As filed with the Securities and Exchange Commission on March 29, 2013

Registration No. 333-185603

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Post-Effective Amendment No. 1

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

MISCOR GROUP, LTD.

(Exact name of Registrant as specified in its charter)

Indiana	7600	20-0995245
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

800 Nave Road, SE

Massillon, OH 44646

(330) 830-3500

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Michael P. Moore

President and Chief Executive Officer

MISCOR Group, Ltd.

800 Nave Road, SE

Massillon, OH 44646

(330) 830-3500

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Molly Z. Brown, Esq. Ulmer & Berne LLP 1660 West 2nd Street Suite 1100 Cleveland, Ohio 44113-1448 216-583-7240	Sean T. Peppard, Esq. Ulmer & Berne LLP 1660 West 2nd Street Suite 1100 Cleveland, Ohio 44113-1448 216-583-7000

As soon as practicable after this registration statement becomes effective.

(Approximate date of commencement of proposed sale to the public)

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☒

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the registration statement on Form S-1 (File No. 333-185603) (the “Registration Statement”), is being filed pursuant to the undertakings in Item 17 of the Registration Statement to update and supplement the information contained in the Registration Statement, as originally declared effective by the Securities and Exchange Commission on February 14, 2013, to: (i) include information related to the announcement that MISCOR Group, Ltd. (“MISCOR”) and Integrated Electrical Services, Inc., a Delaware corporation (“IES”), and IES Subsidiary Holdings, Inc., a Delaware corporation and a wholly-owned subsidiary of IES (“Merger Sub”), entered into an Agreement and Plan of Merger, dated as of March 13, 2013 (the “Merger Agreement”), pursuant to which IES has agreed, subject to certain closing conditions, to acquire 100% of the common stock of MISCOR in a stock and cash transaction and MISCOR will be merged with and into Merger Sub, with Merger Sub surviving as a wholly-owned subsidiary of IES (the “Merger”) and (ii) make certain updating revisions to the information contained herein, including the information contained in the registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012, filed on March 15, 2013.

This filing will also serve upon effectiveness as a post-effective amendment to Reg. No. 333-129354 and 333-144557, pursuant to Rule 429 of Regulation C promulgated by the Securities and Exchange Commission. The prospectus included herein relates to 6,530,358 shares, including 697,026 shares related to Reg. No. 333-129354, 2,500,000 shares related to Reg. No. 333-144557, and 3,333,332 shares related to the Registration Statement.

The information in this prospectus is not complete and may be changed. The selling shareholders may not sell or offer these securities until the registration statement filed with the Securities and Exchange Commission is declared effective. This prospectus is not an offer to sell these securities, and neither MISCOR Group, Ltd. nor the selling shareholders are soliciting an offer to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated March 29, 2013

PROSPECTUS

MISCOR GROUP, LTD.

6,530,358 Shares of Common Stock

This prospectus relates to the resale by the selling shareholders of 6,530,358 shares of our common stock, including 8,079 shares issuable upon the exercise of outstanding warrants. These shares were issued to the selling shareholders in transactions exempt from the registration requirements of the Securities Act of 1933, as amended. This prospectus relates to shares that are registered or are being registered pursuant to certain registration rights agreements with the selling shareholders. We will not receive any proceeds from any sales made by the selling shareholders, except to the extent that the selling shareholders that hold warrants exercise warrants to purchase 8,079 shares with an exercise price of $0.25 per share. We have agreed to bear all expenses in connection with this offering, including certain fees and expenses of counsel to the selling shareholders, but not including underwriting discounts, concessions, or commissions of the selling shareholders. The selling shareholders may sell the shares, from time to time, in ordinary brokerage transactions, or by any other means described herein in the section entitled “Plan of Distribution,” at prevailing market prices, at prices related to prevailing market prices, or at prices otherwise negotiated. Our common stock is currently quoted on the OTCQB under the symbol MIGL. On March 26, 2013, the last reported sales price of our common stock was $1.45 per share.

Our business is subject to many risks and investment in our common stock offered through the prospectus will also involve a high degree of risk. You should carefully read and consider the section of this prospectus entitled “Risk Factors” beginning on page 5 of this prospectus before you make an investment in the securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities that may be offered under this prospectus, nor have any of these organizations determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     .

1

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements, within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, including statements about our long-term goals, financial condition, results of operations, earnings, business strategy, plans, and objectives. Forward-looking statements do not relate strictly to historical or current facts. These statements usually can be identified by the use of forward-looking language such as “our goal,” “our objective,” “our plan,” “will likely result,” “expects,” “plans,” anticipates,” “projects,” “believes,” “estimates,” or other similar words, expressions, or conditional verbs, such as “may,” “will,” “would,” “could,” and “should.”

We have based these forward-looking statements largely on our current expectations about, and perspectives on, future events and financial trends that we believe may affect our financial condition, results of operations, earnings, business strategies, plans, and objectives. These forward-looking statements are subject to a number of risks, uncertainties, and assumptions that could cause actual results and outcomes to differ materially from their description. For a description of these risks and uncertainties, see “Risk Factors” beginning on page 5. Additionally, the following factors, among others, could cause actual results to differ materially from those expressed or implied by any forward-looking statements:

•

the inability to consummate the transactions contemplated by the Agreement and Plan of Merger, dated as of March 13, 2013 (the “Merger Agreement”), by and among MISCOR Group, Ltd., an Indiana corporation (“MISCOR”), Integrated Electrical Services, Inc., a Delaware corporation (“IES”), and IES Subsidiary Holdings, Inc., a Delaware corporation and a wholly-owned subsidiary of IES (“Merger Sub”), pursuant to which IES has agreed to acquire 100% of MISCOR’s common stock in a stock and cash transaction and MISCOR will be merged with and into Merger Sub, with Merger Sub surviving as a wholly-owned subsidiary of IES (the “Merger”);

•	the inability to achieve, or difficulties and delays in achieving, synergies and cost savings relating to the Merger;

•	difficulties and delays in obtaining consents and approvals that are conditions to the completion of the Merger;

•	the ability of MISCOR and IES to enter into, and the terms of, future contracts;

•	the impact of governmental laws and regulations;

•	the adequacy of sources of liquidity;

•	the ability of IES to retain certain employees key to the ongoing success of the combined company and the availability of other skilled personnel;

•	the effect of litigation, claims, and contingencies;

•	the inability to carry out plans and strategies as expected;

•	future capital expenditures and refurbishment, repair, and upgrade costs;

•	delays in refurbishment and upgrade projects;

•	the sufficiency of funds for required capital expenditures, working capital, and debt service; and

•	liabilities under laws and regulations protecting the environment.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information you should consider in making your investment decision. You should read this summary together with the more detailed information, including our consolidated financial statements and the related notes thereto, included elsewhere in this prospectus. You should carefully consider, among other things, the matters discussed in the section entitled “Risk Factors” beginning on page 5 of this prospectus. Except where the context requires otherwise, the terms “us,” “we,” “our,” and the “Company” refer to MISCOR Group, Ltd., an Indiana corporation, and, where appropriate, its subsidiaries.

MISCOR Group, Ltd.

Our Business

The Company began operations in July 2000 with the purchase of the operating assets of an electric motor and magnet shop in South Bend, Indiana. Through acquisitions and internal growth, we expanded the nature of our operations as well as our geographic presence, which now includes locations in Indiana, Alabama, Ohio, West Virginia, Maryland, and California. In April 2004, we reorganized our operations into a holding company structure, forming Magnetech Integrated Services Corp. to act as the parent company. In September 2005, we changed our name from Magnetech Integrated Services Corp. to MISCOR Group, Ltd.

Between 2005 and September 2008, we made a series of acquisitions allowing us to enter into Rail Services and expand our Construction and Engineering Services (“CES”) and Industrial Services businesses. Following experiences in the financial crisis of 2008 and 2009, we decided to reorient our growth strategy and to intensify our focus on industrial and utility services and divested certain operations.

We have since operated primarily in two business segments:

•

Industrial Services—Providing maintenance and repair services to several industries, including electric motor repair and rebuilding; maintenance and repair of electro-mechanical components for the wind power industry; and the repairing, manufacturing, and remanufacturing of industrial lifting magnets for the steel and scrap industries. To supplement our industrial service offerings, we also provide on-site maintenance services and custom and standardized industrial maintenance training programs.

•

Rail Services—Manufacturing and rebuilding power assemblies, engine parts, and other components related to large diesel engines, and providing locomotive maintenance, remanufacturing, and repair services for the rail industry.

Our objective is to be a leading provider of integrated mechanical and electrical products and services to industry, as well as a leading provider of manufactured and remanufactured engine components to the rail, marine, and power industries. To achieve that, we intend to position the Company in order to capitalize on long-term growth opportunities in the wind power and utility markets as well as the heavy industry market. We are continuing to assess the strategic fit of our various businesses and may explore a number of strategic alternatives for our non-strategic businesses including possible divestures.

Merger Agreement

On March 13, 2013, the Company and IES announced their entry into a definitive agreement pursuant to which IES will acquire 100% of the common stock of MISCOR in a stock and cash transaction. MISCOR, IES, and Merger Sub entered into the Merger Agreement, which established the terms of the Merger.

Financing

We have financed our operations primarily through equity, convertible debt financings, and certain credit facilities. See “Management’s Discussion and Analysis of Financial Condition (“MD&A”) – Prior Financing and Capital Transactions Involving Selling Shareholders” in this prospectus for a description of certain of these financings. At December 31, 2012, we had total debt of approximately $7.229 million, some of which resulted from a refinancing in December 2012, as described more fully in “MD&A – Recent Developments.”

Registration Rights

We granted registration rights to various investors in our prior financing transactions. The registration rights require us to register the common stock issued to the investors, as well as the common stock issuable upon exercise of certain warrants issued to the investors, with the Securities and Exchange Commission (“SEC”) for resale under the Securities Act of 1933, as amended (the “Securities Act”). To comply with this obligation with respect to the selling shareholders (for the shareholders identified beginning on page 18), we filed certain registration statements of which this prospectus is a part. See “Prior Financing and Capital Transactions Involving Selling Shareholders—Registration Rights” below.

Corporate Information

Our executive offices are located at 800 Nave Road SE, Massillon, OH 44646. Our telephone number is (330) 830-3500. We maintain a web site at the following Internet address: www.miscor.com. The information on our web site is not part of this prospectus.

About this Prospectus

You should rely only on the information contained in this prospectus or a prospectus supplement. We have not authorized anyone to provide you with information that is different from that contained in this prospectus. If anyone provides you with different or inconsistent information you should not rely on it. The selling shareholders are offering to sell, and are seeking offers to buy, shares of common stock only in jurisdictions where such offers and sales are permitted and it is lawful to do so. The information in this prospectus is complete only as of the date on the front cover regardless of the time of delivery of this prospectus or of any shares. Our business, financial condition, results of operations, and prospects may change after the date hereof.

The Offering

Common stock outstanding	11,683,987 (1)

Seller	One or more selling shareholders; see “Principal and Selling Shareholders.” We are not selling any shares of our common stock under this prospectus or any prospectus supplement.

Shares of common stock offered	6,530,358 (2)

Market for our common stock	Our common stock is traded on the OTCQB under the symbol MIGL. While trading in our stock has occurred, an established public trading market has not yet developed.

Use of proceeds	The selling shareholders will receive the net proceeds from the sale of shares. We will pay the expenses of this offering but will receive none of the proceeds from the sale of shares offered by this prospectus. We may, however, receive payment upon selling shareholders’ exercise of outstanding warrants. See “Use of Proceeds.” Any proceeds that we receive will be used for general corporate purposes, including working capital, capital expenditures, and repaying or refinancing our debt obligations.

Risk Factors	See the discussion under the caption “Risk Factors” and other information in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

Dividend policy	We have never paid a dividend on our common stock and do not anticipate paying any dividends on our common stock in the foreseeable future. Our financing agreements also prohibit us from paying any dividends on our common stock.

(1)	Includes all shares of our common stock outstanding as of March 22, 2013. Excludes shares issuable upon the exercise of warrants and options to purchase common stock.
(2)	The shares of common stock being offered by the selling shareholders represent approximately 56% of our currently outstanding common shares, and approximately 216% of our outstanding common shares held by non-affiliates. The shares that are part of this offering include 8,079 shares of our common stock issuable upon the exercise of warrants, which represents 0.069% of our common stock outstanding as of March 22, 2013.

RISK FACTORS

Investing in our common stock involves a number of risks. You should carefully consider all of the information contained in this prospectus, including the risk factors set forth below, before investing in the common stock offered by this prospectus. We may encounter risks in addition to those described below, including risks and uncertainties not currently known to us or that we currently deem to be immaterial.

THE RISKS DESCRIBED BELOW, AS WELL AS SUCH ADDITIONAL RISKS AND UNCERTAINTIES, MAY IMPAIR OR ADVERSELY AFFECT OUR BUSINESS, RESULTS OF OPERATIONS, AND FINANCIAL CONDITION. IN SUCH CASE, YOU MAY LOSE ALL OR PART OF YOUR ORIGINAL INVESTMENT. THE INFORMATION IN THIS PROSPECTUS IS QUALIFIED IN ITS ENTIRETY BY THESE RISK FACTORS.

Risks Related to Our Business

If we do not maintain our profitability and establish long-term stability in our earnings, we may not be able to continue our operations and you may, in turn, lose your entire investment.

For the fiscal years ended December 31, 2010, December 31, 2009, December 31, 2008, December 31, 2007, and December 31, 2006, we incurred net losses of approximately $11.889 million, $20.468 million, $1.455 million, $2.023 million, and $2.661 million, respectively. For the fiscal years ended December 31, 2012, and December 31, 2011, we had net income of $4.176 million and $0.654 million, respectively. Our ability to increase revenue and achieve and maintain profitability in the future will depend primarily on our ability to complete strategic business acquisitions, increase sales of our existing products and services, maintain a reasonable cost structure, and expand our geographical coverage. No assurance can be given that we will be able to increase our revenue at a rate that equals or exceeds expenditures.

We have a short operating history, which may make it difficult for investors to evaluate our business and our future prospects. These factors increase the risk of your investment.

We began operations in July 2000 with the purchase of the operating assets of an electric motor and magnet shop that launched our industrial services business. Because of our limited operating history, we lack extended, historical financial, and operational data, making it more difficult for an investor to evaluate our business, forecast our future revenues and other operating results, and assess the merits and risks of an investment in our common stock. This lack of information increases the risk of your investment.

Our ability to execute our business plan will be impaired if we do not retain key employees.

We are highly dependent on the efforts and abilities of our senior management and key staff performing technical development, operations, customer support, and sales and marketing functions. These employees are not obligated to continue their employment with us and may leave us at any time. We do not have “key person” life insurance policies for any of our officers or other employees. The loss of the technical knowledge and management and industry expertise that would result in the event members of our senior management team left our Company could delay the execution of our business strategy and divert our management resources. Our business also could be adversely affected if any member of management or any other of our key employees were to join a competitor or otherwise compete with us.

Instability in the credit markets could have a material adverse effect on our results of operations, financial condition, and our ability to meet our investment objectives.

If debt financing is not available on terms and conditions we find acceptable, we may not be able to obtain financing for some of our initiatives. Recently, domestic and international financial markets have experienced unusual volatility and uncertainty. If this volatility and uncertainty persists, our ability to borrow will be significantly impacted and we likely will have to reduce the number of and possibly limit the type of initiatives we have planned. All of these events could have a material adverse effect on our results of operations, financial condition, and ability to meet our objectives.

We face numerous competitors that have greater financial and other competitive resources than we have, which could hurt our ability to compete effectively.

The markets in which we do business are highly competitive. We do not expect the level of competition we face to be reduced in the future. An increase in competitive pressures in these markets or our failure to compete effectively may result in pricing reductions, reduced gross margins, and loss of market share. Many of our competitors have longer operating histories, greater name recognition, more customers, and significantly greater financial, marketing, technical, and other competitive resources than we have. As a result, these companies may be able to adapt more quickly to new technologies and changes in customer needs, or to devote greater resources to the development, promotion, and sale of their products and services. While we believe that our overall product and service offerings distinguish us from our competitors, these competitors could develop new products or services that could directly compete with our products and services.

We may have to reduce or cease operations if we are unable to obtain the funding necessary to meet our future capital requirements. Moreover, if we raise capital by issuing additional equity, your percentage ownership of our common stock will be diluted.

We believe that in order to continue operations under our current business model we will need to raise additional operating capital, as well as adjust our operating unit and corporate cost structure to better align with activity levels expected for the foreseeable future. Our future working capital needs and capital expenditure requirements will depend on many factors, including our rate of revenue growth, the change in our marketing and sales activities, and the rate of development of new products and services. To the extent that funds from the sources described above are not sufficient to finance our future activities, we will need to improve future cash flows and/or raise additional capital through debt or equity financing or by entering into strategic relationships or making other arrangements. Any effort to improve cash flows, whether by increasing sales, reducing operating costs, collecting accounts receivable at a faster rate, reducing inventory, and other means, may not be successful. Further, any additional capital we seek to raise might not be available on terms acceptable to us, or at all. In that event, we may be unable to take advantage of future opportunities or to respond to competitive pressures or unanticipated requirements. Any of these events may have a material adverse effect on our business, financial condition, and operating results.

Further, if we raise additional capital through the issuance of equity securities, the percentage ownership of each shareholder in the Company, and each shareholder’s economic interest in the Company, will be diluted. The degree of dilution, which may be substantial, will depend to a large extent on the market price of our common stock and general market conditions at the time we issue any such new equity.

If we default on our secured debt obligations under our line of credit or our term loan, our assets may be subject to foreclosure, which could cause us to cease operations.

Our obligations under our senior secured debt obligations, including our line of credit and our term loan, are secured by a first lien on substantially all of our assets. Consequently, if we are unable to pay off our secured debt obligations when they become due or otherwise default under the terms of our senior secured debt obligations, our lender could foreclose its security interests and liquidate some or all of our assets. This could cause us to cease operations and likely result in the loss of your entire investment.

Our line of credit expires on December 24, 2014, and our inability to renew or replace it on commercially reasonable terms, if at all, may require us to cease operations.

Our line of credit with PNC Bank, National Association (“PNC Bank”) expires on December 24, 2014. There is not any guarantee that PNC Bank will renew our line of credit beyond such date (or that if the line of credit is renewed it will be on commercially reasonable terms). Factors including, but not limited to, our results of operations and financial condition, market forces adverse to the entire commercial lending industry or to PNC Bank, in particular, could lead PNC Bank to deny its renewal. If PNC Bank fails to renew our line of credit, there can be no assurance that we will be able to refinance the line of credit with another lender on commercially reasonable terms, if at all.

Changes in operating factors that are beyond our control could hurt our operating results.

Our operating results may fluctuate significantly in the future as a result of a variety of factors, many of which are beyond management’s control. These factors include the costs of new technology; the relative speed and success with which we can acquire customers for our products and services; capital expenditures for equipment; sales, marketing, and promotional activities expenses; changes in our pricing policies, suppliers, and competitors; changes in operating expenses; increased competition in our markets; and other general economic and seasonal factors. Adverse changes in one or more of these factors could hurt our operating results.

We may be required to conduct environmental remediation activities, which could be expensive and inhibit the growth of our business and our ability to maintain our profitability.

We are subject to a number of environmental laws and regulations, including those concerning the handling, treatment, storage, and disposal of hazardous materials. These environmental laws generally impose liability on present and former owners and operators, transporters and generators of hazardous materials for remediation of contaminated properties. We believe that our businesses are operating in compliance in all material respects with applicable environmental laws, many of which provide for substantial penalties for violations. We cannot assure you that future changes in such laws, interpretations of existing regulations or the discovery of currently unknown problems or conditions will not require substantial additional expenditures. In addition, if we do not comply with these laws and regulations, we could be subject to material administrative, civil or criminal penalties, or other liabilities. We may also be required to incur substantial costs to comply with current or future environmental and safety laws and regulations. Any such additional expenditures or costs that we may incur would hurt our operating results.

Insurance is expensive, and it may be difficult for us to obtain appropriate coverage. If we suffer a significant loss for which we do not have adequate insurance coverage, our income will be reduced or our net loss will increase.

We have obtained insurance coverage for potential risks and liabilities that we deem necessary and which fall within our budget. Insurance companies are becoming more selective about the types of risks they will insure. It is possible that we may:

•	not be able to get sufficient insurance to meet our needs;

•	not be able to afford certain types or amounts of coverage;

•	have to pay insurance premiums at amounts significantly more than anticipated; or

•	not be able to acquire any insurance for certain types of business risks.

This could leave us exposed to potential claims or denial of coverage in certain situations. If we were found liable for a significant claim in the future, the resulting costs would cause our net income to decrease.

Certain raw materials and other materials purchased for our operations have been and may continue to be subject to sudden and significant price increases that we may not be able to pass along to our customers. This could have an adverse effect on our ability to maintain our profitability.

We purchase a wide range of commodities and other materials such as copper, aluminum, steel and petroleum-based materials as raw materials and for consumption in our operations. Some of these materials have been and may continue to be subject to sudden and significant price increases. Depending on competitive pressures and customer resistance, we may not be able to pass on these cost increases to our customers. This would reduce our gross profit margins and would, in turn, make it more difficult for us to maintain our profitability.

The increased costs we incur as a result of being a public company will make it more difficult for us to maintain our profitability.

As a public company, we incur significant additional legal, accounting, insurance, compliance, reporting, record keeping, and other expenses that we would not incur as a private company. We also incur costs associated with corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform Act and Consumer Protection Act of 2010, as well as new rules implemented by the SEC. These rules and regulations increase our general and administrative expenses and make some activities more time-consuming and costly.

The expense we incur in complying with these requirements will make it more difficult for us to maintain profitability and establish a history of profitability.

The changing regulatory environment for public companies could make it more difficult for us to attract qualified directors.

We expect that the stricter regulatory environment following enactment of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 may make it more difficult and more expensive for us to obtain director and officer liability insurance. We may also be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our Board of Directors (“Board”) or as executive officers.

Ownership of our common stock is concentrated among a small number of shareholders who have substantial influence over matters requiring shareholder approval including actions that may be adverse to your interests or negatively impact the value of your investment.

As of March 22, 2013, our directors and executive officers beneficially owned approximately 24.2% of our outstanding common stock, or approximately 24.1% assuming exercise of outstanding warrants and stock options (vested and unvested), including John A. Martell (“Mr. Martell”), the chairman of our Board, who beneficially owned approximately 23.4% of our outstanding common stock, or approximately 23.3% assuming exercise of outstanding warrants and stock options (vested and unvested). As of March 22, 2013, Tontine Capital Partners, L.P. (“TCP”), Tontine Capital Overseas Master Fund, L.P. (“TCOMF”) and Tontine Capital Overseas Master Fund II, L.P. (“TCOMF II,” and together with TCP and TCOMF, collectively, “Tontine”), owned approximately 49.9% of our outstanding common stock or approximately 49.5% assuming exercise of outstanding warrants and stock options (vested and unvested). As a result, each of Mr. Martell and Tontine has significant influence over matters submitted to our shareholders for approval, including the election and removal of directors and the approval of any merger, consolidation, or sale of all or substantially all of our assets. In addition, in conjunction with certain financing transactions, we granted to Tontine the right to appoint up to two directors to our Board and agreed to limit the size of our Board to seven members. Tontine has not yet exercised its right to appoint directors to the Board. See “MD&A – Prior Financing and Capital Transactions Involving Selling Shareholders – January 2007 Private Equity Financing” and “– November 2007 Private Equity Financing” for a discussion of such rights. In addition, Mr. Martell has granted Tontine a proxy to vote his shares for the election of Tontine’s designees to the Board and to enforce Tontine’s rights with respect to certain future acquisitions of our common stock by Tontine (the “Martell Proxy”), as described in “MD&A – Prior Financing and Capital Transactions Involving Selling Shareholders – November 2007 Private Equity Financing.” Tontine has not yet exercised the Martell Proxy. To the extent that Tontine exercises its right to vote under the Martell Proxy, Tontine has the ability to control the election of its designees to the Board. The interests of these shareholders in such matters may be different from your interests. Consequently, they may make decisions that are adverse to your interests. See “Principal and Selling Shareholders” in this prospectus for more information about ownership of our outstanding shares.

The current changing economic environment poses significant challenges for us.

We are operating in a challenging and uncertain economic environment, including generally uncertain national and local conditions. Financial institutions continue to be affected by a soft real estate market and constrained financial markets. While we have very limited exposure to the real estate market and financial markets, we are nevertheless affected by these circumstances. Many of our customers depend on the availability of credit to purchase our electrical and mechanical products. Continued uncertainties related to the economic and credit environment could have adverse effects on our customers which would adversely affect our financial condition and results of operations. This continued uncertainty in economic conditions coupled with the on-going weak national economic recovery could have an adverse effect on our revenue and profits.

Our articles of incorporation limit the liability of our directors and officers and require us to indemnify them against certain liabilities, which could restrict your ability to obtain recourse against our directors and officers for their actions and reduce the value of your investment in our common stock.

Our articles of incorporation limit the liability of our directors and officers for any loss or damage caused by their actions or omissions; provided that they acted in good faith, with the care an ordinarily prudent person in a like position would have exercised under similar circumstances, and in a manner they reasonably believed was in the best interests of our Company. Even if they do not meet these standards, our directors and officers would not be liable for any loss or damage caused by their actions or omissions if their conduct does not constitute willful misconduct or recklessness. Our articles of incorporation also require us to indemnify our directors and officers under certain circumstances against liability incurred in connection with proceedings to which they are made parties by reason of their relationships to our Company.

The limitation of liability and indemnification provisions in our articles of incorporation may discourage shareholders from bringing a lawsuit against our directors alleging a breach of their fiduciary duty. These limitations may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit our Company and shareholders. Furthermore, our operating results and the value of your investment may decline to the extent that we pay any costs of settlement and damage awards against directors and officers as required by these indemnification provisions.

Risks Related to this Offering

If an active trading market in our common stock does not develop, your ability to liquidate your investment will be adversely affected.

Our common stock trades on the OTCQB. While trading of our stock has occurred, an established public trading market has not yet developed. If an established trading market does not develop, you may not be able to sell your shares promptly or perhaps at all, or sell your shares at a price equal to or above the price you paid for them.

We are subject to penny stock regulations and restrictions and you may have difficulty selling shares of our common stock.

Our common stock is subject to the provisions of Section 15(g) and Rule 15g-9 of the Securities Exchange Act of 1934 (the “Exchange Act”), commonly referred to as the “penny stock rule.” Section 15(g) sets forth certain requirements for transactions in penny stock, and Rule 15g-9(d) incorporates the definition of “penny stock” that is found in Rule 3a51-1 of the Exchange Act. The SEC generally defines a penny stock to be any equity security that has a market price less than $5.00 per share, subject to certain exceptions. We are subject to the SEC’s penny stock rules.

Since our common stock is deemed to be penny stock, trading in the shares of our common stock is subject to additional sales practice requirements on broker-dealers who sell penny stock to persons other than established customers and accredited investors. “Accredited investors” are persons with assets in excess of $1,000,000 (excluding the value of such person’s primary residence) or annual income exceeding $200,000 or $300,000 together with their spouse. For transactions covered by these rules, broker-dealers must make a special suitability determination for the purchase of such security and must have the purchaser’s written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt the rules require the delivery, prior to the first transaction of a risk disclosure document, prepared by the SEC, relating to the penny stock market. A broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, monthly statements must be sent disclosing recent price information for the penny stocks held in an account and information to the limited market in penny stocks. Consequently, these rules may restrict the ability of broker-dealer to trade and/or maintain a market in our common stock and may affect the ability of our stockholders to sell their shares of common stock.

There can be no assurance that our shares of common stock will qualify for exemption from the Penny Stock Rule. In any event, even if our common stock was exempt from the Penny Stock Rule, we would remain subject to Section 15(b)(6) of the Exchange Act, which gives the SEC the authority to restrict any person from participating in a distribution of penny stock if the SEC finds that such a restriction would be in the public interest.

Sales of shares of our common stock eligible for future sale could depress the market for our common stock and the value of the shares you own.

As of March 22, 2013, we had issued and outstanding 11,683,987 shares of our common stock and warrants to purchase 8,079 shares of our common stock. As of that date, we also had issued and outstanding options granted under our 2005 Stock Option Plan to certain directors, executive officers, and employees to acquire 82,000 shares of common stock. Public marketplace sales of these amounts of our common stock, including the shares offered hereby (pursuant to the registration statement to which this prospectus is a part), or the potential for those sales even if they do not actually occur, may have the effect of depressing the market price of our common stock. In addition, if our future financing needs require us to issue additional shares of common stock or securities convertible into common stock, the supply of common stock available for resale could be increased, which could cause the market price of our common stock to drop even if our business is doing well.

As a shareholder, you may experience dilution as a result of the exercise of warrants and options that we have previously issued or may issue in the future.

As described above, as of March 22, 2013, we had issued and outstanding 11,683,987 shares of common stock, and warrants exercisable for an additional 8,079 shares of our common stock, along with options to purchase 82,000 shares granted to certain directors, executive officers, and employees. If these warrants or options are exercised for shares of our common stock, your percentage ownership in the Company, and your economic interest in the Company, will be diluted. The degree of dilution will depend on the number of shares that are issued upon exercise. If the warrants and options currently outstanding are exercised for the maximum number of shares of common stock, your percentage ownership in the Company will be diluted approximately 0.77%. We may, from time to time, issue additional warrants or options should circumstances be appropriate, which would further dilute your ownership percentage upon their exercise.

We do not intend to pay dividends, and, therefore, you may not experience a return on investment unless you sell your securities.

We have never declared or paid, nor do we intend in the foreseeable future to declare or pay, any dividends on our common stock. Our financing agreements also prohibit us from paying any dividends on our common stock. Since we intend to retain all future earnings to finance the operation and growth of our business, you will likely need to sell your securities in order to realize a return on your investment, if any.

Selling your securities may be difficult because we have a limited trading market. Any market that develops for our common stock could be highly volatile, which may limit your ability to sell your shares when desired or at a price above your purchase price.

The price at which our common stock trades on the OTCQB or any other market that may develop is likely to be highly volatile and may fluctuate substantially due to several factors, including the following:

•	volatility in stock market prices and volumes that is particularly common among micro cap/small cap companies such as us;

•	loss of a market maker that is willing to make a market in our stock on the OTCQB;

•	efforts by any shareholder to sell or purchase significant amounts of shares relative to the size of the trading market;

•	lack of research coverage for companies with small public floats such as us;

•	potential lack of market acceptance of our products and services;

•	actual or anticipated fluctuations in our operating results;

•	entry of new or more powerful competitors into our markets;

•	introduction of new products and services by us or our competitors;

•	commencement of, or our involvement in, any significant litigation;

•	additions or departures of key personnel;

•	terrorist attacks either in the United States or abroad;

•	general stock market conditions; and

•	general state of the United States and world economies.

This volatility may slow the development of an active trading market for our common stock, which could make it more difficult for you to sell your shares, if you are able to sell them at all, at a price above your purchase price.

We could issue “blank check” preferred stock without shareholder approval with the effect of diluting then current shareholder interests.

Our articles of incorporation authorize the issuance of up to 800,000 shares of “blank check” preferred stock with designations, rights, and preferences as may be determined, from time to time, by our Board. Accordingly, our Board is empowered, without shareholder approval, to issue a series of preferred stock with dividend, liquidation, conversion, voting, or other rights, which could dilute the interest of or impair the voting power of our common shareholders. The issuance of a series of preferred stock could be used as a method of discouraging, delaying or preventing a change in control. Our financing agreements, however, prohibit us from issuing any preferred stock. Although we do not presently intend to issue any shares of preferred stock, our financing arrangements may change and we may issue preferred stock in the future. See “Description of Capital Stock – Preferred Stock” and “MD&A –Prior Financing and Capital Transactions Involving Selling Shareholders” in this prospectus.

Anti-takeover provisions in our articles of incorporation and by-laws and in Indiana law could delay or prevent a takeover or other change in control of our Company, which could cause the market price of our common stock to suffer.

Provisions in our articles of incorporation and by-laws and certain provisions of Indiana law may discourage, prevent or delay a person from acquiring or seeking to acquire a substantial interest in, or control of, our Company. Such provisions in our articles of incorporation and by-laws include the following:

•	our Board may not remove a director without cause, also making it more difficult to gain control of our Board;

•	only our Board, and not our shareholders, may elect directors to fill vacancies in the board, including vacancies created by expansion of the Board;

•	only our Board or Chairman of the Board, and not our shareholders, may call a special meeting of our Board;

•	only the Board, and not our shareholders, may make, amend, or repeal our by-laws;

•	a super-majority (80%) vote of our shareholders is required to amend certain anti-takeover provisions in our articles of incorporation;

•	our shareholders are not granted cumulative voting rights, which, if granted, would enhance the ability of minority shareholders to elect directors;

•

shareholders must follow certain advance notice and information requirements to nominate individuals for election to our Board or to propose matters that may be acted upon at a shareholders’ meeting, which may discourage a potential acquirer from conducting a proxy contest to elect directors or otherwise attempting to influence or gain control of our Company;

•

our Board, without shareholder approval, may issue shares of undesignated, or “blank check,” preferred stock, which may have rights that adversely affect the rights of the holders of our common stock and impede or deter any efforts to acquire control of our Company; and

•

our articles require special board approval, super-majority (80%) shareholder approval and/or satisfaction of certain price and procedural requirements for certain business combination transactions involving our Company and certain shareholders who beneficially own more than 10% of the voting power of our outstanding capital stock, all of which make it more difficult for a person to acquire control of our Company.

Our articles of incorporation impose approval and other requirements on certain business combination transactions between our Company and any shareholder beneficially owning 10% or more of the voting power of our outstanding capital stock. Types of business combination transactions subject to these requirements include mergers, consolidations, certain sales, leases, or other transfers of our assets; certain issuances of our voting securities; plans of dissolution or liquidation proposed by the interested shareholder; and certain other transactions. Our articles prohibit any such transaction within five years following the date on which the shareholder obtained 10% ownership unless the transaction meets the requirements of the Business Combinations Statute of the Indiana Business Corporation Law (“IBCL”) (if applicable), which is described below, and is approved by a majority of our directors who are not affiliated with the shareholder or by shareholders holding at least 80% of the voting power of our outstanding capital stock. After such five-year period, the transaction still must satisfy the requirements of the IBCL (if applicable) as well as certain price and procedural requirements set forth in our articles.

Should our total number of shareholders of record increase to 100, we would be subject to certain provisions of Indiana corporate law, which may limit business combinations, acquisitions, and asset sales.

As an Indiana corporation, we are subject to the IBCL. Chapter 42, the Control Share Acquisitions Chapter, and Chapter 43, the Business Combinations Chapter, of the IBCL may affect the acquisition of shares of our common stock or the acquisition of control of our Company. Indiana companies may elect to opt out of the Control Share Acquisitions Chapter and the Business Combinations Chapter. Our articles of incorporation do not opt out of these statutes. Both statutes, however, apply only to certain corporations that have at least 100 shareholders. As of March 22, 2013, we had 61 shareholders of record. Consequently, as of March 22, 2013, neither statute applied to us, although they may apply to us in the future.

The Business Combinations Chapter prohibits certain business combinations, including mergers, sales of assets, recapitalizations and reverse stock splits, between certain corporations and any shareholder beneficially owning 10% or more of the voting power of the outstanding voting shares of that corporation for a period of five years following the date on which the shareholder obtained 10% beneficial voting ownership, unless the business combination was approved prior to that date by the Board. If prior approval is not obtained, several price and procedural requirements must be met before the business combination may be completed. The Business Combinations Statute does not apply to business combinations between a corporation and any shareholder who obtains 10% beneficial voting ownership before such corporation has a class of voting shares registered with the SEC under Section 12 of the Securities Exchange Act, unless the corporation has elected to be subject to the Business Combination Statute. As of the date of this prospectus, we have not made such as election.

The Control Share Acquisitions Chapter contains provisions designed to protect minority shareholders if a person makes a tender offer for or otherwise acquires shares giving the acquirer more than certain levels of ownership (20%, 33 1/3% and 50%) of the outstanding voting securities of certain Indiana corporations. Under the Control Share Acquisitions Chapter, if an acquirer purchases such shares of a corporation that is subject to the Control Share Acquisitions Chapter, then the acquirer cannot vote such shares until each class or series of shares entitled to vote separately on the proposal approves the rights of the acquirer to vote the shares in excess of each level of ownership, by a majority of all votes entitled to be cast by that group (excluding shares held by our officers, by our employees who are directors of the Company and by the acquirer).

Also under the IBCL, effective July 1, 2009, a public company must have a staggered Board, unless the company elected to affirmatively opt-out of such requirement by July 31, 2009. Our articles of incorporation currently provides for a staggered Board, but we also affirmatively opted-out of the automatic staggered board provision of the IBCL, thereby preserving our ability to eliminate our staggered board structure in the future if our Board decides to do so. As of the date of this prospectus, our Board has no intention of eliminating our staggered Board structure.

These provisions of our articles of incorporation and by-laws, and of the IBCL, may make if difficult and expensive to pursue a tender offer, change in control, or takeover attempt that our management opposes. Consequently, these provisions may reduce the trading price of our common stock. See “Description of Capital Stock — Anti-Takeover Provisions” in this prospectus.

Risks Related to the Merger

The total merger consideration that IES will pay MISCOR shareholders is based upon a formula, which includes variables that may fluctuate.

In the Merger, IES will pay MISCOR shareholders total merger consideration of approximately $24.000 million, less the 30-day average of MISCOR’s outstanding debt calculated as of the fifteenth business day prior to the closing date (the “Net Debt”), as described in the Merger Agreement. As of March 22, 2013, MISCOR’s Net Debt (for the 30-day period ending on that date), was approximately $7.000 million. However, circumstances could result in Net Debt increasing above its current levels, which would adversely affect the total merger consideration paid to MISCOR shareholders in the Merger.

At the effective time of the Merger, each outstanding share of MISCOR common stock (other than shares held by MISCOR shareholders who do not vote in favor of the adoption of the Merger Agreement and who are entitled to and properly demand appraisal rights in accordance with Indiana law and shares to be cancelled pursuant to the terms of the Merger Agreement) will be converted into the right to receive merger consideration comprised of, at the election of the holder, either: (1) a per share dollar amount, which amount shall not be less than $1.415 (the “Cash Consideration”), equal to the quotient obtained by dividing (x) the difference between $24.000 million and the amount of MISCOR’s Net Debt and (y) the number of shares of MISCOR common stock outstanding as of the fifteenth business day prior to the closing date; and/or (2) a number of shares of IES common stock (the “Stock Consideration”) equal to a fraction (the “Exchange Ratio”), the numerator of which is the Cash Consideration and the denominator of which is the volume-weighted average of the sale prices per share of IES common stock (the “VWAP”) for the 60 consecutive trading days ending with the fifteenth business day prior to the closing date (the “IES Common Stock Value”); provided, however, that the if the IES Common Stock Value is less than $4.024 per share or greater than $6.036 per share, then the IES Common Stock Value will be $4.024 per share or $6.036 per share, respectively.

As of March 22, 2013, MISCOR’s had 11,683,987 shares of common stock issued and outstanding. Prior to the date on which the Cash Consideration is determined, the number of outstanding shares of MISCOR common stock is expected to increase to up to 11,774,066 shares, as the result of the exercise of 90,079 outstanding in-the-money warrants or options.

The Exchange Ratio used to determine the number of shares of IES common stock into which each share of MISCOR common stock will be convertible will fluctuate due to fluctuations in the market value of IES common stock.

The number of shares of IES common stock into which each share of MISCOR common stock will be convertible at the effective time of the Merger will be based on the Exchange Ratio, the denominator of which is the 60-day VWAP of IES common stock ending with the fifteenth business day prior to the closing date of the Merger (not including the closing date). As such, the number of shares of IES common stock constituting the Stock Consideration that MISCOR shareholders may elect to receive in the Merger will depend, in part, on the market value of IES common stock. The market price per share of IES common stock and MISCOR common stock will fluctuate between the date of this prospectus and the completion of the Merger. Therefore, MISCOR shareholders cannot be sure of the number of shares of IES common stock that they will receive. In addition, because the Exchange Ratio will be determined using a period that ends fifteen business days prior to the closing date of the Merger, the number of shares of IES common stock to be issued will likely be different than it would be if the price on the closing date were to be used.

MISCOR shareholders electing to receive Cash Consideration may, as a result of the cap on the aggregate Cash Consideration to be received by MISCOR shareholders pursuant to the Merger Agreement, receive a form or combination of consideration different from the form they elect.

While each MISCOR shareholder may elect to receive consideration consisting of all Cash Consideration, all Stock Consideration, or a mix of Cash Consideration and Stock Consideration, the aggregate Cash Consideration to be received by MISCOR shareholders pursuant to the Merger Agreement shall not exceed a threshold, as described in the Merger Agreement (the “Maximum Cash Amount”), which is an amount equal to the product obtained by multiplying (x) the Cash Consideration by (y) 50% of the number of shares of MISCOR common stock outstanding immediately prior to the effective time of the Merger. Accordingly, if the aggregate amount of cash that would be paid upon conversion of the shares of MISCOR common stock for which MISCOR shareholders elect to receive Cash Consideration (the “Cash Election Shares”) is greater than the Maximum Cash Amount, then the exchange agent will select from among the Cash Election Shares, by a pro rata selection process, a sufficient number of shares (the “Stock Designation Shares”) such that the aggregate amount of cash that will be paid in the Merger in respect of the Cash Election Shares that are not Stock Designation Shares equals as closely as practicable the Maximum Cash Amount, and the Stock Designation Shares shall be converted into the right to receive the Stock Consideration. As a result, MISCOR shareholders that make a valid election to receive all or a portion of their merger consideration in the form of Cash Consideration may not receive merger consideration entirely in the form elected.

If you tender shares of MISCOR common stock to make an election, you will not be able to sell those shares unless you revoke your election prior to the election deadline.

If you are a MISCOR shareholder and want to elect to receive Cash Consideration, Stock Consideration, or a mix of Cash Consideration and Stock Consideration under the Merger Agreement, you must deliver your stock certificates (or follow the procedures for guaranteed delivery) and a properly completed and signed election form to the exchange agent. You will not be able to sell any shares of MISCOR common stock that you have delivered under this arrangement unless you revoke your election before the election deadline by providing written notice to the exchange agent. If you do not revoke your election, you will not be able to liquidate your investment in MISCOR common stock for any reason until you receive Cash Consideration and/or Stock Consideration pursuant to the Merger Agreement or until the Merger Agreement is terminated pursuant to its terms. In the time between delivery of your shares and the closing of the Merger or termination of the Merger Agreement, the market prices of MISCOR common stock and IES common stock may increase or decrease, and you might otherwise want to sell your shares of MISCOR common stock to gain access to cash, make other investments, or reduce the potential for a decrease in the value of your investment.

The date that MISCOR shareholders will receive their merger consideration is uncertain.

The completion of the Merger is subject to certain governmental approvals and the satisfaction or waiver of certain other conditions. While it is currently anticipated that the Merger will be completed promptly following the meeting of IES stockholders to approve the issuance of shares of IES common stock (assuming such approval) and the meeting of MISCOR shareholders to approve and adopt the Merger Agreement (assuming such approval and adoption), the completion date might be later than expected due to delays in satisfying such conditions. Accordingly, we cannot provide MISCOR shareholders with a definitive date on which they will receive the Merger consideration.

Any delay in completing the Merger and integrating the businesses may reduce the benefits expected to be obtained from the Merger.

The Merger is subject to a number of conditions that are beyond the control of MISCOR and IES and that may prevent, delay, or otherwise materially adversely affect its completion. See “MD&A – Merger Agreement.” MISCOR cannot predict whether or when the conditions to closing will be satisfied. Any delay in completing the Merger and integrating the businesses may reduce the benefits that MISCOR and IES expect to achieve in the Merger.

Failure to complete the Merger could negatively impact the stock price and the future business and financial results of MISCOR.

MISCOR cannot assure you that the Merger Agreement will be adopted by the MISCOR shareholders, that the issuance of the shares of IES common stock will be approved by the IES stockholders, or that the other conditions to the completion of the Merger will be satisfied. In addition, both MISCOR and IES have the right to terminate the Merger Agreement under certain conditions. If the merger is not completed, neither MISCOR nor IES will receive any of the expected benefits of the Merger and will be subject to risks and/or liabilities, including the following:

•	failure to complete the Merger might be followed by a decline in the market price of MISCOR common stock and/or IES common stock;

•	MISCOR will be required to pay IES termination fees that range from $250,000 of $750,000 if the Merger Agreement is terminated under certain conditions;

•	certain costs relating to the Merger (such as legal and accounting fees) will be payable by IES and by MISCOR regardless of whether the Merger is completed; and

•

the proposed Merger may disrupt business and distract its management and employees from day-to-day operations, because work related to the Merger (including integration planning) requires substantial time and resources, which could otherwise have been devoted to other business opportunities for the benefit of MISCOR.

If the Merger is not completed, these risks and liabilities may materially adversely affect MISCOR’s business, financial results, financial condition, and stock price.

In addition, there can be no assurance that IES will be successful in obtaining expected financing. Although financing is not a condition to closing of the Merger, if IES were not able to obtain the expected financing, or not able to obtain the financing on commercially reasonable terms, it may not receive required third party consents to complete the Merger or otherwise might not be able to complete the Merger.

The rights of MISCOR shareholders who become IES stockholders in the Merger will be governed by IES’s certificate of incorporation and bylaws.

MISCOR shareholders who receive shares of IES common stock in the Merger will become IES stockholders. As such, MISCOR shareholder rights will become subject to the Delaware General Corporation Law and they will be governed by IES’s certificate of incorporation and bylaws, rather than MISCOR’s articles of incorporation and bylaws. As a result, there will be material differences between the current rights of MISCOR shareholders, as compared to the rights they will have as IES stockholders.

Some of the directors and executive officers of MISCOR may have personal interests that differ from those of MISCOR’s shareholders and may motivate them to support or approve the Merger.

Some of the directors of MISCOR who have recommended the Merger to MISCOR shareholders and the executive officers of MISCOR who provided information to the MISCOR board of directors relating to the Merger have employment, indemnification and/or severance benefit arrangements, rights to acceleration of restricted stock awards, and rights to ongoing indemnification and insurance that provide them with interests in the Merger. Any of these arrangements or benefits may cause these individuals to have interests that may differ from those of the other MISCOR shareholders. The benefits that would result from the Merger may have influenced these directors in approving the Merger and these executive officers in supporting the Merger.

If you purchase shares of MISCOR common stock offered hereby, you should consider these interests when you consider the recommendation of the MISCOR board of directors that you vote for the adoption of the Merger Agreement. As a result of these interests, these directors and executive officers may be more likely to support the Merger than they would if they did not have these interests. See “MD&A – Merger Agreement – Material Relationships.”

The Merger Agreement limits MISCOR’s ability to pursue an alternative to the Merger.

The Merger Agreement prohibits MISCOR from soliciting alternative transactions other than during the limited period beginning on the date of the Merger Agreement and continuing until 12:01 a.m. (EST) on the thirty-first day thereafter. See “MD&A – Merger Agreement.” Additionally, pursuant to the terms of the Merger Agreement, before (i) the MISCOR board of directors changes its recommendation regarding the Merger as a result of its receipt of an acquisition proposal, (ii) the MISCOR board of directors recommends an alternative transaction, or (iii) MISCOR enters into an alternative transaction, MISCOR must, among other things, allow IES a four-business day period to make a revised proposal. These provisions limit MISCOR’s ability to pursue offers from third parties that could result in greater value to its shareholders.

MISCOR’s obligation to pay a termination fee may also discourage a third party from pursuing an alternative transaction proposal. Under the Merger Agreement, MISCOR will be required to pay IES termination fees that range from $250,000 to $750,000 if the Merger Agreement is terminated under certain conditions. If a termination fee is payable, the payment of this fee could have material and adverse consequences on MISCOR’s financial condition.

Risk Factors Relating to IES Following the Merger

IES may experience difficulties in integrating MISCOR’s business and could fail to realize potential benefits of the Merger.

Achieving the anticipated benefits of the Merger will depend in part upon whether IES is able to integrate MISCOR’s business in an efficient and effective manner. IES may not be able to accomplish this integration process smoothly or successfully. The difficulties of combining the two companies’ businesses potentially will include, among other things:

•	geographically separated organizations and possible differences in corporate cultures and management philosophies;

•	significant demands on management resources, which may distract management’s attention from day-to-day business;

•

differences in the disclosure systems, compliance requirements, accounting systems, and accounting controls and procedures of the two companies, which may interfere with the ability of IES to make timely and accurate public disclosure; and

•	the demands of managing new locations, new personnel and new lines of business acquired from MISCOR in the Merger.

Any inability to realize the potential benefits of the Merger, as well as any delays in integration, could have an adverse effect upon the revenues, level of expenses and operating results of the combined company, which may adversely affect the value of any shares of IES common stock you receive as a result of the Merger.

Failure to retain key employees of MISCOR could adversely affect IES following the Merger.

IES’s performance following the Merger could be adversely affected if it is unable to retain certain key employees of MISCOR, which may adversely affect the value of any shares of IES common stock you receive as a result of the Merger. The loss of the services of one or more of these key employees, including Michael P. Moore, Marc Valentin, and James I. DePew, could adversely affect IES’s future operating results because of their experience and knowledge of the business of MISCOR. IES does not currently have any agreements with MISCOR’s senior management regarding their continued employment following the Merger.

MISCOR and IES will incur substantial costs in connection with the Merger.

MISCOR and IES expect to incur a number of non-recurring transaction fees and other costs associated with completing the Merger and combining the operations of the two companies, including legal and accounting fees and potential expenses related to shareholder litigation. These fees and costs will be substantial and many of them will be incurred regardless of whether the Merger is consummated. Additional unanticipated costs may also be incurred in the integration of the businesses of MISCOR and IES. If the total costs and indebtedness incurred in completing the Merger exceed estimates, the financial results of the combined company may be materially adversely affected, which may adversely affect the value of any shares of IES common stock you receive as a result of the Merger.

Risk Factors Relating to IES Common Stock Following the Merger

The price of IES common stock will continue to fluctuate after the Merger and may be affected differently from the separate factors that currently affect the prices of IES common stock and MISCOR common stock.

Holders of MISCOR common stock have the right to elect to receive IES common stock in the Merger. IES’s results of operations, as well as the price of IES common stock following the Merger, may be affected differently from those factors currently separately affecting IES’s or MISCOR’s results of operations and the prices of IES common stock and MISCOR common stock.

The market value of IES common stock could decline if large amounts of IES common stock are sold following the Merger.

Following the Merger, shareholders of IES and former shareholders of MISCOR, including those purchasing shares of MISCOR common stock offered hereby, will own interests in a combined company operating an expanded business with more assets and a different mix of liabilities. Current holders of IES and MISCOR common stock may not wish to continue to invest in the additional operations of the combined company, or for other reasons may wish to dispose of some or all of their interests in the combined company. If, following the Merger, large amounts of IES common stock are sold, the price of IES common stock could decline.

USE OF PROCEEDS

This prospectus relates to shares of our common stock that may be offered and sold, from time to time, by the selling shareholders named in this prospectus. We will not receive any of the proceeds from the sale of the common stock, but, to the extent that the selling shareholders that hold warrants exercise outstanding warrants to purchase 8,079 shares with an exercise price of $0.25 per share, we may receive up to approximately $2,020 in cash. Any proceeds that we receive will be used for general corporate purposes, including working capital, capital expenditures, and repaying or refinancing our debt obligations.

We have agreed to bear all expenses (other than direct expenses incurred by the selling shareholders, such as selling commissions, brokerage fees and expenses, and transfer taxes) and have incurred total expenses in connection with this offering of approximately $68,173 as of March 29, 2013, and may incur additional expenses in the future.

DETERMINATION OF OFFERING PRICE

The selling shareholders may offer shares from time to time, in ordinary brokerage transactions or by any other means described herein in the section entitled “Plan of Distribution,” at prevailing market prices, at prices related to prevailing market prices, or prices otherwise negotiated. Our common stock is traded on the OTCQB under the symbol MIGL. The average of the high and low sales prices of our common stock on the OTCQB on March 26, 2013 was $1.45. However, there is not an established trading market for our common stock. This price may or may not be similar to the price or prices at which the selling shareholders offer shares in this offering.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth certain information known to us with respect to the beneficial ownership of our common stock as of March 22, 2013, for the following persons:

•	each of our directors;

•

our Chief Executive Officer and our other most highly compensated executive officers serving at the end of 2011 (other than our Chief Executive Officer) whose total compensation during 2011 exceeded $100,000 (together as a group, the “Named Executive Officers”);

•	all of our directors and executive officers as a group;

•	each holder of five percent or more of our common stock; and

•	each person or entity potentially selling shares of our common stock in this offering.

The information below is based upon information provided to us by or on behalf of each beneficial owner. Unless otherwise indicated, we believe that each individual and entity named below has sole voting and investment power with respect to all shares of common stock that such individual or entity beneficially owns, subject to applicable community property laws. To our knowledge, no person or entity other than those identified below beneficially owns more than five percent of our common stock.

We cannot advise you as to whether the selling stockholders will in fact sell any or all of such shares of common stock. In addition, the selling stockholders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time and from time to time, the shares of common stock in transactions exempt from the registration requirements of the Securities Act after the date on which they provided the information set forth in the table below. Only the selling stockholders referenced in the table below may sell the securities offered hereby, except as otherwise permitted by law. Changed information regarding the selling stockholders will be presented in a prospectus supplement or post-effective amendment to the registration statement of which this prospectus forms a part if and when necessary and required. Except as indicated below, no selling stockholder is a registered broker-dealer or an affiliate of a broker-dealer.

Applicable percentage ownership is based on 11,683,987 shares of our common stock outstanding as of March 22, 2013. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we included shares of common stock that such person has the right to acquire within 60 days of March 22, 2013, upon exercise of warrants or options held by that person.

This prospectus relates to 6,530,358 shares of our common stock. In connection with the January 2007 and November 2007 financing transactions with Tontine, we entered into a registration rights agreement with Tontine, dated January 18, 2007 (the “Initial Registration Rights Agreement”), pursuant to which we agreed to register 2,500,000 shares of our common stock issued to them in the January 2007 transaction, and an amended registration rights agreement with Tontine, dated November 30, 2007, (the “Amended Registration Rights Agreement”), pursuant to which we agreed to register an additional 3,333,332 shares of our common stock issued as part of the November 2007 transaction. We completed the registration of 2,500,000 of these shares on September 2, 2008, and 3,333,332 of these shares on February 14, 2013. Upon effectiveness, this prospectus will serve as a post-effective amendment to those registration statements (Reg. No. 333-144557 and Reg. No. 333-185603). See “MD&A – Prior Financing and Capital Transactions Involving Selling Shareholders – November 2007 Private Equity Financing” and “ – January 2007 Private Equity Financing.” As part of our agreements to register these 5,833,332 shares of our common stock, we also agreed to indemnify Tontine against certain liabilities related to the registration and sale of the common stock, including liabilities arising under the Securities Act, and to pay all expenses in connection with this offering, including certain fees and expenses of counsel to Tontine, but not including underwriting discounts, concessions, or commissions of Tontine. See “MD&A – Prior Financing and Capital Transactions Involving Selling Shareholders — Registration Rights” in this prospectus. In connection with our obligation to register these shares, we have filed a registration statement of which this prospectus is a part.

Upon effectiveness, this prospectus will also serve as a post-effective amendment to Reg. No. 333-129354 and Reg. No. 333-137940, as well as the previously referenced registration statements (Reg. No. 333-144557 and Reg. No. 333-185603), pursuant to Rule 429 of Regulation C promulgated by the SEC. Two of these registration statements (Reg. No. 333-129354 and Reg. No. 333-137940) relate to our obligations, under certain registration rights agreements, to register with the SEC the resale of the common stock issued to the investors in connection with certain financing transactions and the resale of shares of our common stock issuable upon the exercise of certain warrants. See “MD&A – Prior Financing and Capital Transactions Involving Selling Shareholders – Private Placement of Common Stock,” “– Laurus Master Fund, Ltd.,” and “– Registration Rights.” These registration rights agreements also require us to indemnify the selling shareholders against certain liabilities related to the registration and sale of this common stock, including liabilities arising under the Securities Act, and to bear the cost of compliance with such agreements.

Unless otherwise indicated, none of the selling shareholders is currently an affiliate of ours nor has had a material relationship with us during the past three years, other than as a holder of our securities and/or in connection with the negotiation of the prior financing transactions. See “MD&A – Prior Financing and Capital Transactions Involving Selling Shareholders” in this prospectus.

	As of March 22, 2013**
	Common Stock Beneficially Owned Before Offering				Common Stock Beneficially Owned After Offering†
Name of Beneficial Owner	Shares owned		%owned[1]	Number of Shares Being Sold	Shares owned		% owned[1]
Directors and Named Executive Officers:[2]
John A. Martell[3]	2,738,800	[4]	23.4	—	2,738,800	[4]	23.4
Michael P. Moore[5]	73,000[6]		*	—	73,000	[6]	*
William J. Schmuhl, Jr.[7]	10,000		*	—	10,000		*
Michael D. Topa[8]	—		*	—	*		*
Marc Valentin[9]	10,000	[10]	*	—	10,000	[10]	*
All directors and executive officers as a group (5 persons)	2,831,800		24.2	—	2,831,800		24.2
Selling Shareholders:
Jeffrey L. Gendell[11] c/o Tontine Capital Management, L.L.C. 1 Sound Shore Drive, 3rd Floor Greenwich, Connecticut 06830	5,833,332		49.9	5,833,332	0		0.0
Laurus Master Fund, Ltd.[12] c/o Laurus Capital Management, LLC 825 Third Avenue, 14th Floor New York, New York 10022	414,823		3.6	414,823	0		0
William Sybesma[13]	44,641		*	44,641	0		0
Dr. Domenic Strazzulla	24,865		*	24,865	0		0

	As of March 22, 2013**
	Common Stock Beneficially Owned Before Offering			Common Stock Beneficially Owned After Offering†
Name of Beneficial Owner	Shares owned	%owned[1]	Number of Shares Being Sold	Shares owned	% owned[1]
David L. Cohen	450	*	450	0	0
David Dercher	12,666	*	12,666	0	0
Roger Stacey	6,333	*	6,333	0	0
Gary M. Glasscock	27,364	*	27,364	0	0
Robert H. Cole	6,000	*	6,000	0	0
Gregg M. Gaylord and Linda S. Covillon[14]	23,988	*	23,988	0	0
Joseph Rienzi and Judith Rienzi	10,000	*	10,000	0	0
Dr. Gilbert R. Schorlemmer	4,300	*	4,300	0	0
Mollie Ann Peters	3,845	*	3,000	845	0
Thomas D’Avanzo[15]	13,985	*	13,785	200	0
Henry Fortier, III	5,000	*	5,000	0	0
Gregg Goebel and Marilyn Goebel	2,000	*	2,000	0	0
Stephen T. Skoly, Jr.	8,910	*	3,800	5,110	0
Thomas J. Keeney	13,400	*	13,400	0	0
Norman Dudey[16]	2,114	*	2,114	0	0
Edward Lagomarsino	10,572	*	10,572	0	0
Rodney Schorlemmer	12,748	*	12,748	0	0
Paul V. Nugent, Jr. and Jeanne Nugent	3,994	*	3,994	0	0
Max Gertsch	5,650	*	5,650	0	0
Jay Shrager[17]	42,949	*	42,949	0	0
James M. Lewis	1,600	*	1,600	0	0
Weikei Lang	14	*	14	0	0
Ronald Moschetta[18]	620	*	620	0	0

*	Less than one percent (1%).
**	This list was compiled using company records, information provided by shareholders, and a NOBO list as of March 22, 2013. We also used a shareholder of record list, dated March 22, 2013.
†	The selling shareholders identified in this table may sell some, all, or none of the shares owned by them that are registered under this registration statement. While we do not currently have knowledge of any agreements, arrangements, or understandings with respect to the sale of any of the shares registered hereunder, for purposes of this table we are assuming that the selling shareholders will sell all of the shares indicated in the table.
(1)	Based on, for each shareholder, 11,683,987 shares of common stock outstanding as of March 22, 2013, plus warrants and options held by that shareholder that are exercisable for common stock within 60 days of March 22, 2013.
(2)	The address of each director and Named Executive Officer identified in the table above is c/o MISCOR Group, Ltd., 800 Nave Road, SE, Massillon, OH 44646.
(3)	Mr. Martell is our Chairman, and served as President and Chief Executive Officer through June 16, 2010.
(4)	In connection with purchases by Tontine of shares of our common stock, Mr. Martell granted to Tontine a limited irrevocable proxy to vote his shares of common stock in connection with certain matters described below under “MD&A –Prior Financing and Capital Transactions Involving Selling Shareholders – January 2007 Private Equity Transaction” and “– November 2007 Private Equity Financing Transaction.” On all other matters, Mr. Martell has sole voting power with respect to these shares. Mr. Martell has sole investment power with respect to these shares.

(5)	Mr. Moore is our President and Chief Executive Officer.
(6)	Includes option to purchase 10,000 restricted shares with a 4-year cliff vesting for $0.35 per share should Mr. Moore continue as our employee, options to purchase 60,000 shares of our common stock with 4-year cliff vesting for $0.35 per share, and 3,000 shares of our common stock with a three-year restriction purchased through our 2005 Restricted Stock Purchase Plan for $0.01 per share.
(7)	Mr. Schmuhl is a member of our Board.
(8)	Mr. Topa is a member of our Board.
(9)	Mr. Valentin is our Chief Accounting Officer.
(10)	Includes options to purchase 7,000 shares of common stock with 4-year cliff vesting should Mr. Valentin continue as our employee, at an exercise price of $0.35 per share, and 3,000 shares of our common stock with a three-year restriction purchased through our 2005 Restricted Stock Purchase Plan for $0.01 per share.
(11)	Includes 4,666,666 shares of common stock directly owned by TCP, 1,001,081 shares of common stock directly owned by TCOMF, and 165,585 shares of common stock directly owned by TCOMF II. Tontine Capital Management, L.L.C. (“TCM”) is the general partner of TCP, Tontine Capital Overseas GP, L.L.C. (“TCO”) is the general partner of TCOMF and Tontine Asset Associates, LLC (“TAA”) is the general partner of TCOMF II. Mr. Gendell is the managing member of TCM, TCO, and TAA and in such capacity has voting and investment control over the shares of common stock owned by TCP, TCOMF, and TCOMF II. TCM, TCO, TAA, and Mr. Gendell expressly disclaim beneficial ownership of the shares of common stock beneficially owned by TCP, TCOMF and TCOMF II, except to the extent of their pecuniary interest.

(12)	According to information provided by Laurus Master Fund, Ltd. (“Laurus”) the entity that exercises voting and investment power on behalf of Laurus is Laurus Capital Management, LLC; the natural persons who exercise voting and investment power of Laurus Capital Management, LLC are David Grin and Eugene Grin. Includes 8,079 shares of common stock issuable upon exercise of warrants at $0.25 per share. The terms of the warrants limit the number of shares of common stock issuble upon exercise of warrants issued to Laurus to the amount by which 9.99% of our outstanding common stock exceeds the number of shares beneficially owned by Laurus, unless Laurus gives us 75 days prior notice.
(13)	Includes 2,000 shares that are held jointly with his spouse, Martina Jane Sybesma.
(14)	Shares are held by the named persons as joint tenants with rights of survivorship.
(15)	These shares are held in an individual retirement account for the benefit of Mr. D’Avanzo.
(16)	These shares are held by Mr. Dudey as trustee for the benefit of Norman Dudey.
(17)	Includes 30,211 shares that are held jointly with his spouse, Carole Shrager, and 12,088 shares held in name of Somerset Farms PST, which is controlled by Mr. Shrager.
(18)	These shares are held in an individual retirement account for the benefit of Mr. Moschetta.

MARKET FOR OUR COMMON STOCK AND

RELATED SHAREHOLDER MATTERS

Market Information and Holders

Our common stock is traded on the OTCQB under the symbol, “MIGL.” The following table sets forth the range of reported high and low bid quotations for our common stock as reported on the OTCQB for the periods indicated. Sales price information consists of quotations by dealers making a market in our common stock and may not necessarily represent actual transactions. As a result, the bid information for our common stock reflects inter-dealer prices without any mark-ups, mark-downs or commissions. In addition, trading in our common stock is limited in volume and may not be a reliable indication of its market value.

Fiscal Year 2011	High	Low
1st quarter ended 4/3/2011	$0.35	$0.11
2nd quarter ended 7/3/2011	$0.48	$0.15
3rd quarter ended 10/2/2011	$0.38	$0.27
4th quarter ended 12/31/2011	$0.45	$0.27

Fiscal Year 2012	High	Low
1st quarter ended 4/1/2012	$0.44	$0.28
2nd quarter ended 7/1/2012	$1.04	$0.31
3rd quarter ended 9/30/2012	$1.80	$1.00
4th quarter ended 12/31/2012	$1.20	$1.00

As of March 26, 2013, the last reported sale price of our common stock on the OTCQB was $1.45 per share. As of March 22, 2013, there were 11,683,987 shares of common stock outstanding and 61 shareholders of record. Our common stock was held by approximately [451] beneficial owners as of such date. In addition, as of March 22, 2013, we had outstanding:

•	warrants to acquire 8,079 shares of our common stock at an exercise price of $0.25 per share.

•	options issued under our 2005 Stock Option Plan to acquire 82,000 shares of our common stock at exercise prices ranging from $0.35 to $10.13 per share.

•	22,000 shares of restricted stock issued under our 2005 Restricted Stock Purchase Plan.

In 2008, we issued shares of our common stock upon conversion of $2.690 million in subordinated debentures at a conversion price of $8.512316 per share and redeemed the remaining outstanding debentures for approximately $0.300 million cash, including interest.

The number of shares issuable upon exercise of the foregoing warrants, as well as the fixed exercise prices, is subject to adjustment as provided in the applicable securities and related agreements.

Dividends

We have never paid cash dividends on our common stock. We presently intend to retain future earnings, if any, for use in the operation and expansion of the business and do not anticipate paying any cash dividends in the foreseeable future. Our senior secured credit facility contains restrictions on our ability to pay dividends. See “MD&A.”

Unregistered Sales of Equity Securities

The Company has not issued or sold any securities not registered under the Securities Act since January 1, 2010.

Purchases of Equity Securities by the Issuer

On December 28, 2012, the Company repurchased 123,839 common shares from BDeWees, Inc., for an aggregate purchase price of $74,000.

ISSUER PURCHASES OF EQUITY SECURITIES*

Period	Total Number of Common Shares Purchased	Average Price Paid
December 2012	123,839	$0.60

*	The Company does not have a repurchase program. This was an isolated repurchase entered into on the request of a person that acquired shares as part of an acquisition

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2012. This table should be read together with “MD&A” and our consolidated financial statements and the notes thereto included elsewhere in this prospectus (amounts presented in thousands).

As of December 31, 2012 (in 000s)
Total debt	$7,229 *
Shareholders’ equity:
Preferred stock, no par value—800,000 shares authorized, 0 shares outstanding	—
Common stock, no par value—30,000,000 shares authorized, 11,786,826 shares issued	59,346
Treasury stock, 123,839, at cost	(74)
Accumulated deficit	(44,685)

Total stockholders’ equity	14,587

Total capitalization	$21,816

*	Includes borrowings of $3,722 under our revolving line of credit with PNC Bank.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion contains forward-looking statements that involve risks and uncertainties. See “Forward-Looking Statements” above. The following discussion should be read with our audited annual consolidated financial statements and the notes to the financial statements beginning on page F-1 of this prospectus.

Overview

The Company began operations in July 2000 with the purchase of the operating assets of an electric motor and magnet shop in South Bend, Indiana. Through acquisitions and internal growth, the Company expanded the nature of our operations as well as our geographic presence, which now includes locations in Indiana, Alabama, Ohio, West Virginia, and California. In April 2004, the Company reorganized our operations into a holding company structure, forming Magnetech Integrated Services Corp. to act as the parent company. In September 2005, we changed our name from Magnetech Integrated Services Corp. to MISCOR Group, Ltd.

Between 2005 and September 2008, the Company made a series of acquisitions allowing it to enter into Rail Services and to expand its Construction and Engineering Services (“CES”) and Industrial Services businesses. Following experiences during the financial crisis, the Company decided to reorient its growth strategy to focus on industrial and utility services. In December 2009, we announced an overall restructuring plan, which we have completed. The plan included the divesture of our subsidiaries in the Rail Services and CES, to allow for alignment of our operations with our long-term vision and allow us to focus on industrial and utility services. As part of this restructuring, we divested (i) AMP Rail Services Canada LLC (“AMP Canada”) in a sale of 100% of its capital stock; (ii) our CES subsidiaries: Martell Electric, LLC (“Martell Electric”) and Ideal Consolidated, Inc. (“Ideal”) in February 2010; and (iii) American Motive Power (“AMP”) in March 2010. In December 2011, we announced our intention to no longer have HK Engine Components, LLC (“HKEC”), the subsidiary representing our Rail Services segment, listed as held for sale. While the Company sees HKEC as outside of our business strategy focusing on industrial and utility services, we do see significant value in HKEC and believe the Company would not obtain the appropriate value for this business if it were to be sold in today’s economic environment. During 2012 and 2011, HKEC represented approximately 35% and 26% of consolidated revenues of the Company, respectively, and approximately 78% and 193% of consolidated net income (net of depreciation) of the Company.

Through December 31, 2012, and prior to the divestitures described above, the Company provided electrical and mechanical solutions to industrial, commercial, and institutional customers primarily in the United States. At December 31, 2012, the Company operated primarily in two business segments:

•

Industrial Services—Providing maintenance and repair services to several industries including electric motor repair and rebuilding; maintenance and repair of electro-mechanical components for the wind power industry; and the repairing, manufacturing, and remanufacturing of industrial lifting magnets for the steel and scrap industries. To supplement our service offerings, we also provide on-site maintenance services and custom and standardized industrial maintenance training programs.

•

Rail Services—Manufacturing and rebuilding power assemblies, engine parts, and other components related to large diesel engines, and providing locomotive maintenance, remanufacturing, and repair services for the rail industry.

In the second quarter of 2010, we also relocated our corporate offices to Massillon, Ohio, in order to more centrally locate our management team within our operational area and reduce selling, general and administrative expenses.

Business Strategy

Our objective is to be a leading provider of integrated mechanical and electrical products and services to industry. To achieve that objective, we intend to structure the Company in order to capitalize on long-term growth opportunities in the wind power and the utility markets as well as the heavy industry market.

Merger Agreement

On March 13, 2013, the Company and IES announced their entry into a definitive agreement pursuant to which IES will acquire 100% of the common stock of MISCOR in a stock and cash transaction.

On the terms and subject to the conditions set forth in the Merger Agreement, upon effectiveness of the Merger, each issued and outstanding share of MISCOR common stock, no par value (“MISCOR Common Stock”), will convert into the right to receive (the “Merger Consideration”), at the election of the holder, either:

•

a per share dollar amount, which amount shall not be less than $1.415 per share (the “Cash Consideration”), equal to the quotient obtained by dividing (x) the difference between $24.0 million and the amount of MISCOR’s Net Debt (as defined in the Merger Agreement) by (y) the number of shares of MISCOR Common Stock outstanding as of the fifteenth business day prior to the closing date; or

•

a number of shares (the “Stock Consideration”) of IES common stock, par value $0.01 per share (the “IES Common Stock”), equal to a fraction, the numerator of which is the Cash Consideration and the denominator of which is the volume-weighted average of the sale prices per share of IES Common Stock (the “VWAP”) for the 60 consecutive trading days ending with the fifteenth business day prior to the closing date, with a collar limiting the range of IES Common Stock prices to 20% above and 20% below the VWAP for the 60 consecutive trading days ending with the second complete trading day prior to the date of the Merger Agreement.

MISCOR stockholders have the right to elect to receive all Cash Consideration, all Stock Consideration, or a mix of Cash Consideration and Stock Consideration, provided, however, that the aggregate Cash Consideration to be paid in connection with the Merger shall not exceed a threshold (the “Maximum Cash Amount”) equal to the product obtained by multiplying (x) the Cash Consideration by (y) 50% of the number of shares of MISCOR Common Stock outstanding immediately prior to the effective time of the Merger. If the aggregate amount of cash that would be paid upon conversion of the shares of MISCOR Common Stock for which MISCOR stockholders elect to receive Cash Consideration (the “Cash Election Shares”) is greater than the Maximum Cash Amount, then the exchange agent shall select from among the Cash Election Shares, by a pro rata selection process, a sufficient number of shares (the “Stock Designation Shares”) such that the aggregate amount of cash that will be paid in the Merger in respect of the Cash Election Shares that are not Stock Designation Shares equals as closely as practicable the Maximum Cash Amount and the Stock Designation Shares shall be converted into the right to receive the Stock Consideration. Any MISCOR stockholder that does not make an election with respect to such holder’s MISCOR Common Stock shall be deemed to have elected to receive the Stock Consideration.

Pursuant to the Merger Agreement, immediately prior to the effective time of the Merger, each outstanding share of MISCOR restricted stock will automatically vest and the holder thereof shall be entitled to receive the Merger Consideration. Additionally, all options to purchase MISCOR Common Stock, whether vested or unvested, will be exercisable in full for a period of time prior to the Merger at their exercise price. Any such options not exercised within the prescribed period will be cancelled and the holder thereof will not be eligible to receive the Merger Consideration.

MISCOR stockholders who are dissatisfied with the Merger Consideration and vote against adoption of the Merger Agreement and the Merger will be able to seek appraisal of the “fair value” of their shares of MISCOR Common Stock under the IBCL and will receive payment of the fair value for their shares in lieu of the Merger Consideration.

The Merger Agreement and the Merger have been unanimously approved by the boards of directors of IES and MISCOR. Completion of the Merger is subject to certain conditions, including, but not limited to: (1) approval by IES’ stockholders of the issuance of IES Common Stock as consideration for the Merger; (2) adoption of the Merger Agreement by the MISCOR stockholders; (3) the holders of fifty percent (50%) or more of all of the issued and outstanding shares of MISCOR Common Stock entitled to vote, and not held by certain affiliates of MISCOR (as described in the Merger Agreement), not having voted against adoption of the Merger Agreement (the “MISCOR Minority Approval”); (4) the holders of fifty percent (50%) or more of all of the issued and outstanding shares of IES Common Stock entitled to vote, and not held by certain affiliates of IES (as described in the Merger Agreement), not having voted against the issuance of IES shares pursuant to the Merger Agreement (the “IES Minority Approval”); (5) no person (subject to certain exceptions set forth in the Merger Agreement) shall, in the reasonable determination of the IES Board, become an Acquiring Person (as defined in that certain Tax Benefit Protection Plan Agreement, dated as of January 28, 2013, between IES and American Stock Transfer & Trust Company, LLC, as Rights Agent) as a result of the Merger; (6) effectiveness of a registration statement on Form S-4 relating to the IES Common Stock to be issued as consideration for the Merger and approval of the listing of such shares on The Nasdaq Stock Market; (7) the holders of not more than 5% of the shares of MISCOR Common Stock having sought appraisal; (8) the parties having agreed to the calculation of Net Debt; (9) MISCOR having received an opinion from its tax counsel as to the effect that, for United States federal income tax purposes, the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code; (10) the absence of legal impediments prohibiting the transaction; (11) receipt of applicable regulatory approvals; and (12) other customary closing conditions.

The parties have made certain customary representations, warranties, and covenants in the Merger Agreement. Each of IES and MISCOR is required, among other thing, subject to certain exceptions, to conduct its business in the ordinary course in all material respects and not to engage in certain activities during the interim period between the execution of the Merger Agreement and the consummation of the Merger. In addition, the Merger Agreement contains covenants that require each of IES and MISCOR to call and hold special stockholder meetings and, subject to certain exceptions, requires the board of directors of IES to recommend to the IES stockholders the approval of the issuance of IES Common Stock as consideration for the Merger and requires the board of directors of MISCOR to recommend to the MISCOR stockholders the adoption of the Merger Agreement.

Subject to certain conditions and limitations, during the period beginning on the date of the execution of the Merger Agreement and continuing until 12:01 a.m. (EST) on the thirty-first day thereafter (the “Solicitation Period End Date”), MISCOR may solicit alternative transactions and participate in discussions or negotiations regarding, and provide information in connection with, alternative transactions. Following the Solicitation Period End Date, MISCOR may not solicit alternative transactions and, subject to certain exceptions, may not participate in discussions or negotiations regarding alternative transactions.

The Merger Agreement contains certain termination rights for both MISCOR and IES, including, among others, if the Merger is not consummated on or before August 31, 2013 (which date is subject to extension under certain conditions as described in the Merger Agreement), if the approval of either the IES stockholders or the MISCOR stockholders is not obtained, if the MISCOR Minority Approval or the IES Minority Approval is not obtained, if MISCOR breaches the solicitation provisions of the Merger Agreement, or if MISCOR, subject to the conditions and limitations set forth in the Merger Agreement, changes its recommendation with respect to the Merger or recommends or enters into an agreement with respect to an alternative transaction. In the event of a termination of the Merger Agreement under certain circumstances specified in the Merger Agreement, MISCOR will be required to pay IES termination fees that range from $250,000 to $750,000. In the event of a termination of the Merger Agreement as a result of IES’s failure to obtain its required stockholder votes, IES will be required to reimburse MISCOR for its out-of-pocket and documented expenses incurred in connection with the transaction, in an amount not to exceed $250,000.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the provisions of the Merger Agreement. The Merger Agreement was filed to provide investors with information regarding its terms and is not intended to provide any other factual information about IES or MISCOR.

The representations and warranties that the parties have made to each other in the Merger Agreement are as of specific dates. Except for its status as a contractual document that establishes and governs the legal relations among the parties to the Merger Agreement, the Merger Agreement is not intended to be a source of factual, business, or operational information about any of the parties thereto. The representations and warranties contained in the Merger Agreement were made only for purposes of such Merger Agreement, are solely for the benefit of the parties to such Merger Agreement, and may be subject to limitations agreed between those parties, including being qualified by disclosures between those parties. The representations and warranties in the Merger Agreement may have been made to allocate risks among the parties thereto, including where the parties do not have complete knowledge of all facts, instead of establishing matters as facts. Furthermore, those representations and warranties may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. The assertions embodied in such representations and warranties are qualified by information contained in disclosure letters to the Merger Agreement that the parties exchanged in connection with the signing of the Merger Agreement. Accordingly, investors and security holders should not rely on such representations and warranties as characterizations of the actual state of facts or circumstances. Moreover, information concerning the subject matter of such representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the IES’s or MISCOR’s public disclosures. Accordingly, investors and security holders should read the representations and warranties in the Merger Agreement not in isolation, but only in conjunction with the other information about IES, MISCOR, and their respective subsidiaries that the respective companies include in reports, statements, and other filings that they make with the SEC.

Material Relationships

A majority of IES Common Stock is owned by Tontine. As of February 19, 2013, Tontine owned approximately 56.8% of the issued and outstanding shares of IES Common Stock. As of February 28, 2013, Tontine also beneficially owned 49.9% of the issued and outstanding shares of MISCOR Common Stock.

James M. Lindstrom has served as Chief Executive Officer and President of IES since October 2011 and has served as Chairman of the IES Board of Directors since February 2011. Mr. Lindstrom previously served in such capacities on an interim basis since June 2011. Mr. Lindstrom was an employee of Tontine Associates, L.L.C. (“TA”), an affiliate of Tontine, from 2006 until October 2011. Mr. Lindstrom does not have any financial interest in Tontine or any of its affiliates other than IES.

David B. Gendell has served as a member of the IES Board of Directors since February 2012. Mr. Gendell, who is the brother of Jeffrey L. Gendell, the Managing Member of each of the Tontine affiliates that own IES Common Stock, is also an employee of TA.

The disinterested members of the board of directors of IES unanimously approved the Merger Agreement. MISCOR established a special committee of independent directors that approved the Merger Agreement and recommended approval of the Merger Agreement by the full board of directors. After receiving approval from the special committee, the disinterested members of the board of directors of MISCOR unanimously approved the Merger Agreement.

Important Information for Investors and Security Holders

This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities of IES or a solicitation of any vote or approval with respect to the proposed Merger. In connection with the proposed Merger, IES will file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of IES and MISCOR that also will constitute a prospectus of IES regarding the proposed transaction.

INVESTORS AND SECURITY HOLDERS OF MISCOR ARE URGED TO CAREFULLY READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING MISCOR, IES, AND THE PROPOSED TRANSACTION.

A definitive joint proxy statement/prospectus will be sent to security holders of IES and MISCOR seeking their approval of the proposed transaction. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when available) and other documents filed by IES and MISCOR with the SEC at the SEC’s web site at www.sec.gov.

MISCOR, its directors, executive officers, and certain members of management and employees may be considered “participants in the solicitation” of proxies from MISCOR’s shareholders in connection with the proposed Merger. IES, its directors, executive officers, and certain members of management and employees may be considered “participants in the solicitation” of proxies from IES’s stockholders in connection with the proposed Merger. Information regarding such persons and a description of their interests in the proposed transaction will be contained in the joint proxy statement / prospectus when it is filed with the SEC.

Recent Developments

In December 2012, we entered into a new credit agreement (the “PNC Credit Agreement”) with PNC Bank, National Association (“PNC Bank”) which established a $6.5 million line of credit note (the “Line of Credit”) and a $2.5 million term note (the “Term Note,” and, together with the Line of Credit, the “PNC Credit Facility”). The PNC Credit Facility replaced our previous credit facility with Wells Fargo (the “Wells Fargo Credit Facility”). Initial borrowings under the PNC Credit Facility were used to repay outstanding obligations under the Wells Fargo Credit Facility and to pay off our outstanding subordinated debt. We believe that the more favorable terms under the PNC Credit Facility compared to those in the Wells Fargo Credit Facility primarily reflect our improved financial and operating results and our enhanced liquidity, as well as more favorable conditions in the credit markets. The PNC Credit Facility allows us to significantly reduce our borrowing rates compared to the rates under the Wells Fargo Credit Facility and our subordinated debt, as well as our banking fees. The PNC Credit Agreement contains certain financial and other covenants. In the event we are unable to achieve the results required in our covenants, we may have future debt covenant violations and the lender could claim a default and demand repayment. If PNC Bank demands immediate repayment of the outstanding borrowings under the PNC Credit Facility, we do not currently have means to repay or refinance the amounts that would be due. If demanded, and if we were unable to repay or refinance the amounts due under the PNC Credit Facility, PNC Bank could exercise its contractual remedies, including foreclosing on substantially all of our assets, which we pledged as collateral to secure our obligations under the PNC Credit Facility.

During 2012, we continued to focus our efforts to maintain the generation of positive operating cash flow, pay off our subordinated debt and extend or refinance the Wells Fargo Credit Facility. We continue our efforts to enhance our future cash flows and to improve profitability. These improvements include efforts to collect accounts receivable at a faster rate, decrease inventory levels, improve operating margins, and negotiate extended terms with our vendors.

Financing Matters

On December 24, 2012, the Company executed the PNC Credit Agreement with PNC Bank, which established the Line of Credit and the Term Note. Initial borrowings under the PNC Credit Facility were used to repay outstanding obligations under the Wells Fargo Credit Facility, and to pay off our outstanding subordinated debt. The PNC Credit Facility enabled the Company to reduce its borrowing rates for its long-term debt.

The Line of Credit allows for borrowings up to the lesser of (i) $6.5 million; and (ii) an amount equal to the sum of 85% of eligible accounts receivable and 50% of eligible inventory. Additionally, the Line of Credit allows for Letter(s) of Credit in the aggregate at any time outstanding not to exceed $1.5 million. The Line of Credit bears interest at a rate per annum equal to the Daily LIBOR Rate plus the applicable “LIBOR Margin,” which is a function of the ratio of Funded Debt to Earnings Before Interest, Taxes, Depreciation, and Amortization (“EBITDA”). From December 24, 2012 until the Funded Debt to EBITDA ratio is determined from the Company’s consolidated financial statements for the period ending March 31, 2013, the applicable LIBOR Margin will be 2.75%. Once the Funded Debt to EBITDA ratio is determined, the applicable LIBOR Margin and Unused Commitment Fee will be adjusted as of the first day of the second month following the end of each calendar quarter as set forth in the table below:

Funded Debt/EBITDA	LIBOR Margin	Unused Commitment Fee
Greater than or equal to 2.50:1.00	Default	Default
Greater than or equal to 1.75:1.00 and less than 2.50:1.00	2.25%	0.20%
Greater than or equal to 1.00:1.00 and less than 1.75:1.00	1.75%	0.20%
Less than 1.00:1.00	1.25%	0.20%

The expiration date of this Line of Credit is December 24, 2014.

The Term Note provided as part of the PNC Credit Facility is for the amount of $2.5 million, together with interest accruing on the outstanding principal balance from December 24, 2012. The Term Note bears interest at a rate per annum equal to the Daily LIBOR Rate plus the applicable “LIBOR Margin,” which is a function of our ratio of Funded Debt to EBITDA. From December 24, 2012 until the Funded Debt to EBITDA ratio is determined from the Company’s consolidated financial statements for the period ending March 31, 2013, the applicable LIBOR Margin will be 3.00%. Once the Funded Debt to EBITDA ratio is determined, the applicable LIBOR Margin will be adjusted as of the first day of the second month following the end of each calendar quarter as set forth in the table below:

Funded Debt/EBITDA	LIBOR Margin
Greater than or equal to 2.50:1.00	Default
Greater than or equal to 1.75:1.00 and less than 2.50:1.00	2.50%
Greater than or equal to 1.00:1.00 and less than 1.75:1.00	2.00%
Less than 1.00:1.00	1.50%

We are obligated to make equal monthly installments of approximately $42,000, commencing on January 24, 2013, and continuing on the same day of each month thereafter. Interest shall be payable at the same time as the principal payments. Any outstanding principal and accrued interest shall be due and payable in full on December 24, 2017.

Terms of the PNC Credit Facility require the Company to meet two financial covenants:

1.	Maintain as of the end of each fiscal quarter, on a rolling four quarters basis, a ratio of Funded Debt to EBITDA of less than or equal to 2.50 to 1.00 at close and at December 31, 2012; and 2.25 to 1.00 at December 31, 2013 and thereafter; and

2.	Maintain as of the end of each fiscal quarter, on a rolling four quarters basis, a Fixed Charge Coverage Ratio of greater than or equal to 1.25 to 1.00.

In connection with establishing the PNC Credit Facility, the Company paid total closing fees of $8,000 and entered into a Security Agreement in favor of PNC Bank, which granted PNC Bank a security interest in all of the Company’s assets. Additionally, our subsidiaries Magnetech Industrial Services, Inc. (“MIS”) and HKEC each entered into both a Security Agreement (also granting PNC Bank a security interest in all their assets, including certain equipment and fixtures) and a Guaranty Agreement in favor of PNC Bank.

Initial borrowings under the Line of Credit and Term Note were used to pay off all borrowings under the Wells Fargo Credit Facility and all subordinated debt of the Company owed to John A. Martell, BDeWees, Inc., and XGen III, Ltd. Accordingly, on December 24, 2012, we made payments to BDeWees Inc., XGen III Ltd., and John A. Martell in the amounts of $0.763 million, $0.763 million, and $0.653 million, respectively.

Before we established the PNC Credit Facility, the Company’s primary lender was Wells Fargo under the Wells Fargo Credit Facility. Over the course of 2010, 2011, and 2012, we entered into a series of amendments to the Credit and Security Agreement with Wells Fargo, as well as several letter agreements with Wells Fargo. These amendments and letter agreements extended the duration of the Wells Fargo Credit Facility and allowed us to pursue certain business initiatives and manage our relationships with our subordinated creditors without breaching our agreement with Wells Fargo. Additionally, Wells Fargo agreed to adjust or waive certain covenants and restrictions. For these accommodations, we paid Wells Fargo total fees of $0.100 million in 2010 and $50,000 in 2011. At December 31, 2012, the Company was not in violation of any covenants under the PNC Credit Facility.

Prior Financing and Capital Transactions Involving Selling Shareholders

The following is a summary description of certain financing and capital transactions that we have entered into with the selling shareholders. This summary does not discuss all of the provisions of the agreements and other documents relating to the financing and capital transactions that are filed as exhibits to our registration statements of which this prospectus is a part.

Private Placement of Common Stock

In a series of closings in late 2004, we issued 510,000 shares (after giving effect to a 1-for-25 reverse split of our common stock on January 14, 2008 (the “Reverse Stock Split”)) of our common stock to certain investors for a purchase price of $5.00 per share (after giving effect to the Reverse Stock Split), or an aggregate purchase price of $2.550 million. The issuance was not registered under the Securities Act in reliance on exemptions from the registration requirements of that Act. We used the net proceeds of the private placement to fund marketing and promotion costs, to acquire plant and equipment, for general and administrative costs, and for working capital.

We engaged Strasbourger Pearson Tulcin Wolff Inc. (“Strasbourger”) to act as our placement agent on a best efforts basis in this common stock offering. As compensation for this service, we paid Strasbourger a cash fee of 10% of the amount raised through the sale of these shares, or $0.255 million, and, effective December 2004, we issued to Strasbourger’s designees warrants to purchase 180,000 shares (after giving effect to the Reverse Stock Split) of our common stock for a ten-year period at a fixed exercise price of $0.0025 per share (after giving effect to the Reverse Stock Split), subject to certain anti-dilution adjustments. Strasbourger indicated that the persons it designated to receive the warrants, whom we believe to be employees of or otherwise affiliated with Strasbourger, were involved in its providing services as placement agent in the offerings. In addition, we issued 2,000 shares (after giving effect to the Reverse Stock Split) of our common stock to Jackson Steinem, Inc., which we are advised is beneficially owned by a partner in the law firm that acted as our securities counsel with respect to the private placements. The issuance of the warrants and the shares was not registered under the Securities Act in reliance on exemptions from the registration requirements of that Act.

Laurus Master Fund, Ltd.

In August 2005, we entered into a $10.0 million credit facility with Laurus to finance pre-existing borrowings, which had been guaranteed by Mr. Martell. At December 2006, we had borrowed an aggregate of $8.2 million under the facility: $2.0 million under a term note; $2.8 million under a minimum borrowing note; and $3.4 million under a revolving note. All three of these notes were convertible into our common stock. In January 2007, we paid off the Laurus credit facility with proceeds from an equity financing described below.

In May 2006, we entered into a second Security and Purchase Agreement with Laurus. The agreement provided financing comprised of a $1.6 million revolving note and a $2.1 million term note. These notes were not convertible into our common stock. At December 31, 2006, we had borrowed an aggregate of $2.8 million under the facility: $2.0 million under the term note and $0.800 million under the revolving note. In January 2007, we paid off this indebtedness with proceeds from an equity financing described below.

Registration Rights

In connection with the transactions described above, we agreed to register with the SEC the resale of the common stock issued to the investors and the resale of shares of our common stock issuable upon the exercise of certain warrants and the conversion of the term note that we made in favor of Laurus in 2005 and the minimum borrowing note of that same year, but not the 2005 revolving note. To comply with these registration obligations, we filed registration statements on November 1, 2005 (Reg. No. 333-29354), and October 11, 2006 (Reg. No. 333-137940). The SEC declared the registration statements effective on May 12, 2006, and November 9, 2006, respectively. The shares registered pursuant to Reg. No. 333-137940 included shares subject to issuance upon the conversion of debentures or notes. These conversion rights have since expired, including the rights to convert into 1,200,000 (after giving effect to the Reverse Stock Split) shares of common stock.

In addition to these registration rights, we also have agreed to register for resale the shares of our common stock issued to Tontine pursuant to the financing transactions in January and November 2007 described below.

January 2007 Private Equity Financing

On January 18, 2007, we sold an aggregate of 2,500,000 shares (after giving effect to the Reverse Stock Split) of our common stock to Tontine for an aggregate purchase price of $12.5 million, or $5.00 per share, pursuant to a securities purchase agreement dated as of the same date (the “Initial Securities Purchase Agreement”). We used the proceeds from the sale to repay approximately $10.0 million of senior secured debt and for general working capital purposes. Before we issued shares to Tontine, Mr. Martell, our Chairman of the Board and former President and Chief Executive Officer, beneficially owned 66.9% of our outstanding common stock. His shares represented 46.9% of the outstanding common stock immediately after the sale and 23.4% as of March 22, 2013. In connection with the sale, we granted various rights to Tontine, as described below.

Board Designee(s). We granted Tontine the right to appoint members to our Board as follows:

•	if Tontine or its affiliates hold at least 10% of our outstanding common stock, Tontine has the right to appoint one member of our Board;

•	if Tontine or its affiliates hold at least 20% of our outstanding common stock, and the Board consists of five or fewer directors, Tontine has the right to appoint one member of our Board; and

•	if Tontine or its affiliates hold at least 20% of our outstanding common stock, and the Board consists of six or more directors, Tontine has the right to appoint two members of our Board.

Our Board currently consists of four directors. We also agreed that, for as long as Tontine has the right to appoint directors pursuant to the Initial Securities Purchase Agreement, the number of directors on our Board will not exceed seven. Tontine has not appointed a director to our Board.

Board Observer. In addition to Tontine’s right to appoint directors, we also granted Tontine the right to have a representative attend all meetings of our Board, the boards of directors of our subsidiaries and their respective committees, for so long as Tontine or its affiliates continue to hold at least 10% of our outstanding common stock. A representative of Tontine periodically attended these meetings in the past, but no Tontine representative has done so since August 10, 2011.

Future Offerings. We granted Tontine the right to participate in future equity offerings to allow Tontine to maintain its percentage of ownership, on a fully diluted basis, of our common stock immediately prior to any such offering.

Future Acquisitions. Our Board adopted resolutions approving any future acquisition by Tontine and its affiliates of up to 30% of our common stock, on a fully diluted basis, so that Tontine and its affiliates are not subject to the anti-takeover provisions of the IBCL’s Business Combinations Chapter. See “Description of Capital Stock – Anti-Takeover Provisions – Provisions of Indiana Law” below for a description of the Business Combinations Chapter. We also agreed not to revoke these resolutions and to use our best efforts to ensure that any future acquisitions by Tontine of up to 30% of our outstanding common stock, on a fully diluted basis, are not subject to any anti-takeover laws and regulations or any anti-takeover provisions in our or our subsidiaries’ organizational documents. Tontine agreed to obtain written approval from our Board before acquiring in excess of 30% of our common stock, on a fully diluted basis, except in the case of an increase in Tontine’s percentage ownership due to a redemption or repurchase of any of our common stock, or in the case where Tontine inadvertently acquires in excess of 30% of our common stock, on a fully diluted basis.

Martell Proxy. In connection with this transaction, Mr. Martell granted Tontine a proxy to vote his shares of our common stock for the election to the Board of Tontine’s designees and to enforce Tontine’s rights with respect to future acquisitions of our common stock. In conjunction with the November 2007 Private Equity Financing, Mr. Martell granted Tontine a restated irrevocable proxy as described below.

Registration Rights. We did not register the issuance of the shares of common stock to Tontine with the SEC under the Securities Act, in reliance on exemptions from the registration requirements of the Securities Act. TCP and TCOMF are “accredited investors,” as that term is defined in Rule 501 of Regulation D, and the issuance of these securities was exempt from registration under the Securities Act in reliance on Section 4(2) thereof, relating to offers of securities by an issuer not involving any public offering, and Rule 506 of Regulation D. We and Tontine entered into the Initial Registration Rights Agreement, pursuant to which we agreed to register for resale the shares issued to Tontine. To comply with this requirement, we filed a registration statement concerning such shares with the SEC on July 13, 2007, which the SEC declared effective on September 2, 2008. This prospectus, upon effectiveness, will serve as a post-effective amendment to that registration statement.

November 2007 Private Equity Financing

On November 30, 2007, we sold 3,333,332 shares (after giving effect to the Reverse Stock Split) of our common stock to Tontine for an aggregate purchase price of $20.0 million, or $6.00 per share (after giving effect to the Reverse Stock Split), pursuant to a securities purchase agreement dated as of the same date (the “New Securities Purchase Agreement”). Prior to this private placement, Tontine owned approximately 33.2% of our issued and outstanding shares of common stock. We used $16.7 million of the proceeds from the sale to finance the cash portion of the purchase price of all of the issued and outstanding membership interest units of 3-D Service, Ltd. (“3-D”). In addition, we paid off the outstanding balance under our revolving credit facility of $2.2 million, with the remaining proceeds to be used for general working capital purposes. Before we issued the shares to Tontine under the New Securities Purchase Agreement, Mr. Martell beneficially owned 37.9% of our outstanding common stock. His shares represented 32.0% of the outstanding stock immediately after the sale and 23.4% as of March 22, 2013. Tontine owned 52.5% of the outstanding stock immediately after the sale and 49.9% as of March 22, 2013.

Board Designee(s). Pursuant to the New Securities Purchase Agreement, we and Tontine affirmed the provisions of the Initial Securities Purchase Agreement relating to Tontine’s rights to appoint directors to the Board and limitations on the size of the Board. See “January 2007 Private Equity Financing Transaction —Board Designee(s)” above.

Board Observer. Pursuant to the New Securities Purchase Agreement, we and Tontine affirmed the provisions of the Initial Securities Purchase Agreement related to Tontine’s Board observation rights.

Future Offerings. Pursuant to the New Securities Purchase Agreement, we and Tontine affirmed the provisions of the Initial Securities Purchase Agreement, granting Tontine the right to participate in future equity offerings to allow Tontine to maintain its percentage of ownership, on a fully diluted basis, of our common stock immediately prior to any such offering.

Future Acquisitions. Pursuant to the New Securities Purchase Agreement, our Board adopted resolutions approving any future acquisition by Tontine and its affiliates of up to 50% of our common stock, on a fully diluted basis, so that Tontine and its affiliates are not subject to the anti-takeover provisions of the IBCL’s Business Combinations Chapter. See “Description of Capital Stock – Anti-Takeover Provisions – Provisions of Indiana Law” below for a description of the Business Combinations Chapter. We also agreed not to revoke these resolutions and to use our best efforts to ensure that any future acquisitions by Tontine of up to 50% of our outstanding common stock, on a fully diluted basis, are not subject to any anti-takeover laws and regulations or any anti-takeover provisions in our or our subsidiaries’ organizational documents. Tontine agreed to obtain written approval from our Board before acquiring in excess of 50% of our common stock, on a fully diluted basis, except in the case of an increase in Tontine’s percentage ownership due to a redemption or repurchase of any of our common stock, or in the case where Tontine inadvertently acquires in excess of 50% of our common stock, on a fully diluted basis.

Martell Proxy. Pursuant to the New Securities Purchase Agreement, Mr. Martell has granted Tontine a restated irrevocable proxy to vote his shares of common stock of the Company for the election to our board of Tontine’s designees and to enforce Tontine’s rights with respect to certain future acquisitions of our common stock, each as described above.

Registration Rights. We did not register the issuance of the shares of common stock to Tontine with the SEC under the Securities Act, in reliance on exemptions from the registration requirements of the Securities Act. TCP and TCOMF are “accredited investors,” as that term is defined in Rule 501 of Regulation D, and the issuance of these securities was exempt from registration under the Securities Act in reliance on including Section 4(2) thereof, relating to offers of securities by an issuer not involving any public offering, and Rule 506 of Regulation D. We entered into the Amended and Restated Registration Rights Agreement with Tontine pursuant to which we have agreed to register for resale the shares issued to Tontine. To comply with this requirement, we filed a registration statement concerning such shares with the SEC on October 22, 2008. The SEC has not yet declared the registration statement effective.

Tontine Schedule 13D Filing. As reported in a Schedule 13D filed by Tontine on March 10, 2010, Tontine may dispose of our common stock at any time and, from time to time, in the open market, through dispositions in kind to parties holding an ownership interest in TCP, TCOMF and/or TCOMF II, or otherwise. In addition, TCOMF II may obtain shares of our common stock through open market purchases, transfers from other Tontine entities, or otherwise. As discussed in this prospectus, because Tontine’s rights to nominate directors, to appoint representatives to observe Board meetings, and to require the Company to limit the size of the Board are dependent on their ownership of a certain aggregate percentage of common stock, the disposition of their equity interests in the Company may result in changes to the size and/or composition of the Company’s Board.

Operating Results

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Revenues. Total revenues increased by $3.815 million, or 8.3%, to $49.702 million in 2012 from $45.887 million in 2011. This increase is comprised of a $2.661 million, or 8.7%, decrease in service revenues and a $6.476 million or 42.5% increase in product sales. Industrial Services revenues decreased by $1.675 million, or 5.0%, while revenues for Rail Services increased $5.490 million, or 45.6%. The decrease in the service revenues represents lower demand for these services in the market place, specifically field service. The increase in product sales is primarily related to demand for engine components produced by our HKEC unit.

Gross Profit. Total gross profit in 2012 was $11.870 million, or 23.9%, of total revenues compared to $9.444 million, or 20.6%, of total revenues in 2011. This represents an increase of $2.426 million, or 25.7%. This increase is comprised of a $2.039 million, or 35.4%, decrease in gross profit related to service revenues and $4.465 million, or 121.4%, increase in gross profit related to product sales. Industrial Services gross profit decreased by $142,000, or 2.1%, while gross profit for Rail Services increased $2.568 million, or 94.3%. Gross profit declined proportionally less than the revenue decline for both service revenues and Industrial Services, as we were able to improve our operational efficiencies and eliminate cost and redundant processes. However, gross profit associated with service revenues was negatively impacted by a number of large quoted jobs not achieving optimal efficiencies. Product sales gross profit increased due to price increases, volume increases and our ability to eliminate costs and improve operational efficiencies.

Selling, General and Administrative Expenses. Selling, general and administrative expenses, increased to $8.796 million in 2012 from $8.247 million in 2011. This represents an increase of $549,000, or 6.7%. Selling expenses were 5.8% of total revenues in 2012 and 5.5% of total revenues 2011. Overall, selling expenses increased $375,000, or 15%, to $2.877 million in 2012 from $2.502 million in 2011. This increase is primarily attributed to increasing the number of salesmen in Industrial Services and increased commission expense in Rail Services. Selling expenses for Industrial Services were 6.9% of Industrial Services revenues in 2012 and 5.7% of Industrial Services revenues in 2011. Selling expenses for Rail Services were 3.3% of Rail Services revenues in 2012 and

4.4% of Rail Services revenues in 2011. General and administrative expenses increased $174,000, or 3.0%, to $5.919 million in 2012 from $5.745 million in 2011. The increase in general and administrative expenses is attributed to increased consulting expenses. General and administrative expenses were 11.9% and 12.5% of total revenues for 2012 and 2011, respectively. General and administrative expenses for Industrial Services were 13.8% of Industrial Service revenues for 2012 and 13.8% of Industrial Services revenues for 2011. General and administrative expenses for Rail Services were 8.3% of Rail Services revenues for 2012 and 8.4% of Rail Services revenues for 2011.

Income from Operations. Income from operations improved $1.877 million from $1.197 million in 2011 to $3.074 million in 2012. This improvement is directly attributable to increased gross profit as a result of increased product sales. Industrial Services generated loss from operations of $71,000 in 2012. This is a decline of $179,000, or 165.7%, from income from Industrial Services of $108,000 in 2011. Rail Services generated income from operations of $3.252 million in 2012, an improvement of $2.044 million or 169.2% from income from operations of $1.208 million in 2011.

Interest Expense and Other Expense (Income). Interest expense decreased by $232,000, or 23.9%, to $737,000 in 2012 from $969,000 in 2011. This reduction is the result of the Company’s reduced level of high cost subordinated debt and the benefits of the credit facility the Company renegotiated with Wells Fargo in 2011. Other expense increased $450,000 to $24,000 of expense in 2012 from $426,000 of income in 2011. The increase in other expense is predominantly attributed to the recovery in various legal matters and a $100,000 non-refundable deposit which was recognized as income when a potential buyer of HKEC did not complete a transaction during 2011.

Income Tax Benefit. Prior to December 31, 2012, the amount of objectively-measured negative evidence related to cumulative losses in the most recent three-year period outweighed the available positive evidence regarding the realization of our deferred tax assets. By the end of 2012, cumulative taxable losses were offset by recent operating performance, which included positive results for both 2011 and 2012. The improvement in profitability has been driven by the complete refinancing of our debt with significant reductions in borrowing costs and improved operational performance through restructuring and cost controls. The historical factors that drive the minimal cumulative loss have reduced significantly because of the significant reduction in finance costs through the refinancing, and our aligned cost structure results in the more likely than not realization of certain of the deferred future tax benefits. Hence, the Company recorded a $1.942 million income tax benefit in 2012 for the reversal of a portion of the valuation allowance previously established against the deferred tax assets, reflecting the portion of the deferred tax assets we reasonably estimate to be realized in 2013. Due to economic uncertainty beyond the immediate future, we have not reversed the valuation allowance in excess of $1.942 million.

Net Income. Net income was $4.176 million in 2012 as compared to $654,000 in 2011. This is an increase of $3.522 million, or 538.5%. The improvement is due to the increase in income from operations, as well as the income tax benefit associated with the partial reversal of valuation allowances previously established against deferred tax assets, as described above.

Earnings Before Interest Expense, Income Taxes, Depreciation and Amortization (“EBITDA”)

Consolidated EBITDA increased by $1.071 million from $3.644 million for the year ended December 31, 2011 to $4.715 million for the year ended December 31, 2012. The increase in Consolidated EBITDA is primarily a result of increased profitability during the year ended December 31, 2012. See “Operating Results” above for details of the increase in profitability.

	Year Ended December 31,
	2012	2011
		Restated
EBITDA
Net income	$4,176	$654
Reduction:
Income Taxes	(1,863)	—
Add back:
Interest Expense	737	969
Depreciation and amortization	1,665	2,021

EBITDA (1)	$4,715	$3,644

(1)	EBITDA represents earnings before interest expense, income taxes, depreciation, and amortization. Our management believes EBITDA is useful in evaluating our operating performance compared to that of other companies in our industry because the calculation of EBITDA generally eliminates the effects of financing and income taxes and the accounting effects of capital spending and acquisitions. We believe EBITDA is useful to investors to assist them in getting a more accurate picture of our results from operations.

However, EBITDA is not a recognized measurement under generally accepted accounting principles (“GAAP”) and when analyzing our operating performance, readers should use EBITDA in addition to, and not as an alternative for, net income as determined in accordance with GAAP. Because not all companies use identical calculations, our presentation of EBITDA may not be comparable to similarly titled measures of other companies. Furthermore, EBITDA is not intended to be a measure of free cash flow for our management’s discretionary use, as it does not consider certain cash requirements such as tax and debt service payments. The amounts shown for EBITDA also differ from the amounts calculated under similarly titled definitions in our debt instruments, which are further adjusted to reflect certain other cash and non-cash charges and are used to determine compliance with financial covenants and our ability to engage in certain activities, such as incurring additional debt and making certain restricted payments.

Liquidity and Capital Resources for the Years Ended December 31, 2012 and 2011

Working capital increased by $636,000, or 23.1%, from $2.750 million at December 31, 2011 to $3.386 million at December 31, 2012. Affecting working capital was a $791,000 increase in accounts receivable. Although our collection efforts improved during 2012, accounts receivable increased due to higher customer sales during the fiscal year ended December 31, 2012 as compared to the fiscal year ended December 31, 2011. Accounts payable decreased by $715,000 due to decreased volume of inventory purchases. This decrease in inventory is a result of using inventory on hand, and a concerted effort to reduce the levels of inventory we carry. During the year ended December 31, 2012, the Company made payments of $3.982 million to subordinated debt holders.

There are no capital commitments as of December 31, 2012.

The 2012 operating income reflects increased gross profits due to improved selling prices, efficiencies, and various cost elimination measures. The Company is continually looking at measures to improve the production efficiencies of our services and products, as well as identifying more cost effective vendors and developing long-term relationships with vendors. Selling, general and administrative costs increased, primarily attributed to an increase in the number of salesmen in the Industrial Services segment, increased commissions paid in Rail Services segment and various one-time consulting projects incurred during the current year.

Our net income for the year ended December 31, 2012 of $4.176 million included $1.665 million of depreciation and amortization, as compared to our net income for the year ended December 31, 2011 of $0.654 million, which included $2.021 million of depreciation and amortization.

Net cash provided by operating activities was $2.051 million for the year ended December 31, 2012 compared to net cash provided by operating activities of $2.643 million in 2011. The decrease, year-over-year, in net cash provided by operating activities is primarily due to an increase in accounts receivable and a decrease in accounts payable.

During 2012, although, accounts receivable increased when comparing balances at December 31, 2012 to December 31, 2011, we were able to continue to reduce past due accounts receivable. We also reduced our accounts payable as we continued to pay our vendors within agreed upon terms, thus eliminating delays in receipt of necessary materials and parts which we had experienced in the past. This improvement has allowed us to eliminate manufacturing inefficiencies, and has allowed us the ability to deliver services and products to customers on a timely basis.

During the years ended December 31, 2012 and 2011, net cash utilized by investing activities was $734,000 and $261,000, respectively. In 2012, net cash utilized consisted of $749,000 for capital expenditures, which included new equipment and leasehold improvements for the new leased facility in Huntington, West Virginia. In 2011, net cash utilized by investing activities included $279,000 for capital expenditures. Prior to the PNC credit facility, Wells Fargo specifically restricted our levels of capital spending. Under the credit facility with PNC Bank, there are no such specific restrictions.

During the year ended December 31, 2012, we utilized $1.317 million in financing activities which primarily reflected $3.982 million of repayments to the Company’s subordinated debt holders. Additionally, we made $972,000 of repayments to Wells Fargo for the machinery and equipment term loan. Offsetting this was a new $2.50 million term loan with PNC Bank and net borrowings of $1.283 million under revolving lines of credit. During the year ended December 31, 2011, we utilized $2.382 million in financing activities which primarily reflected $2.548 million of repayments to the Company’s subordinated debt holders.

As of December 31, 2012, the Company has $2.379 million of availability on its revolving credit facility with PNC Bank.

Off-Balance Sheet Transactions

As of December 31, 2012 and 2011, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Critical Accounting Policies and Estimates

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Principles of consolidation - The consolidated financial statements include the accounts of MISCOR and its wholly owned subsidiaries, Magnetech Industrial Services, Inc. (“MIS”) and HKEC. All significant intercompany balances and transactions have been eliminated.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant estimates are required in accounting for inventory costing, asset valuations, costs to complete and depreciation. Actual results could differ from those estimates.

Accounts receivable and allowance for doubtful accounts - We carry accounts receivable at sales value less an allowance for doubtful accounts. We periodically evaluate accounts receivable and establish an allowance for doubtful accounts based on a combination of specific customer circumstances, credit conditions and the history of write-offs and collections. We evaluate items on an individual basis when determining accounts receivable write-offs. Our policy is to not charge interest on trade receivables after the invoice becomes past due. A receivable is considered past due if payment has not been received within agreed upon invoice terms.

Inventory - We value inventory at the lower of cost or market. Cost is determined by the first-in, first-out method. The Company periodically reviews its inventories and makes provisions as necessary for estimated obsolescence and slow-moving goods. The amount of such markdown is equal to the difference between cost of inventory and the estimated market value based upon assumptions about future demands, selling prices and market conditions.

Other intangible assets - Other intangible assets consisting mainly of customer relationships and a technical library, were all determined to have a definite life and are amortized over the shorter of the estimated useful life or contractual life of the these assets, which range from 15 to 20 years. These intangible assets are being amortized under the straight-line method. Amortization expense for the other intangible assets was $419,000 and $430,000 for the years ended December 31, 2012 and 2011, respectively. Intangible assets with definite useful lives are periodically reviewed to determine if facts and circumstances indicate that the useful life is shorter than originally estimated or that the carrying amount of assets may not be recoverable. If such facts and circumstances do exist, the recoverability of intangible assets is assessed by comparing the projected undiscounted net cash flows associated with the related asset or group of assets over their remaining lives against their respective carrying amounts. Impairments, if any, are based on the excess of the carrying amount over the fair value of those assets.

Long-lived assets -We perform reviews for impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. An impairment loss is recognized when estimated future cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount. When impairment is identified, the carrying amount of the asset is reduced to its estimated fair value. Assets to be disposed of are recorded at the lower of net book value or fair market value less cost to sell at the date management commits to a plan of disposal.

Revenue recognition - Revenue consists primarily of sales and service of industrial magnets, electric motors, electrical power distribution systems, and diesel power assemblies. Product sales revenue is recognized when products are shipped and both title and risk of loss transfer to the customer. Service revenue is recognized when all work is completed and the customer’s property is returned. For services to a customer’s property provided at the Company’s site, property is considered returned when the customer’s property is shipped back to the customer and risk of loss transfers to the customer. For service to a customer’s property provided at the customer’s site, property is considered returned upon completion of work. However, for service sales in which the contract price exceeds $75,000 and takes longer than 13 weeks to complete, the Company utilizes the percentage of completion methodology for revenue recognition.

Warranty costs - We warrant workmanship after the sale of its products and services, generally for a period of one year. An accrual for warranty costs is recorded based upon the historical level of warranty claims and management’s estimates of future costs. Warranty expense (recovery) was $171,000 and $(69,000) for the years ended December 31, 2012 and 2011, respectively.

Income taxes – We account for income taxes using the asset and liabilities method. We classify interest and penalties, if any, associated with its uncertain tax positions as a component of income tax expense. There were no interest or penalties recorded for the years ended December 31, 2012 and 2011.

In recording deferred income tax assets, we consider whether it is more likely than not that some portion or all of the deferred income tax assets will be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those deferred income tax assets would be realizable. As of December 31, 2011, we had a full valuation allowance against our net deferred tax assets. We consider the scheduled reversal of deferred income tax liabilities and projected future taxable income for this determination. For the year ended December 31, 2012, we reversed $1.942 million of the valuation allowance, reflecting the portion of the deferred tax assets that we reasonably estimate to be realized in 2013. Due to economic uncertainty beyond the immediate future, we have not reversed the valuation allowance in excess of $1.942 million. We will continue to assess the valuation allowance against deferred income tax assets considering all available information obtained in future reporting periods. If we continue to achieve profitable operations in the future, we may reverse an additional portion of the valuation allowance in an amount at least sufficient to eliminate any tax provision in that period. The valuation allowance has no impact on our net operating loss (“NOL”) position for tax purposes, and if we generate taxable income in future periods prior to expiration of such NOLs, we will be able to use our NOLs to offset taxes due at that time.

We are subject to audits by various taxing authorities, and the audits may result in proposed assessments where the ultimate resolution results in our owing additional taxes. We are required to establish reserves when we believe there is uncertainty with respect to certain positions and we may not succeed in realizing the tax benefit. We believe that our tax return positions are appropriate and supportable under relevant tax law. We have evaluated our tax positions for items of uncertainty and have determined that our tax positions are highly certain. We believe the estimates and assumptions used to support our evaluation of tax benefit realization are reasonable. Accordingly, no adjustments have been made to the consolidated financial statements for the years ended December 31, 2012 and 2011.

Stock based compensation - We account for stock based compensation in accordance with Accounting Standards Codification 718, Compensation – Stock Compensation (“ASC 718”). ASC 718 requires the cost of all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based upon their fair values at grant date, or the date of later modification, over the requisite service period. In addition, ASC 718 requires unrecognized cost related to options vesting after the initial adoption to be recognized in the financial statements over the remaining requisite service period.

New Accounting Standards.

We do not expect the adoption of recently issued accounting pronouncements to have a significant impact on our results of operations, financial position, or cash flow.

DESCRIPTION OF BUSINESS

The Company began operations in July 2000 with the purchase of the operating assets of an electric motor and magnet shop in South Bend, Indiana. Through acquisitions and internal growth, we expanded the nature of our operations as well as our geographic presence, which now includes locations in Indiana, Alabama, Ohio, West Virginia, and California. In April 2004, we reorganized our operations into a holding company structure, forming Magnetech Integrated Services Corp. to act as the parent company. In September 2005, we changed our name from Magnetech Integrated Services Corp. to MISCOR Group, Ltd.

Between 2005 and September 2008, we made a series of acquisitions allowing us to enter into Rail Services and expand our Construction and Engineering Services and Industrial Services businesses. Following experiences in the financial crisis, we decided to reorient our growth strategy and to intensify our focus on industrial and utility services. In December 2009, we announced an overall restructuring plan, which we have completed. This plan included the divesture of our subsidiaries in the Rail Services and CES segments to allow for alignment of our operations with our long-term vision and our focus on industrial and utility services. As part of this restructuring, we divested (i) AMP Canada in December 2009; (ii) our CES subsidiaries, Martell Electric and Ideal, in February 2010; and (iii) AMP in March 2010. In December of 2011, we announced our intentions to no longer have HKEC, the subsidiary representing our Rail Services segment, as held for sale. While we see HKEC as outside of our business strategy focusing on industrial and utility services, we do see significant value in HKEC and believe we would not obtain the appropriate value for this business if it were to be sold.

Following completion of the sale of the CES subsidiaries and AMP in the first quarter of 2010, we have since operated primarily in two business segments:

•

Industrial Services—Providing maintenance and repair services to several industries including electric motor repair and rebuilding; maintenance and repair of electro-mechanical components for the wind power industry; and the repairing, manufacturing, and remanufacturing of industrial lifting magnets for the steel and scrap industries. To supplement our service offerings, we also provide on-site maintenance services and custom and standardized industrial maintenance training programs.

•

Rail Services—Manufacturing and rebuilding power assemblies, engine parts, and other components related to large diesel engines, and providing locomotive maintenance, remanufacturing, and repair services for the rail industry.

Business Strategy

Our objective is to be a leading provider of integrated mechanical and electrical products and services to industry. To achieve that objective, we intend to structure the Company in order to capitalize on long-term growth opportunities in the wind power and the utility markets as well as the heavy industry market.

Employees

At December 31, 2012, we had 269 employees, of which 67 were salaried and 202 were hourly employees. At that date, approximately 12% of the Company’s employees were covered by two collective bargaining agreements, one of which expired during August 2011 (and has not been renewed), with the other expiring in December 2014. We believe our relations with our employees are good.

Segment Information

In December 2009, we announced an overall restructuring plan, which we have completed. This plan included the divesture of our subsidiaries in the Rail Services and CES segments to allow for alignment of our operations with our long-term vision and our focus on industrial and utility services. Accordingly, we divested of our interest in: (i) AMP Canada in December 2009; (ii) our CES subsidiaries, Martell Electric and Ideal, in February 2010; and (iii) AMP in March 2010. It was our original intent to sell HKEC, the subsidiary comprising our Rail Services segment. However, in December of 2011, we announced our intentions to no longer have HKEC listed as held for sale. While we see HKEC as outside of our business strategy focusing on industrial and utility services, we do see significant value in HKEC and believe we would not obtain the appropriate value for this business, if it were to be sold. As a result of the divestitures, we operate in two business segments: Industrial Services and Rail Services.

Segment Performance

The following table summarizes financial information concerning our three reportable segments as of and for the years ended December 31, 2012 and 2011 (amounts in thousands).

	Year ended December 31,
	2012	2011
Revenues:
Industrial Services	$32,174	$33,849
Rail Services	17,528	12,038
Corporate	—	—
Elimination	—	—

Consolidated	$49,702	$45,887

Gross Profit:
Industrial Services	$6,578	$6,720
Rail Services	5,292	2,724
Corporate	—	—
Elimination	—	—

Consolidated	$11,870	$9,444

Net income (loss):
Industrial Services	$(250)	$44
Rail Services	3,238	1,264
Corporate	1,188	(654)
Elimination	—	—

Consolidated	$4,176	$654

	As of December 31,
	2012	2011
Total assets:
Industrial Services	$18,951	$20,396
Rail Services	4,681	3,643
Corporate	2,813	745

Consolidated	$26,445	$24,784

Following is additional information regarding our three business segments through December 31, 2012.

Corporate Segment

Our Corporate segment represents shared services provided to and on behalf of the Industrial Services and Rail Services Segments. This includes, but not limited to, executive management, accounting, environmental, finance, human resources, marketing, safety and sales.

All corporate expenses, with the exception of depreciation, interest, Federal income taxes, and other income and expense are allocated back to Industrial Services and Rail Services segments.

Industrial Services Segment

We have organized our Industrial Services segment into one primary business group. This group provides on-site and off-site maintenance and repair services for electro-mechanical equipment.

Business Strategy

We seek to continue to strengthen and broaden our position as a provider of maintenance service and repair, industrial education and training, and complimentary services to the industries we serve throughout the United States. In addition, our strategy is to expand into other geographic markets with respect to the remanufacture and repair services for renewable wind generation facilities and wind generators. To achieve these objectives, we are pursuing the following business strategies:

•

Strengthen competitive position in the growing market for outsourcing industrial services. We believe that participants in the steel, power generation and other industries we serve, in an effort to remain competitive, will increasingly rely on independent contractors to provide maintenance and repair services. We intend to expand our capabilities to provide our customers an outsourcing solution.

•	Expand our presence in industries with long term growth potential, including the wind energy, utility, and heavy industry markets.

Principal Products, Services, Markets and Distribution

Our Industrial Services segment provides maintenance and repair services for both alternating current (AC) and direct current (DC) electro-mechanical devices; including breakers, generators, magnets, motors, transformers and switchgear. Our customers operate in a broad range of major industries, including steel, railroad, marine, petrochemical, pulp and paper, wind energy, mining, automotive and power generation.

The Industrial Services segment accounted for approximately 65% and 74% of total consolidated revenues for the years ended December 31, 2012 and 2011, respectively.

Marketing and Customers

The products and services comprising our Industrial Services segment are marketed principally by personnel based at our seven locations and independent sales representatives. We believe that these locations are situated to facilitate timely response to our customers’ needs, which is an important feature of our services. No customer of our Industrial Services Segment accounted for more than 10% of our consolidated revenues for the years ended December 31, 2012 and 2011.

Raw Materials

The principal raw materials used in our Industrial Services segment are copper, raw steel and various flexible materials. Certain raw materials are obtained from a number of commercial sources at prevailing prices and we do not depend on any single supplier for any substantial portion of raw materials. We source our copper and raw steel from across the country via multiple sources. The cost to deliver copper and raw steel can limit the geographic areas from which we can obtain this material. We attempt to minimize this risk by stocking adequate levels of key components. However, we may encounter problems at times in obtaining the raw materials necessary to conduct our business.

Competition

The level of competition we face varies depending on the electro-mechanical device and the region of the country. While we tend to compete with various original equipment manufacturers, such as General Electric Company, most of our primary competitors are local electro-mechanical maintenance and repair service shops within their specific region of the United States.

Participants in our industry compete primarily on the basis of service, quality, timeliness and price. In general, competition stems from other outside service contractors and customers’ in-house maintenance departments. We believe we have competitive advantages over most service contractors due to the quality, training and experience of our technicians, our regional service capability and the broad range of services we provide, as well as the technical support and manufacturing capabilities supporting our service network.

Foreign Sales

Our Industrial Services segment derives a portion of its revenues from foreign customers. Foreign sales for the years ended December 31, 2012 and 2011 were approximately $745,000 or 2.3% and $600,000 or 1.8% of the total revenues of this segment, respectively. Revenues from sales to foreign customers for the Industrial Services segment are denominated in U.S. dollars.

Backlog

At December 31, 2012, the backlog of our Industrial Services segment was approximately $4.600 million compared to $4.700 million at December 31, 2011. Backlog represents the amount of revenue that we expect to realize from work to be performed on uncompleted contracts, work in progress, time and material work orders, and from contractual agreements upon which work has not commenced. The decline in our backlog is due to the timing of orders received from our customers. Contracts included in backlog may have provisions which permit cancellation or delay in their performance by the customer, and there can be no assurance that any work orders included in backlog will not be modified, canceled or delayed.

Working Capital

With respect to our Industrial Services segment, our customers typically compensate us for services performed upon completion of a given project or on an agreed upon progress payment schedule for larger projects. Therefore, we must have sufficient working capital to permit us to undertake our services and to carry the appropriate inventory level of spare parts and equipment throughout the duration of a project. For further discussion of our working capital and borrowing facilities, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources” and Notes F and G of our Notes to Consolidated Financial Statements.

Seasonality and Quarterly Fluctuations

Our revenues from the Industrial Services segment may be affected by the timing of scheduled outages at our industrial customers’ facilities and by weather conditions with respect to projects conducted outdoors, but the effects of seasonality on revenues in our industrial services business are insignificant. The effects of seasonality may be offset by the timing of large individual contracts, particularly if all or a substantial portion of the contracts fall within a one- to two-quarter period. Accordingly, our quarterly results may fluctuate and the results of one fiscal quarter may not be representative of the results of any other quarter or of the full fiscal year.

Rail Services Segment

Business Strategy

In March 2005, we acquired certain assets related to the diesel engine operations of Hatch & Kirk, Inc. located in Hagerstown, Maryland and Weston, West Virginia. This acquisition launched the Rail Services Group and the diesel engine components business of our Rail Services segment, which is conducted through HKEC.

In December 2009, the Company announced its plan to sell its HKEC subsidiary in order to focus on its core industrial services operations. Due to favorable results from our ongoing profit improvement plan and restructuring activities, in December 2011, we assessed the classification of HKEC and found it to be in the Company’s best interest to forego selling HKEC. While we see HKEC as non-core to our business model, we do see significant value in HKEC and believe we would not obtain the appropriate value for this business, if it were to be sold in today’s economic environment.

Principal Products, Services, Markets and Distribution

HKEC manufactures and remanufactures power assemblies for large diesel engines used in the rail, marine, and power industries. HKEC also engineers, manufactures and sells other related components parts for these large engines. HKEC customers include companies that use, manufacture or distribute diesel engines and related components for the railroad, utilities, maritime and offshore drilling industries.

HKEC accounted for approximately 35% and 26% of total consolidated revenues for the years ended December 31, 2012 and 2011, respectively.

Marketing and Customers

The products and services comprising HKEC are marketed principally by personnel based at our two locations and independent sales representatives. Two customers accounted for more than 10% of our sales during the year ended December 31, 2012. These two customers accounted for 78% and 68% of our sales for the years ended December 31, 2012 and 2011, respectively. Union Pacific, Inc. accounted for 40% and CSX, Inc., accounted for 38% of HKEC’s revenues during the year ended December 31, 2012. One customer accounted for more than 10% of our sales during the year ended December 31, 2011. CSX, Inc. accounted for 59% of HKEC’s revenues during the year ended December 31, 2011. The loss of either of these customers would have a material adverse effect on us.

Raw Materials

The principal raw materials used in our diesel engine components business are scrap and raw steel, aluminum, alloys and molds. Certain raw materials are obtained from a number of commercial sources at prevailing prices and we do not depend on any single supplier for any substantial portion of raw materials. However, it is sometimes difficult to obtain adequate quantities of scrap steel and alloys at competitive prices. We attempt to minimize this risk by stocking adequate levels of key components. However, we encountered, and may continue to encounter, problems at times in obtaining the raw materials necessary to conduct our diesel engine components business.

Competition

Our two largest competitors in the diesel engine components market are General Electric and the former Electro Motive Diesel division of Caterpillar Corporation. We believe that our HKEC subsidiary is the largest supplier of diesel engine components in the United States that is not an original equipment manufacturer, based on revenues for the year ended December 31, 2012. There are a number of smaller competitors.

Participants in this industry compete primarily on the basis of service, quality, timeliness and price. In general, competition stems from other outside service contractors and customers’ in-house maintenance departments.

Foreign Sales

For HKEC for the years ended December 31, 2012 and 2011, foreign sales were $3.008 million, or 17%, of total segment revenues, and $2.400 million, or 20%, of total segment revenues, respectively. There are no sales denominated in currencies other than the US dollar.

Backlog

At December 31, 2012, the backlog of HKEC was approximately $3.200 million compared to $3.100 million at December 31, 2011. The increase is due to contracts in place with CSX, Inc. and Union Pacific, Inc. Backlog represents the amount of revenue that we expect to realize from work to be performed on uncompleted contracts, work in progress, time and material work orders, and from contractual agreements upon which work has not commenced. Contracts included in backlog may have provisions which permit cancellation or delay in their performance by the customer, and there can be no assurance that any work orders included in backlog will not be modified, canceled, or delayed.

Working Capital

For HKEC product sales, our customers typically pay within 30 to 60 days from the date of shipment, while some foreign customers typically pay within 90 days. Our customers typically compensate us for services performed upon completion of a given project. Therefore, we are required to have sufficient working capital to permit us to undertake our services and to carry the appropriate inventory level of spare parts and equipment throughout the duration of a project. For further discussion of our working capital and borrowing facilities, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources.”

Seasonality and Quarterly Fluctuations

The effects of seasonality on revenues for HKEC are insignificant. The effects of seasonality may be offset by the timing of a large individual contract, particularly if all or a substantial portion of the contracts fall within a one- to two-quarter period. Nevertheless, our quarterly results may fluctuate and the results of one fiscal quarter may not be representative of the results of any other quarter or of the full fiscal year.

Legal Proceedings

We are periodically involved in ordinary routine litigation incidental to our business. In our opinion, there are no material pending legal proceedings the resolution of which is expected to have a material adverse effect on our consolidated results of operations, cash flows, or financial position.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information concerning our executive officers and directors as of March 22, 2013:

Name	Age	Position
John A Martell Michael P. Moore William J. Schmuhl, Jr. Michael D. Topa Marc Valentin, CPA, CGMA	57 56 69 55 45	Chairman of the Board Chief Executive Officer and President; Director Director Director Chief Accounting Officer

John A. Martell (age 57) is the founder of our Company and has been Chairman of the Board since April 2004, and served as President and Chief Executive Officer from April 2004 until June 2010. Mr. Martell served as Chief Executive Officer of our subsidiary MIS from November 2001 until June 2010, and President of our subsidiary HKEC from February 2005 until June 2010. On February 3, 2010, we sold our CES business, consisting of Ideal of which Mr. Martell has been President since October 2008, and Martell Electric, of which Mr. Martell has been President since December 2001, to Mr. Martell and his wife. Mr. Martell continues to serve as President of Ideal and as President of Martell Electric. Mr. Martell is registered as a professional engineer in Indiana and Michigan. His term as director will expire in 2015.

Mr. Martell’s educational and professional background in electrical engineering make him uniquely suited to guide evaluation of technical matters before the Board. Mr. Martell’s professional experience as a board member for other companies, including other publicly-traded companies, has proved valuable to the Board in considering strategic alternatives. Mr. Martell’s educational and professional experience in business management have served as resources in personnel matters.

Michael P. Moore (age 56), serves as President and Chief Executive Officer of the Company, MIS, and HKEC, and was appointed to the Company’s Board in 2011. He formerly served as President of Emerald Performance Materials, a Lubrizol divestiture and leading supplier of niche chemicals to the automotive, food, textile, and other industrial and consumer markets with annual revenues of approximately $400 million. Mr. Moore has extensive experience in manufacturing services, operations, and business having held a variety of senior positions in Lubrizol, Noveon and BF Goodrich. Mr. Moore has a Bachelor of Science in Chemical Engineering from The Ohio State University, and a Masters of Business Administration from Baldwin Wallace College. His term as director will expire in 2014. Mr. Moore’s educational and professional background as an engineer and in a variety of senior manufacturing and commercial positions has helped the Company to turn its economic performance around, and has added depth and breadth to the Board’s technical and operational expertise.

Michael D. Topa (age 55) joined the Company in May 2009 as our treasury consultant and was the Company’s interim Chief Financial Officer from June 2009 until December 31, 2010. Mr. Topa was appointed to serve as a member of the Company’s Board on January 21, 2010. Currently, Mr. Topa is Chief Financial Officer of Towne Air Freight, Inc., a leading asset-light provider of premium air cargo ground transportation services and logistic management solutions, headquartered in South Bend, Indiana. Prior to serving as interim CFO for the Company, from 2008 to 2009 Mr. Topa served as Chief Financial Officer of Attwood Mobile Products LLC, an Elkhart, Indiana-based manufacturer of doors, windows and appliances for the RV industry. From 2006 to 2008, Mr. Topa served as President of Advanced Repair Technology LLC, an advanced technology services company based in Dallas, Texas, and as Managing Director of Evans Composites, Inc., a company specializing in composite and metal component repair and overhaul also based in Dallas. During this time, Mr. Topa also served in an advisory role to Weir Bros., a privately owned excavation company. From 1998 to 2006, Mr. Topa served as President of Composite Technology, Inc., a company engaged in the component repair and overhaul of helicopter rotor blades with facilities in the US, Canada, Singapore, UK and Brazil. Mr. Topa is a certified public accountant. His term as director will expire in 2014. Mr. Topa’s educational and professional background in finance and accounting add depth and breadth to the Board’s ability to process and analyze financial information. Mr. Topa’s professional experience as a business manager and an entrepreneur provides a basis for his insight and guidance on issues of business strategy. Mr. Topa’s international business experience and professional network provide an additional perspective on the Company’s international sales.

William J. Schmuhl, Jr. (age 69) has been a director of our Company and a member of the Compensation Committee of our Board since October 2005. He is currently a member of the teaching faculty in the Mendoza College of Business at the University of Notre Dame. He also serves as Chairman of Heywood Williams USA, Inc., a manufacturer and distributor of products for the manufactured housing and recreational vehicle industries, where he has served since 1996. Mr. Schmuhl is also a director of JSJ Corporation, a manufacturer of automotive parts, furniture and specialty products, and Rieth-Riley Construction Co., Inc., a paving contractor. Mr. Schmuhl chairs the audit committees of the boards of directors of JSJ Corporation and Rieth-Riley Construction Co., Inc. Mr. Schmuhl served as a director of Heywood Williams Group, PLC, a UK-based specialty distributor, until November 2009. He is an attorney and certified public accountant.

Mr. Schmuhl’s educational and professional background in finance and accounting have made him an invaluable resource to the Board on all financial matters. His professional work as Chief Executive Officer for over 10 years in manufacturing and distribution has also given him insight to help guide the Board on operational decisions. Mr. Schmuhl’s service on boards of directors of other companies, including other publicly-traded companies, has also been a valuable resource. His term as director will expire in 2013.

Marc Valentin, CPA, CGMA, (age 45) joined the Company in October of 2010 as Corporate Controller, and was promoted to Chief Accounting Officer on January 4, 2011, effective January 1, 2011. Prior to joining the Company, from 2007 to 2010, Mr. Valentin served as the Vice President of Finance for Maverick Corporate Management, LLC, a Smithville, Ohio, fabricator of steel products for agriculture, energy and food processing. From 2004 to 2007, he served as Senior Vice President and Chief Financial Officer of National Bancshares Corporation/First National Bank of Orrville, Ohio, a community bank. From 1996 to 2004, Mr. Valentin served as Business Unit Controller of Bekaert Corporation/Contours, Ltd., an Orrville, Ohio, manufacturer of cold drawn and cold rolled wire products. Mr. Valentin is a certified public accountant licensed in the State of Ohio, and has a Bachelor of Science in Accounting from The University of Akron.

Board Composition

Our Board currently consists of the four directors named above, each holding office in staggered terms as follows:

Director Name	Term Expiring at Annual Meeting in:
William J. Schmuhl, Jr.	2013
Michael P. Moore	2014
Michael D. Topa	2014
John A. Martell	2015

Our Board currently consists of four members. The directors are divided into three classes. The members of each class are elected for a term of three years (unless a shorter period is specified) and until their successors are elected and qualified. One class of directors is elected annually. The number of directors is set from time to time by resolution adopted by a majority of the Board. One of our principal shareholders, through TCP and TCOMF, has the right to appoint members to our Board as follows:

•	if Tontine or its affiliates hold at least 10% of our outstanding common stock, Tontine has the right to appoint one member; and

•

if Tontine or its affiliates hold at least 20% of our outstanding common stock, Tontine has the right to appoint (i) one member if the Board consists of five or fewer directors, and (ii) two members if the Board consists of six or more directors.

We also agreed that, for as long as Tontine has the right to appoint directors, the number of directors on our Board will not exceed seven. Our Board currently consists of four directors.

Committees of the Board

Audit Committee Function. Our Board does not have a separate audit committee. Rather, the functions typically performed by an audit committee are performed by our entire Board. This arrangement allows each of our directors to participate in and contribute to these important functions, and increases their familiarity with our business and operations. The Board believes that the involvement of all directors in our audit committee functions provides improved oversight of these functions.The Board performs its audit committee function without a specific charter. Although the Board does not have a separate audit committee, it has designated Mr. Schmuhl as our “audit committee financial expert” as defined under SEC rules. Mr. Schmuhl is “independent” under the listing standards of The NASDAQ Stock Market which, for purposes of determining the independence of audit committee members, also incorporate the standards of the SEC included in Rule 10A-3(b)(1) under the Securities Exchange Act. The other members of our Board, Messrs. Martell, Topa, and Moore, are not independent under these standards.

Nominating Committee Function. Our Board does not have a separate nominating committee. Rather, our entire Board performs the functions typically performed by a nominating committee. This allows each director to be involved in the process of identifying and assessing nominees and any appropriate qualification standards. The Board performs its nominating committee function without a specific charter. Mr. Schmuhl is “independent” under the listing standards of The NASDAQ Stock Market, and the other members of our Board, Messrs. Martell, Topa, Moore, are not independent under these standards.

The Board has not set specific, minimum qualifications that nominees must meet to be nominated for election to the Board. Instead, the Board evaluates each nominee based on his or her individual merits, taking into account our needs and the composition of the Board. The Board seeks input from individual members of the Board in identifying possible candidates, and, in its discretion, may engage one or more search firms to assist in the recruitment of director candidates. The Board will consider candidates recommended by shareholders against the same criteria as nominees not proposed by shareholders.

We recognize that the strength and effectiveness of our Board reflect the balance, experience and diversity of the individual directors; their commitment; and importantly, the ability of directors to work effectively as a group in carrying out their responsibilities. While the Board has not set specific minimum qualifications or specific criteria that director candidates must meet to be nominated for election, the Board evaluates each candidate based on his or her individual merits and background, taking into account our needs and the current composition of the Board. Because the Board acts as a whole in the performance of nominating committee functions, rather than through a committee, the Board has determined that a policy to ensure the appropriateness of the exercise of delegated authority is not necessary. The Board does seek to nominate individuals whose skills, educational background, business experiences and expertise, such as engineering, operational and financial expertise, complement those of our existing directors, offer industry knowledge, insight or expertise that is relevant or important to our business and its specific needs, and contribute to a well-rounded and diversified Board. The Board evaluates these and other factors as it considers each director candidate, and periodically examines the effectiveness of its director nomination criteria and process in producing candidates who can contribute to our success.

Compensation Committee. The Board established the Compensation Committee and adopted a committee charter in October 2005. The Compensation Committee’s charter is available on our website at www.miscor.com. The current members of the Compensation Committee are Mr. Topa (Chairman) and Mr. Schmuhl. Mr. Schmuhl is “independent” under the listing standards of The NASDAQ Stock Market, and Mr. Topa is not. The Compensation Committee did not meet in 2011 or 2012.

The Compensation Committee reviews and approves our compensation goals and objectives for our Chief Executive Officer and our other executive officers. The Compensation Committee evaluates the performance of our executive officers in light of those goals and objectives, and determines and approves the appropriate level and structure of the executive officers’ compensation based on this evaluation. The Compensation Committee also makes recommendations to the full Board regarding compensation of our directors, and recommends and directs the implementation and administration of our incentive and equity-based compensation plans. Michael P. Moore, our Chief Executive Officer and President, evaluates the performance of each of the other executive officers annually. He confers with the Compensation Committee and makes compensation recommendations for each executive officer’s total compensation. The Compensation Committee can adopt or amend the recommendations of Mr. Moore.

In determining and approving the salaries of our executive officers, the Compensation Committee may access and review compensation data for comparable industrial and manufacturing companies in the Midwest. In determining 2011 and 2012 compensation, the Compensation Committee did not elect to review any such surveys. The Compensation Committee has the authority under its charter to retain outside consultants or advisors to assist the Committee. The Compensation Committee elected not to engage outside consultants or advisors in 2011 or 2012. The Compensation Committee meets annually, or on an as needed basis, to review the compensation of all executive officers.

Compensation Committee Interlocks and Insider Participation

As discussed above, Mr. Topa and Mr. Schmuhl both serve on the compensation committee. Neither Mr. Topa nor Mr. Schmuhl served as an officer or employee of the registrant during fiscal year 2011 or 2012.

Mr. Topa served as Interim Chief Financial Officer from June 2009 to December 31, 2010.

Compensation of Directors

Prior to 2012, we paid our non-employee directors an annual retainer of $4,000, plus $750 for each full board meeting and $500 for each committee meeting attended. If, however, a director attended the meeting by telephone rather than in person, the fees were reduced to $500 for a full board meeting and $300 for a committee meeting. In addition, our directors were eligible to receive stock option grants under our 2005 Stock Option Plan and offers to purchase restricted stock under our 2005 Restricted Stock Plan. We reimbursed our directors for reasonable out-of-pocket expenses incurred in attending board and committee meetings.

For years 2012 and after, the Company has changed the compensation structure for our non-employee directors. Beginning January 1, 2012, the Board will no longer pay non-employee directors an annual retainer, plus an additional fee for each full board meeting and committee meeting attended. Rather, each non-employee director will be paid $4,000 per quarter or $16,000 a year. We will continue to reimburse our directors for reasonable out-of-pocket expenses incurred in attending board and committee meetings.

Our director Michael P. Moore was employed by the Company as a named executive officer throughout 2012 and 2011. Mr. Moore was not eligible for any compensation for his services as director.

The following table summarizes compensation awarded to our non-employee directors for 2012 and 2011:

Director Compensation

	Fees Earned or Paid in Cash ($)[1]			Option Awards ($)[2]		Total ($)
Name	2012		2011	2012	2011	2012	2011
John A. Martell	$22,917	[3]	$11,250	$—	$—	$22,917	$11,250
William J. Schmuhl, Jr.	$29,500	[4]	$11,250	$—	$—	$29,500	$11,250
Michael D. Topa	$25,869	[5]	$11,250	$—	$—	$25,869	$11,250

(1)	In 2012, we paid Mssrs. Martell, Schmuhl, and Topa $16,000 each for attending regular meetings of the Board of Directors and $0 for attending meetings of the Compensation Committee. In 2011, we paid Mssrs. Martell, Schmuhl, and Topa $2,750 each for attending regular meetings of the Board of Directors, $0 for attending meetings of the Compensation Committee, $4,000 as an individual retainer, and $4,500 for special meetings related to the divestiture of HKEC, the Company’s capital structure, and monthly review of operating results.

(2)	No option awards were made under our 2005 Stock Option Plan during 2012 or 2011 to Mssrs. Martell, Schmuhl, and Topa.
(3)	In 2012, in addition to compensation for attending regular meetings, Mr. Martell received payment of $6,917, which represents retainer for 2011 and pro-rated retainer for 2010.
(4)	In 2012, in addition to compensation for attending regular meetings, Mr. Schmuhl received payment of $13,500, which represents retainer for 2011, 2010, and 2009.
(5)	In 2012, in addition to compensation for attending regular meetings, Mr. Topa received payment of $9,869, which represents retainer for 2011 and 2010.

Summary Compensation Table for 2012 and 2011

Name and Principal Position	Year	Salary ($)	Stock Awards ($) [1]	Option Awards($) [1]	Non-Equity Incentive Plan Compensation ($) [2]	Other Compensation ($)		Total ($)
Michael P. Moore [3]	2012	$185,156	$30	$1,113	$18,000	$9,783	[4]	$214,082
President and Chief Executive Officer	2011	$180,000	$—	$—	$—	$9,556	[4]	$189,556
Marc Valentin, CPA [5]	2012	$105,000	$30	$779	$10,000	$—		$115,809
Chief Accounting Officer	2011	$105,000	$—	$—	$—	$—		$105,000

(1)	Represents the aggregate grant date fair value computed in accordance with the Financial Accounting Standards Board Accounting Standards Codification 718, Compensation - Stock Compensation (“FASB ASC Topic 718”). Because the stock and option awards are subject to vesting conditions, the value shown are based on the probable outcome of these conditions. We have made certain assumptions in determining the fair value of the stock and option awards. We discuss these assumptions under the captions 2005 Stock Option Plan and 2005 Restricted Stock Purchase Plan in Note I of the “Notes to Consolidated Financial Statements” for the years ended December 31, 2011, and December 31, 2010, which are included in our annual report that accompanies this proxy statement and are deemed part of this disclosure.
(2)	Represents cash awards made by the Board of Directors to each individual based on the individual’s employment agreements.
(3)	Mr. Moore became President and Chief Executive Officer on June 14, 2010.
(4)	Includes automobile allowance of $9,556 in 2012 and in 2011.
(5)	Mr. Valentin began as Controller on October 25, 2010, and was promoted to Chief Accounting Officer effective January 1, 2011.

In determining compensation arrangements of the executive officers of the Company, the Compensation Committee may consider, among other things it deems relevant, the responsibilities of the position held and the experience of the individual, the competitive market place for executive talent and the compensation levels of similarly-situated executives at publicly-traded companies of comparable size to the Company. In addition, the Compensation Committee may consider achievement of certain performance levels by the Company, including growth in revenues and income from operations, and the individual executive’s performance and contribution to increasing revenues and income from operations.

Option Grants. Pursuant to his employment agreement, on June 14, 2010, Mr. Moore received options to purchase 50,000 shares of our common stock granted under the Company’s 2005 Stock Option Plan. On that date, the estimated fair value of our common stock was $0.35 per share, based on the average of the high and low selling prices of our common stock on the date of grant.

On February 29, 2012, Mr. Moore received options to purchase 10,000 shares of our common stock granted under the Company’s 2005 Stock Option Plan. On February 29, 2012, Mr. Valentin received options to purchase 7,000 shares of our common stock granted under the Company’s 2005 Stock Option Plan.

Restricted Stock Grants. Pursuant to his employment agreement, on June 14, 2010, Mr. Moore received rights to purchase 10,000 shares of restricted stock for $.01 per share granted under MISCOR’S Restricted Stock Purchase Plan, which rights were exercised on August 17, 2010.

There were no restricted stock grants awarded during 2011.

Equity Compensation Plans

2005 Stock Option Plan. Our Board adopted the 2005 Stock Option Plan in August 2005, and it was later approved by our shareholders. The Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, and non-statutory stock options to our executive employees who are materially responsible for the management and operation of our business, and to our directors.

A total of 200,000 shares of common stock (after giving effect to the Reverse Stock Split) are reserved for issuance under the Plan. This number is subject to adjustment as a result of a stock split, combination of shares, recapitalization, merger, or other transaction resulting in a change in our shares. If any option expires or is otherwise terminated, unexercised shares subject to the option become available for future option grants under the Plan. Dividends on shares purchased under the Plan are payable when and if declared by the Board.

The Plan is administered by our Board or a committee of the board designated for that purpose. The grants described above were approved by our full Board, which has since designated the Compensation Committee of the Board to act as administrator of the Plan. The administrator has the power to determine the persons eligible to participate in the Plan and the terms of each option, including the exercise price, the number of shares subject to the option, whether the option is an incentive stock option or a non-statutory option, and the duration of the option.

The Plan provides that no option may have duration longer than five years, and that an outstanding option may be deemed cancelled upon, or within certain prescribed periods after, termination of employment or removal as a director, as applicable, depending on the reason for such termination or removal. In addition, after a change in control of our Company, options granted under the Plan will be immediately exercisable in full, and any option holder employed as of the date of the change of control will have 30 days after such date to exercise his or her option. The Plan defines a change of control as any merger or consolidation of our Company the result of which is that holders of our voting capital stock hold less than 50% of the voting capital stock of the surviving entity, the sale, lease, or transfer of all or substantially all of our assets, or approval by our shareholders of a plan of liquidation or dissolution of our Company.

During 2011, no options were granted under the Plan. As of December 31, 2011, options to acquire a total of 189,000 shares have been granted to participants, of which 136,000 have been forfeited, leaving 147,000 shares available for future option grants under the Plan. During 2012, options to acquire 31,000 shares of common stock were granted under the Plan. As of December 31, 2012, options to acquire a total of 220,000 shares of common stock have been granted to participants, of which 138,000 have been forfeited or exercised, leaving 118,000 shares available for future option grants under the Plan.

Restricted Stock Purchase Plan. Our Board adopted the 2005 Restricted Stock Purchase Plan in August 2005, and it became effective as of September 30, 2005. The purpose of the Plan is to attract and retain directors, officers and key employees of the Company and instill in them a personal financial interest in causing the equity of the Company to grow throughout their careers. We intend on accomplishing these goals by giving eligible directors, officers and key employees the opportunity to purchase shares of the Company’s common stock under the Plan. We believe this provides participants in the plan with an increased incentive to work for the success of the Company and promotes our long term interests and those of the participants. The Compensation Committee of our Board administers the Plan.

The Board has reserved 100,000 shares of our common stock for issuance under the Plan. If the shares of our common stock are increased, decreased, or changed into or exchanged for a different number or kind of shares of stock or other securities of the Company or another corporation as a result of a stock split, stock dividend, combination of shares, or any other change or exchange for other securities by reclassification, reorganization, redesignation, merger, consolidation, recapitalization, or otherwise, then the number of shares reserved under the Plan will be adjusted to reflect such action. If we repurchase shares issued under the Plan pursuant to restrictions imposed on the shares, the repurchased shares will become available for future issuance under the Plan.

The Plan will continue indefinitely, provided that our Board may terminate the Plan at any time as it deems advisable. However, the Plan may not be terminated to affect any right or obligation created under the Plan prior to such termination, unless the affected person consents.

Those directors, officers and key employees of the Company and of each of the Company’s subsidiaries who are designated by the Compensation Committee for participation in the Plan are eligible to be issued shares of restricted stock under the Plan. If a participant’s employment is terminated within three years after the shares are purchased for any reason other than death or disability, the participant must sell the restricted shares back to the Company for the original price, which may be zero. If a participant’s employment is terminated during the three-year restriction period as a result of death or disability, or after the expiration of the restriction period for any reason, the participant must sell the restricted shares back to the Company at their fair market value (which generally will be equal to an average of the closing bid and asked prices of the Company’s common stock as quoted on the OTCQB for the five days immediately preceding the date of termination of employment). In the event of a sale of our Company or our Company’s liquidation, the foregoing restrictions will lapse. Any other transfer or attempted transfer of a participant’s shares except as described above will be null and void. The Plan defines a sale of our Company as the sale of all of our capital stock (whether by direct sale or through a merger, share exchange or other business combination) or the sale of substantially all of our assets.

During 2011 no shares of restricted stock were granted under the Plan. As of December 31, 2011, 46,700 shares of restricted stock were granted to participants under the Plan, of which 30,700 were forfeited and 6,000 shares were repurchased, leaving 90,000 shares available for future offers and issuance under the Plan. During 2012, 12,000 shares of restricted stock were granted under the Plan. As of December 31, 2012, 58,700 shares of restricted stock have been granted to participants, of which 30,700 were forfeited and 6,000 shares were repurchased, leaving 78,000 shares available for future offers and issuance under the Plan.

Outstanding Equity Awards at Fiscal Year End 2012 and Fiscal Year End 2011

		Option Awards					Stock Awards
Name	Year	Number of Securities Underlying Unexercised Options (#) Exercisable[1]	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date		Number of Shares or Units of Stock That Have Not Vested (#)[2,3]	Market Value of Shares or Units of Stock That Have Not Vested ($)[4]
Michael P. Moore	2012	25,000	60,000	$0.35	6/18/15	[5]	13,000	$13,390
	2011	12,500	50,000	$0.35	6/18/15		10,000	$2,800
Marc Valentin	2012	—	7,000	$0.35	2/28/16		3,000	$3,090
	2011	—	—	—	—		—	—

(1)	Represents options awarded under the 2005 Stock Option Plan by the Compensation Committee of our Board. The options may be deemed cancelled upon, or within certain prescribed periods after, termination of employment, depending on the reason for such termination. In the event of any change in control of the Company, options granted under the plan become immediately exercisable in full, and any option holder employed as of the date of the change of control will have 30 days after such date to exercise his or her option. The options are exercisable in 25% cumulative increments on and after the first four anniversaries of their grant date.
(2)	Represents shares issued pursuant to an accepted offer to purchase such shares at a nominal price equal to $0.025 per share under the 2005 Restricted Stock Purchase Plan. Dividends are payable on these shares when, and if declared by the Board. The transfer and forfeiture restrictions applicable to these shares lapse on the third anniversary of the date the restricted shares were initially purchased.
(3)	Under the 2005 Restricted Stock Purchase Plan, shares of restricted stock may be forfeited during the three-year period after purchase upon a termination of employment for any reason other than death or disability.
(4)	Based on the closing price of $1.03 and $0.28 per share of our common stock on December 31, 2012 and December 31, 2011, respectively.
(5)	In addition to the 50,000 options expiring on June 18, 2015, Mr. Moore also holds 10,000 options expiring February 28, 2016.

Employee Stock Purchase Plan

Our Board adopted the Employee Stock Purchase Plan as of January 1, 2007, and it became effective on March 23, 2007. The Plan, which is tax qualified, was approved by our shareholders, and is administered by the Compensation Committee of our Board. The purpose of the Plan is to provide a benefit and retention incentive to eligible employees by providing them with the opportunity to purchase shares of our common stock at a discounted price. All of our and our subsidiaries’ employees are eligible to participate in the Plan, other than any employee who is employed for less than six months, works less than 20 hours per week, or is an officer who is also a “highly compensated employee” within the meaning of the Internal Revenue Code.

Our Board reserved 640,000 shares of our common stock for issuance under the Plan, subject to adjustment if the outstanding shares of common stock changes due to any reorganization, recapitalization, stock split, stock dividend, combination or exchange of shares, merger, consolidation, or similar transaction. We may issue up to 64,000 shares under the Plan during any calendar year. The Plan will terminate on December 31, 2016, or, if earlier, when participants have purchased all of the shares reserved for issuance under the Plan.

Eligible employees elect to participate in the Plan through regular payroll deductions, on an after-tax basis, of between 2% and 8% of total compensation. The annual maximum deduction per employee is $5,000. Each quarter, we offer shares to eligible employees under the Plan. At the end of each offering period, we use all the contributions in the participating employees’ respective accounts to purchase common stock at a price equal to 90% of the fair market value of the stock on the first day of the offering period or last day of the offering period, whichever is less. After each offering period the purchased shares are issued to the respective participating employees, who have all the rights and privileges of a shareholder with respect to such shares.

We issued zero (0) shares of our common stock to participating employees for payroll deductions withheld during 2011 and 2012. While 558,867 shares remain available for issuance under the Plan, we suspended indefinitely the operation of, and employee participation in, the Plan on September 30, 2009.

401(k) Plan

In 2002, our Board adopted the Magnetech 401(k) Plan for non-union employees, which is intended to be a tax-qualified defined contribution plan under Sections 401(a) and 401(k) of the Internal Revenue Code. Under the terms of the Plan, eligible employees may elect to contribute up to 75% of their eligible compensation as salary deferral contributions to the Plan, subject to certain statutorily prescribed limits. In addition, eligible employees may elect to contribute an additional amount of their eligible compensation as a catch-up contribution to the Plan, provided that such eligible employees are anticipated to reach age 50 before the end of the applicable year and subject to certain statutorily prescribed limits.

The Plan also permits, but does not require, that we make discretionary matching contributions. We made discretionary matching contributions to the Plan in 2008. Because the Plan is a tax-qualified plan, we can generally deduct contributions to the Plan when made, and such contributions are not taxable to participants until distributed from the Plan. Pursuant to the terms of the Plan, participants may direct the trustees to invest their accounts in selected investment options.

We also have adopted a 401(k) plan for union employees.

Employment Agreements

Michael P. Moore. On June 14, 2010, we entered into an employment agreement with Michael P. Moore, our new Chief Executive Officer and President, for an initial one-year term. Upon the expiration of the initial one-year term, the agreement automatically extended for successive one-year periods unless (i) at least three months written notice of termination or intent to renegotiate is given by either party prior to the end of the initial term or any anniversary date thereafter, or (ii) the agreement is earlier terminated due to Mr. Moore’s termination of employment, retirement, death, or disability.

Under the agreement, Mr. Moore receives an annual base salary of $185,400. He is eligible to receive an annual incentive bonus of up to 40% of his base salary, payable once per year. The incentive bonus will be based on certain performance criteria set forth in the agreement. The Company also provides Mr. Moore with a car allowance of $750 per month and a company fuel card. Mr. Moore also received options to purchase 50,000 shares of the Company’s common stock granted under the Company’s 2005 Stock Option Plan, and 10,000 shares of restricted stock granted under the Company’s Restricted Stock Purchase Plan.

Mr. Moore is entitled to receive the following severance benefits if his employment is terminated due to his death or disability, is terminated by the Company for Cause (as defined in the agreement), or is terminated by him without Good Reason (as defined in the agreement): his unpaid base salary through the date of termination (plus accrued vacation time), and the Company will continue to honor any vested obligations under the Company’s benefit plans applicable to him.

If Mr. Moore’s employment is terminated by the Company without Cause or is terminated by him for Good Reason, then he will receive his unpaid base salary through the end of the month during which termination occurs (plus accrued vacation time), plus base salary for six months. The Company also will maintain for Mr. Moore, for six months, all employee benefit plans in which he was entitled to participate immediately prior to his termination, and the Company will pay up to $10,000 of outplacement services costs on behalf of Mr. Moore.

Mr. Moore is bound by noncompetition and nonsolicitation provisions that restrict him from competing with or soliciting customers or employees of the Company or any of its subsidiaries or affiliated entities for up to a maximum of six months following the date of his termination of employment. The agreement also imposes confidentiality restrictions on Mr. Moore and requires the compulsory assignment to the Company of all intellectual property produced by him during the term of his agreement and for one year after his termination.

Marc Valentin. Mr. Valentin was promoted to Chief Accounting Officer on January 4, 2011, effective January 1, 2011. Under a letter agreement, he was appointed as Controller effective October 25, 2010. Under that agreement, he is paid $129,000 per year and is eligible for a 20% bonus based on achievement of mutually agreed criteria. He participates in our benefit plans and is entitled to three weeks of paid vacation.

Limitation of Liability and Indemnification Matters

Our articles of incorporation limit the liability of our directors and officers for any loss or damage caused by their actions or omissions if they acted in good faith, with the care an ordinarily prudent person in a like position would have exercised under similar circumstances, and in a manner they reasonably believed was in the best interests of our Company. If they did not meet these standards, our directors and officers also would not be liable for any loss or damage caused by actions or omissions that did not constitute willful misconduct or recklessness.

Our articles of incorporation provide that we are required to indemnify our directors and officers to the fullest extent permitted by Indiana law. Indiana law authorizes every Indiana corporation to indemnify its officers and directors under certain circumstances against liability incurred in connection with proceedings to which the officers or directors are made parties by reason of their relationships to the corporation. Officers and directors may be indemnified where they have acted in good faith, the action taken was not against the interests of the corporation, and the action was lawful or there was no reason or cause to believe the action was unlawful. In addition, Indiana law requires every Indiana corporation to indemnify any of its officers or directors (unless limited by the articles of incorporation of the corporation) who were wholly successful on the merits or otherwise, in the defense of any such proceeding, against reasonable expenses incurred in connection with the proceeding. A corporation also may, under certain circumstances, pay for or reimburse the reasonable expenses incurred by an officer or director who is a party to a proceeding in advance of final disposition of the proceeding.

We also maintain liability insurance for our directors and officers.

The limitation of liability and indemnification provisions in our articles of incorporation and by-laws may discourage shareholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other shareholders. Furthermore, a shareholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees regarding which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and control persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

TRANSACTIONS WITH CERTAIN RELATED PERSONS

Policies for Transactions with Related Persons

Transactions and relationships that involve directors, executive officers, or other related persons and that constitute a conflict with the Company’s interests are prohibited. The Board must approve any exceptions to this policy. Any transaction between us and a related person must be made or entered into on terms that are no less favorable to us than those that we can obtain from unaffiliated third parties. In addition, all material affiliated transactions and loans and any forgiveness of loans must be approved by a majority of our independent directors who do not have an interest in the transactions and who had access, at our expense, to our legal counsel or to independent legal counsel. In connection with related party transactions, the Board may engage independent consultants to provide opinions regarding fair market value. For example, the special committee of the Board formed to negotiate the sale of our CES business to Mr. Martell and his wife engaged an investment banking firm to provide an opinion as to the fairness, from a financial point of view, of the consideration received by the Company in the transaction. Except as otherwise noted, the transactions described above were approved by a majority of those directors who do not have an interest in the described transactions. Except as otherwise noted, the transactions described below were approved by a majority of those directors who did not have an interest in the described transactions.

Transactions with Related Persons

Real Estate Leases. We lease several buildings from various entities owned by JAM Fox Investments, LLC. Mr. Martell, our former Chief Executive Officer and President and current Chairman of the Board, owns JAM Fox Investments, LLC. Following is a summary of such leases during 2011, 2012, and 2013.

Lessor	Location	Expiration Date	Monthly Rental
JAM Summer Properties LLC	Hammond, Indiana	August 3, 2015[1]	$9,371
JAM Bev Properties LLC	Boardman, Ohio	May 5, 2015[2]	$4,851
JAM Walnut Properties LLC	South Bend, Indiana	May 5, 2012	$10,143

[1]	On November 30, 2011, the Company executed a three-year lease extension at the Hammond, Indiana facility at a fixed lease rate equal to the prior rate.
[2]	On November 30, 2011, the Company executed a three-year lease extension at the Boardman, Ohio facility at a fixed lease rate equal to the prior rate.

Effective January 1, 2007, we entered into a five-year lease agreement with Mr. Martell for a property in South Bend, Indiana, to use as our corporate office and to house the operations of our electrical contracting business. As a result of our closure and relocation of our corporate office to Massillon, Ohio, we no longer use this space. The annual rent under this lease was approximately $0.122 million. This lease terminated in July 2012 and was not renewed.

We lease our Hammond, Indiana, and Boardman, Ohio, facilities from a limited liability company owned by Mr. Martell. The leases for our Hammond, Indiana, and Boardman, Ohio, facilities expire in May 2015 and August 2015, respectively.

We lease our Hagerstown, Maryland, facility from a partnership, one partner of which is an officer of our subsidiary HKEC. The annual rent under this lease is approximately $0.160 million, and the lease expires in August 2016.

We lease our Massillon, Ohio, facility from a limited liability company, one member of which is a corporation of which a former officer of our subsidiary, MIS, is a beneficial owner. The annual rent under this lease is approximately $0.566 million, and the lease expires in November 2017.

Promissory Note Issued to Mr. Martell. Using proceeds from the PNC Credit Facility, we paid all of our outstanding debt obligations to Mr. Martell. The following provides related transaction information for this note prior to it being paid off. In conjunction with the refinancing of our senior credit facility in November 2011, the Company renegotiated and extended the Martell Note. Prior to this refinancing, we were indebted to Mr. Martell, for a secured promissory note in the amount of $0.425 million, which arose out of our sale of Martell Electric and Ideal to Mr. Martell on February 3, 2010. Under the agreement governing the sale to Mr. Martell, the purchase price was subject to a working capital adjustment which we could satisfy either with cash or by increasing the outstanding principal amount of the Martell Note. The Company had been engaged in negotiations with Mr. Martell for several months to settle the working capital adjustment, which culminated in our execution on November 30, 2011 of a mutual release among our Company, Mr. Martell, and his wife, Bonnie M. Martell, in which the parties agreed to a working capital adjustment figure that was incorporated into the Martell Note and to release any and all potential claims or actions among the parties. In conjunction with the mutual release, we executed the Amended Martell Note in the amount of $1.680 million with a maturity date of October 31, 2013, which reflects the principal balance due on the February 3, 2010 note and the working capital adjustment. Interest on the Amended Martell Note is calculated through February 28, 2013 as the greater of 7.5% or 2% plus prime, increasing to 9.5% or 2% plus prime beginning on March 1, 2013 until maturity. Regular monthly installment payments of principal in the amount of $7,500 began on January 1, 2012, which amount increases to $12,500 monthly beginning on January 1, 2013 until payoff or maturity. Additionally, we are required to make the following special scheduled repayments the Amended Martell Note in the amounts set forth below:

•	November 30, 2011—$0.316 million (paid);

•	Not later than December 29, 2011—$0.120 (paid); and

•	No later than June 30, 2012—$0.250 million (paid).

In the event of default, Mr. Martell may increase the interest rate and accelerate the outstanding indebtedness. Additionally, Mr. Martell executed an amended and restated subordination agreement in favor of our senior lender, Wells Fargo, on November 30, 2011. In the subordination agreement, Mr. Martell acknowledges the continued subordination of the Amended Martell Note and security interest in the assets of the Company, subject to a first priority lien held by Wells Fargo. Specifically, Mr. Martell agreed that Wells Fargo may prohibit the Company from making the monthly payments on the Amended Martell Note, as stated above, if we are in default of our obligations to Wells Fargo, and further agreed that we are permitted to make the special scheduled repayments, as outlined above, only if our excess availability is greater than $0.500 million at the time each special repayment is due.

Additionally, on November 30, 2011, Mr. Martell executed an agreement for subordination of security interest and payment of debt in favor of the 3D Creditors, in which Mr. Martell agreed to subordinate his security interest in the Company’s assets located at its Massillon, Ohio, facility in favor of the security interest held by the 3D Creditors. The agreement also prohibits us from making any additional repayments, in excess of the scheduled monthly payments and special scheduled payments outlined above, on the Amended Martell Note prior to maturity.

As of December 31, 2012, the Company paid off the Amended Martell Note and the 3D Creditors with proceeds from the PNC Credit Facility.

DESCRIPTION OF CAPITAL STOCK

Our articles of incorporation authorize us to issue 30,000,000 shares of common stock, without par value, and 800,000 shares of preferred stock. As of March 22, 2013, we had 11,683,987 shares of common stock outstanding and no shares of preferred stock outstanding.

The following summary highlights the material provisions of our articles of incorporation, our by-laws, and the IBCL to our capital stock. This summary is not complete and is subject to, and qualified in its entirety by, our articles of incorporation and by-laws, which are exhibits to the registration statement of which this prospectus is a part.

Common Stock

Voting. Holders of our common stock possess exclusive voting power in matters determined by a vote of our shareholders, unless preferred stock is issued and voting rights are granted to the holders of the preferred stock. The holders of shares of common stock are entitled to one vote per share on all matters to be voted on by the shareholders. Holders of common stock have no cumulative voting rights for election of directors.

Distributions upon Shares. Our Board has authority to authorize and direct the payment of dividends and the making of other distributions in respect of the issued and outstanding shares of common stock, subject to the rights of the holders of any series of preferred stock. We currently plan to retain earnings to promote growth and do not anticipate paying dividends in the foreseeable future. Our financing agreements also prohibit us from paying dividends on our common stock.

Rights upon Liquidation. If we are liquidated or dissolved, the holders of our common stock would be entitled to receive (after payment or provision for payment of all of our debts and liabilities) our remaining net assets available for distribution, in cash or in kind. If we issue preferred stock, the holders of the preferred stock may have priority over the holders of our common stock if we are liquidated or dissolved.

Other. Other than Tontine, the holders of our common stock have no pre-emptive rights to acquire additional shares of common stock, have no conversion or redemption rights, and are not subject to further assessments by us. Pursuant to the sale of our shares of common stock to Tontine in January 2007, we granted Tontine the right to participate in future equity offerings to allow Tontine to maintain its percentage ownership, on a fully diluted basis, of our common stock, immediately prior to such offering. This right was affirmed by Tontine and us pursuant to the New Securities Purchase Agreement we entered into with Tontine in November 2007. See “MD&A – Prior Financing and Capital Transactions Involving Selling Shareholders – January 2007 Private Equity Financing” and “– November 2007 Private Equity Financing.” All of the outstanding shares of our common stock are validly issued, fully paid, and non-assessable.

Preferred Stock

Our Board is authorized to issue any or all of the authorized but unissued shares of our preferred stock from time to time, without shareholder authorization, in one or more designated series. Any series so authorized will have such dividend, redemption, conversion, and exchange provisions as may be provided for the particular series. Any series of preferred stock may possess voting, dividend, liquidation, and redemption rights superior to those of the common stock. The rights of holders of common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. While providing desirable flexibility in connection with possible acquisitions and other corporate purposes, issuance of a new series of preferred stock could make it more difficult for a third party to acquire, or could discourage a third party from acquiring, our outstanding voting stock and could make removal of our present Board more difficult. We currently do not plan to offer preferred stock to any of our directors, officers, or 5% shareholders, except on the same terms as the preferred stock is offered to all other existing shareholders or to new shareholders. We have no plans as of the date of this prospectus to issue shares of preferred stock. In addition, our financing agreements prohibit us from issuing any preferred stock.

Anti-Takeover Provisions

Certain provisions of our articles of incorporation and by-laws, as well as certain provisions of the IBCL, may have the effect of discouraging, delaying, or preventing a person from acquiring, or seeking to acquire, a substantial equity interest in, or control of, our Company.

Directors. Certain provisions of our articles of incorporation and by-laws will impede changes in control of our Board. These provisions include the following:

•	our directors can decide to classify the Board so that not all members of our Board would be elected at the same time, making it more difficult to gain control of our Board;

•	our Board may not remove a director without cause, also making it more difficult to gain control of our Board;

•	only our Board, and not our shareholders, may elect directors to fill vacancies in the Board, including vacancies created by expansion of the Board;

•	shareholders are not granted cumulative voting rights, which enhance the ability of minority shareholders to elect directors; and

•

shareholders must follow certain advance notice and information requirements to nominate individuals for election to our Board or to propose matters that may be acted upon at a shareholders’ meeting, which may discourage a potential acquirer from conducting a proxy contest to elect directors or otherwise attempting to influence or gain control of our Company.

Restrictions on Call of Special Meetings. Our articles of incorporation provide that a special meeting of shareholders may be called only by the Chairman of our Board or pursuant to a resolution adopted by a majority of the total number of our directors. Shareholders are not authorized to call a special meeting.

Authorization of Preferred Stock. Our Board is authorized, without shareholder approval, to issue preferred stock in series and to fix and state the voting rights and powers, designation, preferences, and relative, participating, optional or other special rights of the shares of each such series and the qualifications, limitations, and restrictions thereof. Preferred stock may rank prior to the common stock as to dividend rights, liquidation preferences, or both, and may have full or limited voting rights. Accordingly, the issuance of shares of preferred stock could decrease the voting power of holders of common stock or could have the effect of deterring or delaying an attempt to obtain control of our Company. Our financing agreements prohibit us from issuing any preferred stock.

Amendments to Articles and By-laws. Generally, amendments to our articles of incorporation must be approved by a majority vote of our Board and also by a majority of our outstanding voting shares. However, to amend certain provisions of the articles, including those pertaining to our directors and to certain business combination transactions, approval by at least 80% of the outstanding voting shares is required. Our articles also provide that only our Board has the authority to make, amend, or repeal our by-laws. Shareholders do not have this authority.

Restrictions on Certain Business Combinations. Our articles of incorporation impose approval and other requirements on certain business combination transactions between our Company and any shareholder beneficially owning 10% or more of the voting power of our outstanding capital stock. Types of business combination transactions subject to these requirements include mergers, consolidations, certain sales, leases or other transfers of our assets, certain issuances of our voting securities, plans of dissolution or liquidation proposed by the interested shareholder, and certain other transactions. Our articles prohibit any such transaction within five years following the date on which the shareholder obtained 10% ownership, unless the transaction meets the requirements of the Business Combinations Statute of the IBCL (if applicable), which is described below, and is approved by a majority of our directors who are not affiliated with the shareholder or by shareholders holding at least 80% of the voting power of our outstanding capital stock. After such five-year period, the transaction still must satisfy the requirements of the Business Combinations Statute (if applicable) as well as certain price and procedural requirements set forth in our articles.

Provisions of Indiana Law. The IBCL requires each of our directors to discharge his or her duties based on the facts then known to him or her, in good faith, with the care that an ordinary, prudent person in a like position would exercise under similar circumstances and in a manner the director reasonably believes to be in the best interests of the Company. No director is liable for any action taken as a director, or any failure to take any action, unless the director has breached or failed to perform the duties of the director’s office in compliance with the foregoing standard and the breach or failure to perform constitutes willful misconduct or recklessness. Our articles of incorporation contain provisions having similar effect.

In determining how to discharge their duties in a manner reasonably believed to be in the best interests of the Company, directors are authorized by the IBCL to consider the effects of any action on our shareholders, employees, suppliers, and customers and on the communities in which our offices or other facilities are located. The directors may also consider any other factors they consider pertinent. Our articles of incorporation contain provisions having similar effect. Under the IBCL, our directors are not required to approve a proposed business combination or other corporate action if they determine in good faith that such approval is not in the best interests of our Company. The IBCL explicitly provides that the different or higher degree of scrutiny imposed in Delaware and certain other jurisdictions upon director actions taken in response to potential changes in control will not apply. The Delaware Supreme Court has held that defensive measures in response to a potential takeover must be reasonable in relation to the threat posed.

Chapter 42, the Control Share Acquisitions Chapter, and Chapter 43, the Business Combinations Chapter, of the IBCL may affect the acquisition of shares of our common stock or the acquisition of control of our Company. Indiana companies may elect to opt out of the Control Share Acquisitions Chapter and the Business Combinations Chapter. Our articles of incorporation do not opt out of these statutes. Both statutes, however, apply only to certain corporations that have at least 100 shareholders. As of March 22, 2013 we had 61 shareholders of record. Consequently, as of March 22, 2013, neither statute applied to us, although they may apply to us in the future.

The Business Combinations Chapter of the IBCL prohibits certain business combinations, including mergers, sales of assets, recapitalizations and reverse stock splits, between certain corporations and any shareholder beneficially owning 10% or more of the voting power of the outstanding voting shares of that corporation for a period of five years following the date on which the shareholder obtained 10% beneficial voting ownership, unless the business combination was approved prior to that date by the Board. If prior approval is not obtained, several price and procedural requirements must be met before the business combination may be completed. The Business Combinations Statute does not apply to business combinations between a corporation and any shareholder who obtains 10% beneficial voting ownership before such corporation has a class of voting shares registered with the SEC under Section 12 of the Securities Exchange Act, unless the corporation has elected to be subject to the Business Combination Statute. As of the date of this prospectus, we have not made such an election.

The Control Share Acquisitions Chapter of the IBCL contains provisions designed to protect minority shareholders if a person makes a tender offer for or otherwise acquires shares giving the acquirer more than certain levels of ownership (20%, 33 1/3% and 50%) of the outstanding voting securities of certain Indiana corporations. Under the Control Share Acquisitions Chapter, if an acquirer purchases such shares of a corporation that is subject to the Control Share Acquisitions Chapter, then the acquirer cannot vote such shares until each class or series of shares entitled to vote separately on the proposal approves the rights of the acquirer to vote the shares in excess of each level of ownership, by a majority of all votes entitled to be cast by that group (excluding shares held by our officers, by our employees who are directors of the Company, and by the acquirer).

Because of the foregoing provisions of Indiana law, our Board will have flexibility in responding to unsolicited takeover proposals, and accordingly it may be more difficult for an acquirer to gain control of our Company in a transaction not approved by our Board. As discussed above, our Board has adopted resolutions approving the future acquisition by Tontine and its affiliates of up to 50% of our common stock, on a fully diluted basis, so that Tontine and its affiliates are not subject to the anti-takeover provisions of the IBCL.

OTCQB

Our common stock is traded on the OTCQB under the symbol MIGL. While trading in our stock has occurred, an established public trading market has not yet developed. If an established trading market does not develop, you may not be able to sell your shares promptly, or perhaps at all, or sell your shares at a price equal to or above the price you paid for them.

Transfer Agent and Registrar

Broadridge Investor Communications, Inc. has been appointed as the transfer agent and registrar for our common stock.

SHARES ELIGIBLE FOR FUTURE SALE

Market sales of shares of our common stock after this offering and from time to time, and the availability of shares for future sale, may reduce the market price of our common stock. Sales of substantial amounts of our common stock, or the perception that these sales could occur, could adversely affect prevailing market prices for our common stock and could impair our future ability to obtain capital, especially through an offering of equity securities. After the effective date of the registration statement of which this prospectus is a part, all of the shares sold in this offering will be freely tradeable without restrictions or further registration under the Securities Act, unless the shares are purchased by our affiliates, as that term is defined in Rule 144 under the Securities Act.

Rule 144

In general, under Rule 144, a person who is our affiliate and has beneficially owned restricted securities for at least six months, including the holding period of any prior owner other than one of our affiliates, is entitled to sell a number of restricted shares within any three-month period that does not exceed 1 percent of the number of shares of our common stock then outstanding, or 11,683,987 shares as of March 22, 2013 preceding the filing of a notice on Form 144 with respect to the sale. Sales of restricted shares under Rule 144 are also subject to requirements regarding the manner of sale, notice, and the availability of current public information about us. Rule 144 also provides that affiliates who sell shares of our common stock that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares, other than the holding period requirement.

Under Rule 144(b)(1), a person who is not deemed to have been our affiliate at any time during the three months preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than one of our affiliates, may sell those shares without complying with the manner of sale, volume limitation, or notice provisions of Rule 144, so long as there is available current public information about us. If such non-affiliate has owned the shares for at least one year, he or she may sell the shares without complying with any of the restrictions of Rule 144, regardless of whether there is available current public information about us.

Form S-8 Registration Statements

In March 2007, we filed a registration statement on Form S-8 under the Securities Act to register the shares of our common stock issuable under our Employee Stock Purchase Plan. This registration statement became effective upon filing. Shares covered by this registration statement are eligible for sale in the public markets, subject to Rule 144 limitations applicable to affiliates.

In June 2007, we filed registration statements on Form S-8 under the Securities Act to register the shares of our common stock issued and issuable under our 2005 Stock Option Plan and Restricted Stock Purchase Plan. These registration statements became effective upon filing. Shares covered by these registration statements are eligible for sale in the public markets, subject to Rule 144 limitations applicable to affiliates.

As of December 31, 2012, options granted under our 2005 Stock Option Plan to purchase a total of 82,000 shares of common stock were outstanding. The options are exercisable at a price range of $0.35 to $10.25 per share, subject to certain anti-dilution adjustments, in 25% cumulative increments on and after the first four anniversaries of their grant date (September 30, 2005; August 3, 2006; January 19, 2007; November 19, 2007; November 30, 2007; May 15, 2008; June 17, 2008; August 11, 2008; August 13, 2008; November 12, 2008; February 10, 2009; June 18, 2010; and February 29, 2012). As of December 31, 2012, a total of 58,700 shares had been issued under our Restricted Stock Purchase Plan pursuant to accepted offers to purchase stock at nominal prices of $0.01 and $0.025 per share (of which, 36,700 shares have been forfeited or repurchased by the Company), for a total of 22,000 shares issued and outstanding under that same plan as of such date. As of December 31, 2012, a total of 0 shares had been issued under our Employee Stock Purchase Plan and 0 shares had been issued upon exercise of options under the 2005 Stock Option Plan. To date, none of the options granted to our existing management have been exercised. See “Management — Executive Compensation — Equity Incentive Plans” in this prospectus.

PLAN OF DISTRIBUTION

The selling shareholders (or their pledgees, donees, transferees, or any of their successors in interest selling shares received from a named selling shareholder as a gift, partnership distribution, or other non-sale-related transfer after the date of this prospectus, all of whom may be selling shareholders) may sell the shares, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at prices otherwise negotiated by one or more of the following methods, without limitation:

(a)	block trades in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

(b)	purchases by a broker or dealer as principal and resale by the broker or dealer for its own account pursuant to this prospectus;

(c)	in the over-the-counter market;

(d)	on any national securities exchange or quotation service on which our common stock may become listed or quoted;

(e)	otherwise than on such exchanges or services or in the over-the-counter market;

(f)	ordinary brokerage transactions and transactions in which the broker solicits purchases;

(g)	privately negotiated transactions;

(h)	through the distribution of the shares by any selling shareholder to its partners, members or shareholders;

(i)	one or more underwritten offerings on a firm commitment or best efforts basis; and

(j)	any combination of any of these methods of sale.

The selling shareholders may also transfer the shares by gift. We do not know of any arrangements by the selling shareholders for the sale of any of the shares and cannot assure you that the selling shareholders will sell all or any portion of the shares offered hereby.

The selling shareholders may engage brokers and dealers, and any brokers or dealers may arrange for other brokers or dealers to participate in effecting sales of the shares. These brokers, dealers, or underwriters may act as principals or as an agent of a selling shareholder. Broker-dealers may agree with a selling shareholder to sell a specified number of the securities at a stipulated price per share. If the broker-dealer is unable to sell shares acting as agent for a selling shareholder, it may purchase as principal any unsold shares at the stipulated price. Broker-dealers who acquire shares as principals may thereafter resell the shares from time to time in transactions in the over-the-counter market or on any stock exchange or automated interdealer quotation system on which the shares are then listed or quoted, at prices and on terms then prevailing at the time of sale, at prices related to the then-current market price or at prices otherwise negotiated. Broker-dealers may use block transactions and sales to and through broker-dealers, including transactions of the nature described above. The selling shareholders may also sell the shares in accordance with Rule 144 under the Securities Act, rather than pursuant to this prospectus, regardless of whether the shares are covered by this prospectus.

From time to time, one or more of the selling shareholders may pledge, hypothecate, or grant a security interest in some or all of the shares owned by them. The pledgees, secured parties, or persons to whom the shares have been hypothecated will, upon foreclosure in the event of default, be deemed to be selling shareholders. As and when a selling shareholder takes such actions, the number of shares offered under this prospectus on behalf of such selling shareholder will decrease. The plan of distribution for that selling shareholder’s shares will otherwise remain unchanged.

To the extent required under the Securities Act, the aggregate amount of selling shareholders’ shares being offered and the terms of the offering, the names of any agents, brokers, dealers, or underwriters, and any applicable commission with respect to a particular offer will be set forth in an accompanying prospectus supplement. Any underwriters, dealers, brokers, or agents participating in the distribution of the shares may receive compensation in the form of underwriting discounts, concessions, commissions, or fees from a selling shareholder and/or purchasers of selling shareholders’ shares for whom they may act (which compensation as to a particular broker-dealer might be in excess of customary commissions).

The selling shareholders and any underwriters, brokers, dealers, or agents that participate in the distribution of the shares may be deemed to be “underwriters” within the meaning of the Securities Act, and any discounts, concessions, commissions, or fees received by them and any profit on the resale of the shares sold by them may be deemed to be underwriting discounts and commissions.

The selling shareholders and other persons participating in the sale or distribution of the shares will be subject to applicable provisions of the Securities Exchange Act, and the rules and regulations thereunder, including Regulation M. This regulation may limit the timing of purchases and sales of any of the shares by the selling shareholders and any other person. The anti-manipulation rules under the Securities Exchange Act may apply to sales of shares in the market and to the activities of the selling shareholders and their affiliates. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of the shares to engage in market-making activities with respect to the particular shares being distributed for a period of up to five business days before the distribution. These restrictions may affect the marketability of the shares and the ability of any person or entity to engage in market-making activities with respect to the shares.

Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless the shares have been registered or qualified for sale in the state or an exemption from registration or qualification is available and complied with.

We have not undertaken to qualify this offering for offers to individual investors in any jurisdiction outside of the United States; therefore, individual investors outside the United States should not expect to be able to participate in this offering.

LEGAL MATTERS

Certain legal matters, including the validity of the shares of common stock offered in this prospectus, have been passed upon for us by our counsel, Ulmer & Berne LLP, 1660 West 2nd Street, Suite 1100, Cleveland, Ohio 44113-1448.

EXPERTS

The Company’s consolidated financial statements as of December 31, 2012 and 2011 and for the years then ended included in this prospectus and in the registration statement have been so included in reliance on the report of BDO USA, LLP, an independent registered public accounting firm, appearing elsewhere herein and in the registration statement, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC, under the Securities Act, a registration statement on Form S-1 with respect to the common stock offered by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules to the registration statement, portions of which are omitted as permitted by the rules and regulations of the SEC. Statements made in this prospectus regarding the contents of any contract or other documents are summaries of the material terms of the contract or document. With respect to each contract or document filed as an exhibit to the registration statement, reference is made to the corresponding exhibit. For further information pertaining to us and to the common stock offered by this prospectus, reference is made to the registration statement, including the exhibits and schedules thereto, copies of which may be inspected without charge at the public reference facilities of the SEC at 100 F Street, N.E., Washington, D.C. 20549 on official business days during the hours of 10:00 A.M. to 3:00 P.M. Copies of all or any portion of the registration statement may be obtained from the SEC at prescribed rates. Information on the public reference facilities may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a web site that contains reports, proxy and information statements, and other information that are filed electronically with the SEC. The web site can be accessed at http://www.sec.gov.

We file current reports on Form 8-K, quarterly reports on Form 10-Q, annual reports on Form 10-K, and other information with the SEC. Those reports and other information are available for inspection and copying at the Public Reference Room and internet site of the SEC referred to above. We intend to furnish our shareholders with annual reports containing consolidated financial statements certified by an independent public accounting firm.

MISCOR GROUP, LTD. AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders

MISCOR Group, Ltd. and Subsidiaries

Massillon, Ohio

We have audited the accompanying consolidated balance sheets of MISCOR Group, Ltd. and Subsidiaries as of December 31, 2012 and 2011 and the related consolidated statements of income, stockholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MISCOR Group, Ltd. and Subsidiaries as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO USA, LLP

Kalamazoo, Michigan

March 15, 2013

MISCOR GROUP, LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except share data)

	December 31, 2012	December 31, 2011
ASSETS
CURRENT ASSETS
Accounts receivable, net of allowance for doubtful accounts of $9 and $136, respectively	$6,526	$5,664
Inventories	5,767	6,173
Other current assets	922	673

Total current assets	13,215	12,510
PROPERTY AND EQUIPMENT, net	4,935	5,460

OTHER ASSETS
Customer relationships, net	5,764	6,150
Deferred income taxes	1,942	—
Technical library, net	522	555
Deposits and other assets	67	109

Total other assets	8,295	6,814

Total assets	$26,445	$24,784

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Revolving credit line	$3,722	$2,439
Current portion of long-term debt	1,478	431
Current portion of long-term debt, officers and affiliates	—	1,053
Accounts payable	3,336	4,051
Accrued expenses and other current liabilities	1,293	1,786

Total current liabilities	9,829	9,760

LONG-TERM LIABILITIES
Long-term debt, less current portion	2,029	1,611
Long-term debt, officers and affiliates, less current portion	—	2,930

Total long-term liabilities	2,029	4,541

Total liabilities	11,858	14,301
Commitments and contingencies

STOCKHOLDERS’ EQUITY
Preferred stock, no par value; 800,000 shares authorized; no shares issued and outstanding	—	—
Common stock, no par value; 30,000,000 shares authorized; 11,807,826 and 11,785,826, shares issued, respectively, and 11,683,987 and 11,785,826 shares outstanding, respectively	59,346	59,344
Treasury stock, 123,839 and 0 shares, at cost, respectively	(74)	—
Accumulated deficit	(44,685)	(48,861)

Total stockholders’ equity	14,587	10,483

Total liabilities and stockholders’ equity	$26,445	$24,784

The accompanying notes are an integral part of these consolidated financial statements.

MISCOR GROUP, LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(Amounts in thousands, except share and per share data)

	Years ended December 31,
	2012	2011
REVENUES
Service revenue	$27,990	$30,651
Product sales	21,712	15,236

Total revenues	49,702	45,887

COST OF REVENUES
Cost of service revenue	24,262	24,884
Cost of product sales	13,570	11,559

Total cost of revenues	37,832	36,443

GROSS PROFIT	11,870	9,444

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	8,796	8,247

INCOME FROM OPERATIONS	3,074	1,197

OTHER (INCOME) EXPENSE
Interest expense	737	969
Other expense (income)	24	(426)

Total other expense	761	543

NET INCOME BEFORE INCOME TAX BENEFIT	2,313	654

Income tax benefit	(1,863)	—

NET INCOME	$4,176	$654

BASIC INCOME PER COMMON SHARE	$0.35	$0.06

BASIC WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	11,785,750	11,785,826

DILUTED INCOME PER COMMON SHARE	$0.35	$0.06

DILUTED WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	12,050,500	11,785,826

The accompanying notes are an integral part of these consolidated financial statements.

MISCOR GROUP, LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(Amounts in thousands, except share data)

	Outstanding	Common	Treasury	Accumulated
	Shares	Stock	Stock	DefIcit	Total
Balances, December 31, 2010	11,785,826	$59,344	$—	$(49,515)	$9,829
Income - 2011	—	—	—	654	654

Balances, December 31, 2011	11,785,826	59,344	—	(48,861)	10,483
Stock based compensation	22,000	2	—	—	2
Purchase of treasury stock	(123,839)	—	(74)	—	(74)
Income - 2012	—	—	—	4,176	4,176

Balances, December 31, 2012	11,683,987	$59,346	$(74)	$(44,685)	$14,587

The accompanying notes are an integral part of these consolidated financial statements.

MISCOR GROUP, LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands, except share and per share data)

	Year Ended December 31,
	2012	2011
OPERATING ACTIVITIES
Net income	$4,176	$654
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,665	2,024
Deferred income tax credit	(1,942)	—
Stock-based compensation	2	—
Bad debt provision (recovery)	(71)	58
(Gain) loss on sale of equipment	13	(15)
Changes in operating assets and liabilities:
Accounts receivable	(791)	886
Inventories	406	(243)
Other current assets	(249)	(4)
Deposits and other non-current assets	50	(3)
Accounts payable	(715)	(509)
Accrued expenses and other current liabilities	(493)	(205)

Net cash provided by operating activities	2,051	2,643

INVESTING ACTIVITIES
Acquisition of property and equipment	(749)	(279)
Proceeds from disposal of property and equipment	15	18

Net cash utilized by investing activities	(734)	(261)

FINANCING ACTIVITIES
Payments on capital lease obligations	(33)	(32)
Short-term debt borrowings, net	1,283	(824)
Borrowings of long-term debt	2,500	1,072
Repayments of long-term debt	(4,985)	(2,548)
Purchase of treasury shares	(74)	—
Debt issuance costs paid	(8)	(50)

Net cash utilized by financing activities	(1,317)	(2,382)

CHANGE IN CASH	—	—
Cash, beginning of period	—	—

Cash, end of period	$—	$—

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the period for:
Interest	$726	$953

The accompanying notes are an integral part of these consolidated financial statements.

MISCOR GROUP, LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

TWO YEARS IN THE PERIOD ENDED DECEMBER 31, 2012

(Amounts in thousands, except share and per share data)

NOTE A - BUSINESS OVERVIEW

MISCOR Group, Ltd. (“MISCOR”), an Indiana Corporation, was organized in April 2004 as a holding company for Magnetech Industrial Services, Inc. (“MIS”) and its wholly owned subsidiary Martell Electric, LLC. In 2006, Martell Electric, LLC became a wholly owned subsidiary of MISCOR. MISCOR, with its wholly-owned subsidiaries, is referred to as the “Company”.

MIS, an Indiana corporation, is an Industrial Services company which, through its seven operating facilities, provides maintenance and repair services to the electric motor industry, repairs and manufactures industrial lifting magnets, provides engineering and repair services for electrical power distribution systems within industrial plants and commercial facilities, provides on-site services related to all services offered by MIS, and provides custom and standardized training in the area of industrial maintenance.

Martell Electric, LLC, provided electrical contracting services to institutions and commercial businesses.

HK Engine Components (“HKEC”) is a diesel engine components business comprised of two operating facilities, manufactures and remanufactures power assemblies for large diesel engines used in the rail, marine and power industries. HKEC also engineers, manufactures and sell other related components parts for these large engines. HKEC customers include companies that use, manufacture or distribute diesel engines and related components for the railroad, utilities, maritime and offshore drilling industries.

The Company’s customers are primarily located throughout the United States of America. As of December 31, 2012, the Company operated from nine locations in Alabama, Indiana, Ohio, West Virginia, Maryland, and California.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation

The consolidated financial statements include the accounts of MISCOR and its wholly owned subsidiaries, MIS and HKEC. All significant intercompany balances and transactions have been eliminated.

Reclassifications

Certain amounts from the prior year financial statements have been reclassified to conform to the current year presentation.

Cash equivalents

The Company considers all highly liquid investments with maturities of three months or less from the purchase date to be cash equivalents. The Company did not have any cash equivalents at December 31, 2012 and 2011.

Concentration of credit risk

The Company maintains its cash and cash equivalents primarily in bank deposit accounts. The Federal Deposit Insurance Corporation insures these balances up to certain limits per bank. The Company has not experienced any losses on its bank deposits and management believes these deposits do not expose the Company to any significant credit risk.

MISCOR GROUP, LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

TWO YEARS IN THE PERIOD ENDED DECEMBER 31, 2012

(Amounts in thousands, except share and per share data)

Accounts receivable and allowance for doubtful accounts

The Company carries accounts receivable at sales value less an allowance for doubtful accounts. The Company periodically evaluates accounts receivable and establishes an allowance for doubtful accounts based on a combination of specific customer circumstances, credit conditions and the history of write-offs and collections. The Company evaluates items on an individual basis when determining accounts receivable write-offs. The Company’s policy is not to charge interest on trade receivables after the invoice becomes past due. A receivable is considered past due if payment has not been received within agreed upon invoice terms.

The following is a summary of the allowance for doubtful accounts at December 31,

	2012	2011
Balance at beginning of year	$(136)	$(261)
Charges to expense/(recovery)	71	(58)
Deductions	56	183

Balance at end of year	$(9)	$(136)

Inventory

The Company values inventory at the lower of cost or market. Cost is determined by the first-in, first-out method. The Company periodically reviews its inventories and makes provisions as necessary for estimated obsolescence and slow-moving goods. The amount of such markdown is equal to the difference between cost of inventory and the estimated market value based upon assumptions about future demands, selling prices and market conditions.

Property and equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed over the estimated useful lives of the related assets using the straight-line method. Useful lives of property and equipment are as follows:

Buildings	30 years
Leasehold improvements	Shorter of lease term or useful life
Machinery and equipment	5 to 10 years
Vehicles	3 to 5 years
Office and computer equipment	3 to 10 years

The Company performs reviews for impairment of property and equipment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. An impairment loss is recognized when estimated future cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount. When impairment is identified, the carrying amount of the asset is reduced to its estimated fair value. Assets to be disposed of are recorded at the lower of net book value or fair market value less cost to sell at the date management commits to a plan of disposal.

MISCOR GROUP, LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

TWO YEARS IN THE PERIOD ENDED DECEMBER 31, 2012

(Amounts in thousands, except share and per share data)

Debt issue costs

Costs incurred by the Company to secure senior debt financing are capitalized and amortized, as a charge to interest expense, over the term of the related financing agreement (See Note F, Senior Credit Facility).

With new financing obtained during 2012, the Company wrote off $47 in amortization during 2012 related to the debt issue costs associated with the 2011 refinancing with Wells Fargo.

As of December 31, 2012 and 2011, debt issuance costs were $8 and $47, net of accumulated amortization of $0 and $3, respectively.

Other intangible assets

Other intangible assets, consisting mainly of customer relationships and a technical library, were all determined to have a definite life and are amortized over the shorter of the estimated useful life or contractual life of the these assets, which range from 15 to 20 years. These intangible assets are being amortized under the straight-line method. Intangible assets with definite useful lives are periodically reviewed to determine if facts and circumstances indicate that the useful life is shorter than originally estimated or that the carrying amount of assets may not be recoverable. If such facts and circumstances do exist, the recoverability of intangible assets is assessed by comparing the projected undiscounted net cash flows associated with the related asset or group of assets over their remaining lives against their respective carrying amounts. Impairments, if any, are based on the excess of the carrying amount over the fair value of those assets.

Revenue recognition

Revenue consists primarily of sales and service of industrial magnets, electric motors, electrical power distribution systems, and diesel power assemblies. Product sales revenue is recognized when products are shipped and both title and risk of loss transfer to the customer. Service revenue is recognized when all work is completed and the customer’s property is returned. For services to a customer’s property provided at the Company’s site, property is considered returned when the customer’s property is shipped back to the customer and risk of loss transfers to the customer. For service to a customer’s property provided at the customer’s site, property is considered returned upon completion of work. However, for service sales in which the contract price exceeds $75 and takes longer than 13 weeks to complete, the Company utilizes the percentage of completion methodology for revenue recognition.

Advertising costs

Advertising costs consist mainly of product advertisements and announcements published in trade publications, and are expensed when incurred. Advertising expense was $48 and $41 for the years ended December 31, 2012 and 2011, respectively.

Warranty costs

The Company warrants workmanship after the sale of its products and services, generally for a period of one year. An accrual for warranty costs is recorded based upon the historical level of warranty claims and management’s estimates of future costs.

MISCOR GROUP, LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

TWO YEARS IN THE PERIOD ENDED DECEMBER 31, 2012

(Amounts in thousands, except share and per share data)

Product warranty activity is as follows:

	December 31, 2012	December 31, 2011
Balance at beginning of period	$84	$217
Warranty claims paid	(92)	(64)
Warranty expense (recovery)	171	(69)

Balance at end of period	$163	$84

Income taxes

The Company accounts for income taxes using the asset and liabilities method. The Company classifies interest and penalties, if any, associated with its uncertain tax positions as a component of income tax expense. There were no interest or penalties recorded for the years ended December 31, 2012 and 2011 (See Note I, Income Taxes).

In recording deferred income tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred income tax assets will be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those deferred income tax assets would be realizable. The Company considers the scheduled reversal of deferred income tax liabilities and projected future taxable income for this determination.

The Company is subject to audits by various taxing authorities, and the audits may result in proposed assessments where the ultimate resolution results in the Company owing additional taxes. The Company is required to establish reserves when the Company believes there is uncertainty with respect to certain positions and the Company may not succeed in realizing the tax benefit. The Company believes that its tax return positions are appropriate and supportable under relevant tax law. The Company has evaluated its tax positions for items of uncertainty and has determined that its tax positions are highly certain. The Company believes the estimates and assumptions used to support its evaluation of tax benefit realization are reasonable. Accordingly, no adjustments have been made to the consolidated financial statements for the years ended December 31, 2012 and 2011.

Other income

Other income is predominantly attributed to the recovery in various legal matters and a $100 non-refundable deposit which was recognized as income when a potential buyer of HKEC did not complete a transaction during 2011.

Stock based compensation

The cost of all share-based payments to employees, including grants of employee stock options, are recognized in the financial statements based upon their fair values at grant date, or the date of later modification, over the requisite service period.

Earnings per share

Basic earnings per common share excludes dilution and is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the year. Diluted earnings per common share are computed assuming the conversion of common stock equivalents, when dilutive.

MISCOR GROUP, LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

TWO YEARS IN THE PERIOD ENDED DECEMBER 31, 2012

(Amounts in thousands, except share and per share data)

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant estimates are required in accounting for inventory costing, asset valuations, costs to complete and depreciation. Actual results could differ from those estimates.

New accounting standards

The Company does not expect the adoption of recently issued accounting pronouncements to have a significant impact on the Company’s results of operations, financial position, or cash flow.

NOTE C - INVENTORIES

Inventories consist of the following:

	December 31, 2012	December 31, 2011
Raw materials	$2,457	$2,725
Work-in-progress	1,879	2,144
Finished goods	1,431	1,304

	$5,767	$6,173

NOTE D - PROPERTY AND EQUIPMENT

Property and equipment consists of the following at December 31:

	2012	2011
Land and Buildings	$1,815	$1,800
Leasehold Improvements	620	499
Machinery and Equipment	8,972	8,624
Construction in Progress	308	232
Vehicles	959	927
Office and Computer Equipment	2,482	2,395

	15,156	14,477
Less: Accumulated Depreciation	(10,221)	(9,017)

	$4,935	$5,460

Depreciation expense was $1,246 and $1,591 for years ended December 31, 2012 and 2011, respectively.

MISCOR GROUP, LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

TWO YEARS IN THE PERIOD ENDED DECEMBER 31, 2012

(Amounts in thousands, except share and per share data)

NOTE E – OTHER INTANGIBLE ASSETS

Other intangible assets consist of a technical library and customer relationships, and are reported net of accumulated amortization. The Company amortizes the cost of intangible assets over their expected useful lives which range from 15 to 20 years. The Company does not believe there is any significant residual value associated with intangible assets. Other intangible assets consist of the following:

		December 31, 2012			December 31, 2011
	Estimated Useful Lives (in Years)	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
Customer Relationships	15-20	$7,722	$(1,958)	$5,764	$7,722	$(1,572)	$6,150
Technical Library	20	700	(178)	522	700	(145)	555

Total		$8,422	$(2,136)	$6,286	$8,422	$(1,717)	$6,705

Amortization of intangible assets was $419 and $430 for the years ended December 31, 2012 and 2011, respectively.

The estimated future amortization expense related to intangible assets at December 31, 2012 is as follows:

Years Ending December 31,
2013	$421
2014	421
2015	421
2016	421
2017	421
Thereafter	4,181

Total	$6,286

NOTE F – SENIOR CREDIT FACILITY

Senior credit Facility with PNC Bank

On December 24, 2012, the Company executed the Loan Agreement and Security Agreement (“PNC credit facility”) with its new primary lender, PNC Bank, National Association ( “PNC”). There are two components to the PNC credit facility: A Committed Line of Credit Note (“Line of Credit”) and a Term Note.

The Line of Credit allows for borrowings up to the lesser of (a) $6,500 or (b) the sum of 85% of eligible accounts receivable and 50% of eligible inventory. Additionally, the Line of Credit allows for Letter(s) of Credit in the aggregate at any time outstanding not to exceed $1,500. The Line of Credit bears interest at a rate per annum equal to the Daily LIBOR Rate plus the applicable “LIBOR Margin” as set based on certain metrics (effectively 2.96% at December 31, 2012). At December 31, 2012, $3,722 is outstanding on the Line of Credit, with $2,379 of availability on the Line of Credit.

The Term Note is for the amount of $2,500, together with interest accruing on the outstanding principal balance from December 24, 2012. This loan is collateralized by various real estate and equipment. The Term Note bears interest at a rate per annum equal to the Daily LIBOR Rate plus the applicable “LIBOR Margin” as set based on certain metrics (effectively 3.21% at December 31, 2012).

The Company is obligated to make equal monthly installments of $42, commencing on January 24, 2013, and continuing on the same day of each month thereafter. Interest shall be payable at the same time as the principal payments. Any outstanding principal and accrued interest shall be due and payable in full on December 24, 2017.

MISCOR GROUP, LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

TWO YEARS IN THE PERIOD ENDED DECEMBER 31, 2012

(Amounts in thousands, except share and per share data)

The provisions of the PNC credit facility include a lock-box arrangement and certain provisions that could potentially be interpreted as a subjective acceleration clause. More specifically, PNC, in its reasonable credit judgment, can assess additional reserves to the borrowing base calculation or reduce the advance rate against accounts receivable and inventories to account for changes in the nature of the Company’s business that alters the underlying base borrowing calculation. The reserve requirements may result in an over-advance borrowing position that could require an accelerated repayment of the over-advance portion. The Company does not anticipate any changes in its business practices that would result in any material adjustments to the borrowing base calculation. However, management cannot be certain that additional reserves will not be assessed by PNC to the borrowing base calculation. As a result, the Company classifies borrowings under the revolving note as a short-term obligation.

The Company paid a closing fee of $4 on the Line of Credit and a closing fee of $4 on the Term Note.

Senior credit facility with Wells Fargo – Terminated December 24, 2012

As of December 31, 2012, the Company no longer has a $5,000 secured revolving credit agreement (“WFB credit agreement”) with Wells Fargo Bank National Association (“Wells Fargo”). Borrowings under the WFB credit agreement were paid off with initial funding under the PNC credit facility. Interest under the WFB credit agreement was due monthly at LIBOR plus 3.50% (effectively 3.81% at December 24, 2012). The WFB credit agreement was amended several times over its term to adjust interest rates, maturity dates and covenants. The Company paid interest expense of approximately $156 for the year ended December 31, 2012, including debt issue cost amortization of $47. For the year ended December 31, 2011, the Company paid interest expense of approximately $211, including debt issue costs amortization of $3.

Additionally, under a machinery and equipment term loan (“M&E Loan”) with Wells Fargo, the Company has outstanding $0 at December 31, 2012 and $972 at December 31, 2011. Under the loan agreement, the Company made monthly installments of $27 plus interest. The Company paid interest expense of approximately $43 and $18 for the years ended December 31, 2012 and 2011, respectively. This loan was paid off early with initial funding under the PNC credit facility.

Covenants

Terms of the PNC Credit Facility require the Company to meet two financial covenants:

•

Maintain as of the end of each fiscal quarter, on a rolling four quarters basis, a ratio of Funded Debt to EBITDA of less than or equal to 2.50 to 1.00 at close and at December 31, 2012; and 2.25 to 1.00 at December 31, 2013 and thereafter,

•	Maintain as of the end of each fiscal quarter, on a rolling four quarters basis, a Fixed Charge Coverage Ratio of greater than or equal to 1.25 to 1.00.

As part of this agreement, certain bank covenants have been put into effect. In the event the Company is unable to attain the results established in the bank covenants, the Company may have future debt covenant violations and the lender could claim a default and demand repayment. If PNC demands immediate repayment of the outstanding borrowings under the credit agreement; currently, the Company may not have the means to repay or refinance the amounts that would be due. If demanded, and if the Company was unable to repay or refinance the amounts due under the credit agreement, PNC could exercise its remedies there under, including foreclosing on substantially all assets, which the Company has pledged as collateral to secure obligations under the credit agreement. As of December 31, 2012, the Company is not in violation of any covenants with PNC.

MISCOR GROUP, LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

TWO YEARS IN THE PERIOD ENDED DECEMBER 31, 2012

(Amounts in thousands, except share and per share data)

NOTE G – LONG-TERM DEBT

Long-term debt consists of the following:

	December 31,	December 31,
	2012	2010
Term Note, as described above (See Note F - Senior Credit Facility)	$2,500	$—
Note payable to bank in monthly installments of $3 through November 16, 2014, plus interest at 8% secured by a security interest in certain equipment	63	94
Three notes payable to John Martell (the Company’s chairman) and BDeWees, Inc. and Xgen III, Ltd. (prior owners of acquired business) payable monthly at varying interest rates (effectively 7.5%, 10.5% and 10.5%, respectively, as of December 31, 2011) and due in 2013. Paid off early with intial funding from the PNC credit facility.	—	3,982
Machinery and equipment loan described above (See Note F - Senior Credit Facility)	—	972
Capital lease obligations	944	977

	3,507	6,025
Less: current portion	1,478	1,484

	$2,029	$4,541

See Note K, Related Party Transactions.

Capital lease obligations

The Company leases certain equipment under agreements that are classified as capital leases. The following is a summary of assets under capital leases:

	December 31,	December 31,
	2012	2011
Machinery and equipment	$746	$746
Vehicles and trailers	84	84
Computer equipment and software	240	240
Furniture and office equipment	91	91
Less accumulated depreciation	(713)	(541)

	$448	$620

MISCOR GROUP, LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

TWO YEARS IN THE PERIOD ENDED DECEMBER 31, 2012

(Amounts in thousands, except share and per share data)

Minimum future lease payments required under capital leases as of December 31, 2012 are:

Year Ending December 31,	Amount
2013	$1,050
Less imputed interest	(106)

Present value of net minimum lease payments	$944

Maturities of long term debt

Aggregate maturities of long term debt, including capital leases, subsequent to December 31, 2012 are as follows:

Years Ending December 31,	Amount
2013	$1,478
2014	529
2015	500
2016	500
2017	500

$3,507

Following is a summary of interest expense for the years ended December 31, 2012 and 2011:

	Years ended December 31,
	2012	2011
Interest expense on principal	$690	$966
Amortization of debt issue costs	47	3

	$737	$969

MISCOR GROUP, LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

TWO YEARS IN THE PERIOD ENDED DECEMBER 31, 2012

(Amounts in thousands, except share and per share data)

Warrants associated with debt

The Company has outstanding warrants to purchase common stock. These warrants were issued in connection with certain financing transactions initiated prior to 2006, are all currently exercisable and have standard anti-dilution features. A summary of the Company’s warrant activity in 2012 and 2011 follows:

	Number of Warrant Shares	Weighted-Average Exercise Price
Outstanding at January 1, 2011	308,197	$8.28
Granted	—	—
Exercised	—	—
Forfieted	—	—

Outstanding at December 31, 2011	308,197	$8.28
Granted	—	—
Exercised	—	—
Forfieted	(300,118)	(8.50)

Outstanding at December 31, 2012	8,079	$0.25

The following table summarizes information about the outstanding warrants as of December 31, 2012:

Exercise Price	Number of Warrant Shares	Weighted-Average Remaining Contractual Life (Years)
$ 0.25	8,079	0.42

NOTE H – STOCK BASED COMPENSATION

2005 Stock Option Plan

In August 2005, the board of directors adopted the 2005 Stock Option Plan (the “Plan”). The Plan provides for the grant of up to 80,000 shares of Incentive Stock Options (“ISO”), within the meaning of Section 422 of the Internal Revenue Code, or non-statutory stock options (“NQSO”) to the Company’s executive employees who are materially responsible for the management and operation of its business, and to the Company’s directors. In February 2008, the board of directors adopted an amendment to the Plan to increase the number of shares available under the Plan to 200,000. These options, which expire in five years after grant date, are exercisable in 25% cumulative increments on and after the first four anniversaries of their grant date. The exercise price of the ISOs and NQSOs granted under the Plan must be at least equal to 100% of the fair market value of the common stock of the Company at the date of grant. Also, ISOs may be granted to persons owning more than 10% of the voting powers of all classes of stock, at a price no lower than 110% of the fair market value of the common stock at the date of grant.

During 2011, no options were granted under the Plan. During 2012, options to acquire 31,000 shares of common stock were granted under the Plan. As of December 31, 2012, options to acquire a total of 220,000 options have been granted to participants, of which 138,000 have been forfeited or exercised, leaving 118,000 shares available for future option grants under the Plan.

The fair value of the options granted was estimated using the Black-Scholes valuation model. The Company has elected to use the simplified method of determining the expected term since it does not have sufficient historical exercise data to provide a reasonable basis upon which to estimate expected term. The computation of expected volatility for stock-based awards is based on the historical volatility of comparable companies from a representative peer group selected based on industry and market capitalization data. The risk-free interest rates for the periods within the expected life of the option are based on the U.S. Treasury yield in effect at the date of the option grant. No dividend yield is assumed as

MISCOR GROUP, LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

TWO YEARS IN THE PERIOD ENDED DECEMBER 31, 2012

(Amounts in thousands, except share and per share data)

the Company does not expect to pay dividends. The Company recorded compensation cost based on the grant date fair value of each option award. The total cost of each grant is recognized on a straight line basis over the four year period during which the employees are required to provide services in exchange for the award – the requisite service period.

The following table summarizes the weighted-average assumptions that were used to value the Company’s option grants along with the weighted-average fair value of options awards for 2012:

Expected volatility	48.89%
Risk free interest rate	0.60%
Expected term	3.75 years
Vesting period	4 years
Contractual term	5 years
Weighted average fair value	$0.11

The Company recorded compensation expense related to stock options of $2 and $0 for the years ended December 31, 2012 and 2011, respectively.

The activity in the Company’s stock option plan for the years ended December 31, 2012 and 2011 is as follows:

2012
	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value in 000’s
Outstanding at beginning of year	53,000	$0.76

Granted	31,000	$0.35		$4
Exercised	—	$—		$—
Forfeited	(2,000)	$5.38		$—

Outstanding at December 31, 2012	82,000	$0.47	2.69	$13

Vested and Exercisable at December 31, 2012	31,472	$0.62	1.36	$9

2011
	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at beginning of year	72,200	$2.19

Granted	—	$—		$—
Exercised	—	$—		$—
Forfeited	(19,200)	$6.15		$—

Outstanding at December 31, 2011	53,000	$0.76	3.31	$—

Vested and Exercisable at December 31, 2011	14,500	$1.30	2.36	$—

2005 Restricted Stock Purchase Plan

In August 2005, the board adopted the 2005 Restricted Stock Purchase Plan. The plan provides for the grant of offers to purchase up to 100,000 shares of restricted stock to the Company’s directors, officers and key employees. During 2012, the Company issued 12,000 shares of restricted stock to officers and key employees. As of December 31, 2012, 78,000 shares remain available to be issued.

MISCOR GROUP, LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

TWO YEARS IN THE PERIOD ENDED DECEMBER 31, 2012

(Amounts in thousands, except share and per share data)

A participant may not transfer shares acquired under the plan except in the event of the sale or liquidation of the Company. If within three years after shares are acquired under the plan, a participant terminates employment for any reason other than death, disability, retirement or good reason, the Company is required to purchase the participant’s shares for the same price the participant paid. If the participant terminates employment after three years or as a result of death, disability or retirement or for good reason, the Company is required to purchase the shares for a price equal to their fair market value.

Activity in the Company’s restricted stock plan for the years ended December 31, 2012 and 2011 is as follows:

	2012		2011
	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value
Non-vested at Beginning of Year	10,000	$0.35	12,000	$1.33
Granted	12,000	0.39	—	—
Vested	—	—	—	—
Forfeited	—	—	(2,000)	6.23

Non-vested at End of Year	22,000	$0.37	10,000	$0.35

No restricted stock is vested as of December 31, 2012.

The issuance of restricted stock is intended to lock-up key employees for a three year period. Restricted stock was valued based on the closing price of the Company’s common stock on the date of the grant, and the related expense is amortized on a straight line basis over the three year term of the restriction period.

NOTE I - INCOME TAXES

Deferred income taxes result primarily from net operating loss (“NOL”) carryforwards and temporary differences in the bases of certain assets and liabilities for financial and income tax reporting purposes. Significant components of the Company’s deferred tax assets and liabilities are as follows:

	December 31,
	2012	2011
Deferred Tax Assets:
Net Operating Loss Carryforwards	$6,866	$7,418
Capital Loss Carryforwards	2,432	2,432
Tax Credit Carryforwards	131	124
Accounts Receivable	4	55
Inventory	361	431
Warranty Reserve	65	34
Property, Equipment and Intangibles	1,176	1,451
Accrued Expenses and Other	—	17

Total Gross Deferred Tax Assets	11,035	11,962
Valuation Allowance	(9,093)	(11,962)

	$1,942	$—

MISCOR GROUP, LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

TWO YEARS IN THE PERIOD ENDED DECEMBER 31, 2012

(Amounts in thousands, except share and per share data)

The significant elements contributing to the differences between the United States federal statutory tax rate and the Company’s effective tax rate are as follows:

	December 31,
	2012	2011
Statutory U.S. federal income tax rate	34.0%	34.0%
State taxes, net of federal benefit	5.6%	5.6%
Permanent differences	1.3%	8.5%
Change in valuation allowance	-121.4%	-48.1%

Effective tax rate	-80.5%	0.0%

At December 31, 2012, there are $17,164 in tax NOL carryforwards available to the Company, which expire at various dates from 2023 through 2030. At December 31, 2012, the Company had unused capital loss carryforwards of $6,080 available to be applied against future capital gains that expire in 2015. In addition, at December 31, 2012 unused work opportunity credits of $124 and employers affected by hurricanes credits of $7 were available to be applied against future income taxes that expire from 2026 to 2029.

The Company had previously recorded valuation allowances on all of its net deferred income tax assets, tax credit carryforwards, and NOL carryforwards as it was not more likely than not that a future benefit would be realized. By the end of 2012, the cumulative taxable losses were offset by recent operating performance, which included positive taxable income for both 2011 and 2012. The improvement in profitability has been driven by the complete refinancing of the Company’s debt with significant reductions in borrowing costs and improved operational performance through restructuring and cost control. The Company concluded that the trend in earnings, the elimination of substantial costs through the restructuring, and its aligned cost structures results in the more likely than not realization of certain of the deferred future benefits. Due to economic uncertainty beyond the immediate future, the Company has only reversed $1,942 of the valuation allowance, which the Company reasonably estimates to be realizable in 2013.

For the year ended December 31, 2012, there was current income tax expense of $79, due to alternative minimum tax NOL limitations. For the year ended December 31, 2011, there was no current income tax expense.

The Company did not identify any uncertain tax positions taken or expected to be taken in a tax return which would require adjustment to the consolidated financial statements. The Company is subject to U.S. federal income tax as well was income tax in multiple state and local jurisdictions. Currently, no federal or state or local income tax returns are under examination. The tax years 2008 through 2012 remain open to examination by the major taxing jurisdictions to which the Company is subject.

NOTE J – OPERATING LEASE COMMITMENTS

The Company leases its Hammond, Indiana, and Boardman, Ohio facilities from companies controlled by its Chairman under agreements expiring in August 2015. Renewal options are available for each property. The Company leases the Hagerstown, Maryland facility from a partnership, one partner of which is an officer of HKEC, under an agreement expiring in July 2016. The Company leases the Massillon, Ohio facility from a partnership, one partner of which is a former officer of MIS, under an agreement expiring in November 2017. The Company leases its Merrillville, Indiana, Huntington, West Virginia, and Visalia, California facilities from unrelated parties under agreements expiring before November 2016. Total rent expense for all facility leases was approximately $1,388 and $1,226 for the years ended December 31, 2012 and 2011, respectively, including $968 and $1,020, respectively to related parties.

MISCOR GROUP, LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

TWO YEARS IN THE PERIOD ENDED DECEMBER 31, 2012

(Amounts in thousands, except share and per share data)

The Company leased a facility in South Bend for its previous corporate offices from its Chairman of the Board and stockholder. This lease expired in August 2012. As a result of the closure and relocation of the corporate office to Massillon in 2010, the Company no longer uses this office space.

The Company also leases other manufacturing and office equipment and vehicles under operating leases with varying terms expiring through April 2017. Total rent expense under these leases was approximately $446 and $401 for years ended December 31, 2012 and 2011, respectively.

Future minimum lease payments required under the operating leases in effect as of December 31, 2012 are as follows, including $3,244 due to affiliates over the indicated years:

Years Ending December 31,
2013	$1,528
2014	1,504
2015	1,388
2016	999
2017	679

$6,098

NOTE K - RELATED PARTY TRANSACTIONS

As described in Note F – Senior Credit Facility, the Company retired three subordinated notes due to related parties in late 2012 with initial funding under the PNC credit facility. Outstanding aggregate balances on these notes were $2,180 and $3,982 as of December 24, 2012 and December 31, 2011, respectively. Interest expense related to these notes was $354 and $596 for the years ended December 31, 2012 and 2011, respectively.

See Note J – Operating Lease Commitments regarding related party leases.

NOTE L – FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy distinguishes between (1) market participant assumptions developed based on market data obtained from independent sources (observable inputs) and (2) an entity’s own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The fair value hierarchy consists of three broad levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

•	Level 1—Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

•

Level 2—Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability (e.g., interest rates); and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

•	Level 3—Inputs that are both significant to the fair value measurement and unobservable.

MISCOR GROUP, LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

TWO YEARS IN THE PERIOD ENDED DECEMBER 31, 2012

(Amounts in thousands, except share and per share data)

Assets measured at fair value

The Company’s non-financial assets, such as intangible assets and property and equipment, are measured at fair value when an impairment charge is recorded. Such impairment charges incorporate fair value measurements based on Level 3 inputs. No impairment indicators existed for the years ended December 31, 2012 and 2011.

Cash, accounts receivable, accounts payable and accrued expenses

The carrying amounts of these items are a reasonable estimate of their fair values (generally based on Level 3 inputs) because of the current maturities of these instruments.

Debt

As of December 31, 2012, rates currently available to the Company for long-term borrowings with similar terms and remaining maturities are used to estimate the fair value of existing borrowings at the present value of expected cash flows. Interest rates associated to the Company’s debt are now at variable rates, based on market rates, thus the debts fair value (generally based on Level 3 inputs) approximates its carrying value.

NOTE M - RETIREMENT PLANS

In connection with its collective bargaining agreements with various unions, the Company does not participate with other companies in the unions’ multi-employer pension plans. In 2002, the Company adopted two defined contribution profit-sharing plans covering substantially all of its full-time employees. The plans contain deferred-salary arrangements under Internal Revenue Code Section 401(k). One plan is for all employees not covered under collective bargaining agreements. Employer contributions may be made at the discretion of the board of directors. Under the second plan, which is for all employees covered by collective bargaining agreements, there is no provision for employer contributions. A particular subsidiary adopted a defined contribution profit-sharing plan covering substantially all of its full-time employees. The plan contains deferred-salary arrangements under Internal Revenue Code Section 401(k). Employer contributions may be made at the discretion of the board of directors. During the years ended December 31, 2012 and 2011, the Company contributed $26 and $0, respectively.

NOTE N - CONCENTRATIONS OF CREDIT RISK

Customers

The Company grants credit, generally without collateral, to its customers, which are primarily in the steel, metal working, scrap, rail services and power industries. Consequently, the Company is subject to potential credit risk related to changes in economic conditions within those industries. However, management believes that its billing and collection policies are adequate to minimize the potential credit risk. At December 31, 2012 and 2011, approximately 36% and 25% of gross receivables were due from entities in the rail industry, 22% and 36% of gross accounts receivable were due from entities in the steel, metal working and scrap industries, and 6% and 10% of gross receivables were due from entities in the power industry. At December 31, 2012 and December 31, 2011, one customer accounted for 13% of gross accounts receivable. Two customers accounted for 18% and 17%, respectively, of sales for the year ended December 31, 2012 and one customer accounted for 21% of sales for the year ended December 31, 2011.

MISCOR GROUP, LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

TWO YEARS IN THE PERIOD ENDED DECEMBER 31, 2012

(Amounts in thousands, except share and per share data)

NOTE O - COMMITMENTS AND CONTINGENCIES

Collective bargaining agreements

At December 31, 2012 and 2011, approximately 12% and 14% of the Company’s employees were covered by a multi-employer collective bargaining agreement which expires in December 2014.

Potential lawsuits

The Company is involved in disputes or legal actions arising in the ordinary course of business. Management does not believe the outcome of such legal actions will have a material adverse effect on the Company’s financial position or results of operations.

Employment agreements

On June 18, 2010, the Company entered into an employment agreement with its newly appointed President and CEO, Michael P. Moore. The agreement was for an initial one-year term, subject to earlier termination as provided in the agreement. At each contract year-end, the agreement will automatically renew for successive one-year periods unless either party, at least three months before the end of the initial term or any renewal term, requests termination or renegotiation of the agreement. The employment agreement provides for certain benefits to the executive if employment is terminated by the Company for cause, by the executive with good reason, or due to death or disability. The benefits include continuation of the executive’s base salary for six months, any earned but unpaid profit-sharing or incentive bonus, stock option and company-paid health insurance for six months.

MISCOR GROUP, LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

TWO YEARS IN THE PERIOD ENDED DECEMBER 31, 2012

(Amounts in thousands, except share and per share data)

NOTE P – SEGMENT INFORMATION

The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies in Note B. The Company evaluates the performance of its reportable segments based on net income or loss. Summarized financial information concerning the Company’s reportable segments as of and for the years ended December 31, 2012 and 2011 is shown in the following tables:

2012	Industrial Services	Rail Services	Corporate	Intersegment Eliminations	Year ended December 31, 2012 Consolidated
External revenue:
Service revenue	$27,990	$—	$—	$—	$27,990
Product sales	4,184	17,528	—	—	21,712
Deprecation included in the cost of revenues	908	182	—	—	1,090
Gross profit	6,578	5,292	—	—	11,870
Other depreciation & amortization	464	2	109	—	575
Interest expense	139	7	591	—	737
Net income (loss)	(250)	3,238	1,188	—	4,176
Total assets	18,951	4,681	2,813	—	26,445
Capital expenditures	493	206	50	—	749

2011	Industrial Services	Rail Services	Corporate	Intersegment Eliminations	Year ended December 31, 2011 Consolidated
External revenue:
Service revenue	$30,651	$—	$—	$—	$30,651
Product sales	3,198	12,038	—	—	15,236
Deprecation included in the cost of revenues	1,066	361	—	—	1,427
Gross profit	6,720	2,724	—	—	9,444
Other depreciation & amortization	474	3	120	—	597
Interest expense	134	9	826	—	969
Net income (loss)	44	1,264	(654)	—	654
Total assets	20,396	3,643	745	—	24,784
Capital expenditures	134	8	137	—	279

NOTE Q – SUPPLEMENTAL DISCLOSURES ON NON-CASH FINANCING ACITIVITIES

	Years ended December 31,
	2012	2011
Reduction of note payable through offset of receivable from a related party	$—	$379

NOTE R – INCOME PER SHARE

The following table details the computation of basic and diluted earnings per common share for the years presented:

	December 31,
	2012	2011
Net income	$4,176	$654
Weighted-average common shares outstanding (basic)	11,785,750	11,785,826
Effect of dilutive securities from equity awards	264,750	—

Weighted-average common shares outstanding (diluted)	12,050,500	11,785,826
Basic earnings per common share	$0.35	$0.06

Dilutive earnings per common share	$0.35	$0.06

The weighted-average common shares outstanding (diluted) computation is not impacted during any period where the exercise price of a stock option is greater than the average market price because their effects were anti-dilutive. Excluded from the computation of diluted earnings per share are 1,000 stock options for the year ended December 31, 2012 and 53,000 stock options and 308,197 warrants for the year ended December 31, 2011.

MISCOR GROUP, LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

TWO YEARS IN THE PERIOD ENDED DECEMBER 31, 2012

(Amounts in thousands, except share and per share data)

NOTE S – SUBSEQUENT EVENT

As previously disclosed on the Company’s current report on Form 8-K filed with the Securities and Exchange Commission on March 13, 2013, the Company entered into a plan of merger by and among Integrated Electrical Services, Inc. (“IES”) and the Company, dated as of March 13, 2013 (the “Merger Agreement”), whereby the Company will merge with and into IES, with IES as the surviving entity. Stockholders of the Company will have the right to elect to receive a guaranteed $1.415 per share or have their shares converted to shares of IES or a mix of cash consideration and stock consideration, depending on whether certain conditions are met.

[back cover page]

DEALER PROSPECTUS DELIVERY OBLIGATION

Until — (90 days from the date of this prospectus), all dealers that effect transactions in these securities, whether or not participants in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the estimated expenses in connection with the issuance and distribution of the securities being registered, all of which are being borne by the registrant. All the amounts shown are estimated except the SEC registration fee.

Securities and Exchange Commission registration fee *	$523
Accounting fees and expenses	$10,000
Legal fees and expenses	$30,000
Blue sky fees and expenses	$20,000
Printing fees and expenses	$2,500
Transfer agent fees and expenses	$150
Miscellaneous	$5,000

Total	$68,173

*	The registrant paid this amount in conjunction with the pre-effective filing of this Registration Statement on December 21, 2012 with $590 in fees carried forward, pursuant to Rule 457(p) under the Securities Act, from the registration fee associated with another registration statement (Reg. No. 333-154649) that the registrant withdrew through the filing of a Form RW on that same day.

Item 14. Indemnification of Directors and Officers

Chapter 37 of the IBCL authorizes every Indiana corporation to indemnify its officers and directors under certain circumstances against liability incurred in connection with proceedings to which the officers or directors are made parties by reason of their relationships to the corporation. Officers and directors may be indemnified when they have acted in good faith, the action taken was not against the interests of the corporation, and the action was lawful or there was no reason or cause to believe the action was unlawful. Chapter 37 of the IBCL also requires every Indiana corporation to indemnify any of its officers or directors (unless limited by the articles of incorporation of the corporation) who were wholly successful, on the merits or otherwise, in the defense of any such proceeding, against reasonable expenses incurred in connection with the proceeding. A corporation may also, under certain circumstances, pay for or reimburse the reasonable expenses incurred by an officer or director who is a party to a proceeding in advance of final disposition of the proceeding.

The registrant’s articles of incorporation require the registrant to indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, and whether formal or informal (an “Action”), by reason of the fact that he or she is or was a director, officer, employee, or agent of the registrant or is or was serving at the registrant’s request as a director, officer, partner, member, manager, trustee, employee, or agent of another entity against expenses, including attorneys’ fees, judgments, settlements, penalties, and fines actually or reasonably incurred by him or her in connection with an Action if such person acted in good faith and in a manner he or she reasonably believed, in the case of conduct in his or her official capacity, was in the registrant’s best interests and, in all other cases, was not opposed to the registrant’s best interests and, with respect to any criminal action or proceeding, if he or she either had reasonable cause to believe his or her conduct was lawful or no reasonable cause to believe his or her conduct was unlawful.

The registrant maintains liability insurance for its directors and officers.

Item 15. Recent Sales of Unregistered Securities

The Company has not issued or sold any securities since January 1, 2010, which were not registered under the Securities Act.

Item 16. Exhibits

(a)	Exhibits

Exhibit Number	Description

2.1	Agreement and Plan of Merger, dated as of March 13, 2013, by and among Integrated Electrical Services, Inc., the Registrant, and IES Subsidiary Holdings, Inc. (incorporated by reference to Exhibit 2.1 to the Registrant’s Current Report on Form 8-K filed on March 13, 2013)

3.1a	Amended and Restated Articles of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1 to the Registrant’s Registration Statement on Form S-1 (Reg No. 333-129354) filed on November 1, 2005)

Exhibit Number	Description

3.1b	Articles of Amendment to the Registrant’s Amended and Restated Articles of Incorporation, effective January 14, 2008 (incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed on January 14, 2008)

3.1c	Articles of Amendment to the Registrant’s Amended and Restated Articles of Incorporation, effective February 8, 2008 (incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed on February 13, 2008)

3.2	Amended and Restated Code of By-Laws of the Registrant (incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed on July 28, 2009)

4.1	Specimen Certificate of Common Stock (incorporated by reference to Exhibit 4.1 to the Registrant’s Form S-1/A (Reg. No. 333-129354) filed on December 30, 2005)

4.2	Warrant Agreement, Form of Joinder Agreement and Form of Common Stock Purchase Warrant issued to Designees of Strasbourger Pearson Tulcin Wolff Incorporated pursuant to Placement Agency Agreement dated April 26, 2004 (incorporated by reference to Exhibit 4.2 to the Registrant’s Registration Statement on Form S-1 (Reg. No. 333-129354) filed on November 1, 2005)

4.3	Form of Common Stock Purchase Warrant issued to Designees of Strasbourger Pearson Tulcin Wolff Incorporated pursuant to Placement Agency Agreement dated January 25, 2005 (incorporated by reference to Exhibit 4.3 to the Registrant’s Registration Statement on Form S-1 (Reg. No. 333-129354) filed on November 1, 2005)

4.4a	Promissory Note dated January 1, 2004 issued by Magnetech Industrial Services, Inc. to John A. Martell (incorporated by reference to Exhibit 4.11 to the Registrant’s Registration Statement on Form S-1 (Reg. No. 333-129354) filed on November 1, 2005)

4.4b	Amendment to Promissory Note dated April 14, 2009 issued by the Registrant (assignee of Magnetech Industrial Services, Inc.) to John A. Martell (incorporated by reference to Exhibit 4.11a of the Registrant’s Annual Report on Form 10-K filed on April 15, 2009)

4.5	Conversion Option dated September 12, 2005 among John A. Martell, Magnetech Industrial Services, Inc. and the Registrant (incorporated by reference to Exhibit 4.12 to the Registrant’s Registration Statement on Form S-1 (Reg. No. 333-129354) filed on November 1, 2005)

4.6	Amendment to Conversion Option dated November 28, 2007, by and among the Registrant, Magnetech Industrial Services, Inc., and John A. Martell (incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K filed by the Registrant on December 5, 2007)

4.7	Form of Registration Rights Agreement between the Registrant and the Purchasers scheduled therein, made pursuant to Stock Purchase Agreement with the Registrant (incorporated by reference to Exhibit 4.13 to the registrant’s Registration Statement on Form S-1 (Reg. No. 333-129354) filed on November 1, 2005)

4.8	Registration Rights Agreement dated August 24, 2005 between the Registrant and Laurus Master Fund, Ltd. (incorporated by reference to Exhibit 4.15 to the Registrant’s Registration Statement on Form S-1 (Reg. No. 333-129354) filed on November 1, 2005)

4.9	Common Stock Purchase Warrant dated May 31, 2006 issued by Registrant to Laurus Master Fund, Ltd. (incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K filed by the registrant on June 6, 2006)

4.10a	Registration Rights Agreement dated May 31, 2006 between the Registrant and Laurus Master Fund, Ltd. (incorporated by reference to Exhibit 4.4 to the Registrant’s Current Report on Form 8-K filed on June 6, 2006)

4.10b	Amendment dated July 31, 2006, to Registration Rights Agreement dated May 31, 2006, between the Registrant and Laurus Master Fund, Ltd. (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on August 4, 2006)

4.10c	Amendment dated August 30, 2006, to Registration Rights Agreement dated May 31, 2006, between the Registrant and Laurus Master Fund, Ltd. (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on August 31, 2006)

4.11*	Securities Purchase Agreement, dated January 18, 2007, by and among MISCOR Group, Ltd., Tontine Capital Partners, L.P. and Tontine Capital Overseas Master Fund, L.P. (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on January 22, 2007)

4.12	Registration Rights Agreement, dated January 18, 2007, by and among MISCOR Group, Ltd., Tontine Capital Partners, L.P. and Tontine Capital Overseas Master Fund, L.P. (incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K filed on January 22, 2007)

4.13	Irrevocable Proxy of John Martell (incorporated by reference to Exhibit 99.1 to the Registrant’s Current Report on Form 8-K filed on January 22, 2007)

4.14	Restated Irrevocable Proxy of John A. Martell (incorporated by reference to Exhibit 99.2 to the Registrant’s Current Report on Form 8-K filed on December 5, 2007)

5.1**	Ulmer & Berne LLP opinion regarding validity

10.1	Lease, commencing March 1, 2002, between JAM Hutson Properties, LLC and Magnetech Industrial Services, Inc. (incorporated by reference to Exhibit 10.17 to the registrant’s Registration Statement on Form S-1 (Reg. No. 333-129354) filed on November 1, 2005)

Exhibit Number	Description

10.2@	2005 Stock Option Plan of the Registrant (incorporated by reference to Exhibit 10.18 to the registrant’s Registration Statement on Form S-1 (Reg. No. 333-129354) filed on November 1, 2005)

10.3@	Form of Stock Option Agreement under 2005 Stock Option Plan (incorporated by reference to Exhibit 10.19 to the Registrant’s Registration Statement on Form S-1 (Reg. No. 333-129354) filed on November 5, 2005)

10.4a@	2005 Restricted Stock Purchase Plan of the Registrant (incorporated by reference to Exhibit 10.20 to the Registrant’s Registration Statement on Form S-1 (Reg. No. 333-129354) filed on November 5, 2005)

10.4b@	Amendment to the MISCOR 2005 Restricted Stock Purchase Plan, effective March 22, 2008 (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on February 13, 2008)

10.5*	Securities Purchase Agreement dated November 30, 2007, by and among Tontine Capital Partners, L.P., Tontine Capital overseas Master Fund, L.P., and the Registrant (incorporated by reference to Exhibit 10.4 to the Registrant’s Current Report on Form 8-K filed on December 5, 2007)

10.6	Amended and Restated Registration Rights Agreement dated November 30, 2007, by and among the Registrant, Tontine Capital Partners, L.P., and Tontine Capital Overseas Master Fund, L.P. (incorporated by reference to Exhibit 10.5 to the Registrant’s Current Report on Form 8-K filed on December 5, 2007)

10.7@	Amendment No. 1 to Employment Agreement dated February 3, 2010, between John A. Martell and the Registrant (incorporated by reference to Exhibit 10.6 to the Registrant’s Current Report on Form 8-K filed on February 9, 2010)

10.8@	Employment Agreement dated June 14, 2010 (and effective as of June 14, 2010), between the Registrant and Michael P. Moore (incorporated by reference to Exhibit 99.1 to the Registrant’s Current Report onForm 8-K filed on June 18, 2010)

10.9	Loan Agreement, dated December 24, 2012, between the Registrant and PNC Bank, National Association (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on December 28, 2012)

10.10	Committed Line of Credit Note, dated December 24, 2012, issued by the Registrant., payable to PNC Bank, National Association (incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K filed on December 28, 2012)

10.11	Term Note, dated December 24, 2012, issued by the Registrant, payable to PNC Bank, National Association (incorporated by reference to Exhibit 10.3 to the Registrant’s Current Report on Form 8-K filed on December 28, 2012)

10.12	Security Agreement, dated December 24, 2012, issued by the Registrant, to PNC Bank, National Association (incorporated by reference to Exhibit 10.4 to the Registrant’s Current Report on Form 8-K filed on December 28, 2012)

10.13	Security Agreement, dated December 24, 2012, issued by HK Engine Components, LLC, to PNC Bank, National Association (incorporated by reference to Exhibit 10.6 to the Registrant’s Current Report on Form 8-K filed on December 28, 2012)

10.14	Guaranty Agreement, dated December 24, 2012, issued by Magnetech Industrial Service, Inc., to PNC Bank, National Association (incorporated by reference to Exhibit 10.7 to the Registrant’s Current Report on Form 8-K filed on December 28, 2012)

10.15	Guaranty Agreement, dated December 24, 2012, issued by HK Engine Components, LLC, to PNC Bank, National Association (incorporated by reference to Exhibit 10.8 to the Registrant’s Current Report on Form 8-K filed on December 28, 2012)

10.16	Base Borrowing Rider, dated December 24, 2012, issued by MISCOR Group, Ltd., to PNC Bank, National Association (incorporated by reference to Exhibit 10.9 to the Registrant’s Current Report on Form 8-K filed on December 28, 2012)

10.17	Reimbursement Agreement for Commercial Letter(s) of Credit, dated December 24, 2012, issued by the Registrant to PNC Bank, National Association (incorporated by reference to Exhibit 10.10 to the Registrant’s Current Report on Form 8-K filed on December 28, 2012)

10.18	Reimbursement Agreement for Standby Letter(s) of Credit, dated December 24, 2012, issued by the Registrant to PNC Bank, National Association (incorporated by reference to Exhibit 10.11 to the Registrant’s Current Report on Form 8-K filed on December 28, 2012)

10.19	Open-End Mortgage, Assignment of Rents and Leases and Security Agreement, dated December 24, 2012, issued by Magnetech Industrial Services, Inc., to PNC Bank, National Association (incorporated by reference to Exhibit 10.15 to the Registrant’s Current Report on Form 8-K filed on December 28, 2012)

21.1	Subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 to the Registrant’s Annual Report on Form 10-K filed on March, 1, 2012)

23.1#	Consent of BDO USA, LLP

23.2**	Consent of Ulmer & Berne LLP (included in Exhibit 5.1)

24.1**	Power of Attorney

101.INS^#	XBRL Instance Document

101.SCH^#	XBRL Taxonomy Extension Schema Document

101.CAL^#	XBRL Taxonomy Extension Calculation Linkbase Document

Exhibit Number	Description

101.DEF^#	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB^#	XBRL Taxonomy Extension Lable Linkbase Document

101.PRE^#	XBRL Taxonomy Extension Presentation Linkbase Document

*	MISCOR has omitted schedules and similar attachments to the subject agreement pursuant to Item 601(b) of Regulation S-K. MISCOR will furnish a copy of any omitted schedule or similar attachment to the Commission upon request.
**	Previously filed.
@	Denotes a management contract or compensatory plan.
#	Filed herewith.

Item 17. Undertakings

(a)	The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this Post-Effective Amendment No. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Massillon, State of Ohio, on March 29, 2013.

MISCOR GROUP, LTD.

By:	/s/ Michael P. Moore
Michael P. Moore, President and Chief Executive Officer

Pursuant to the requirements of the Securities Act, this Post-Effective Amendment No. 1 to the registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ Michael P. Moore Michael P. Moore	President and Chief Executive Officer (Principal Executive Officer)	March 29, 2013

*	Chairman of the Board and Director	March 29, 2013
John A. Martell

/s/ Marc Valentin Marc Valentin, CPA, CGMA	Chief Accounting Officer (Principal Financial Officer) (Principal Accounting Officer)	March 29, 2013

* William J. Schmuhl, Jr.	Director	March 29, 2013

* Michael D. Topa	Director	March 29, 2013

* By:	/s/ Michael P. Moore
Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

23.1	Consent of BDO USA, LLP

101.INS#	XBRL Instance Document

101.SCH#	XBRL Taxonomy Extension Schema Document

101.CAL#	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF#	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB#	XBRL Taxonomy Extension Lable Linkbase Document

101.PRE#	XBRL Taxonomy Extension Presentation Linkbase Document